Exhibit 99.1

MANAGEMENT INFORMATION CIRCULAR

FOR THE ANNUAL GENERAL AND SPECIAL MEETING OF

COMMON SHAREHOLDERS OF

GOLDEN STAR RESOURCES LTD.

THIS MANAGEMENT INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF GOLDEN STAR RESOURCES LTD. OF PROXIES TO BE VOTED AT THE ANNUAL GENERAL AND SPECIAL MEETING OF ALL COMMON SHAREHOLDERS.

TO BE HELD AT:

Huron/Escarpment Boardrooms

Fasken Martineau DuMoulin LLP

333 Bay Street, Suite 2400, Bay Adelaide Centre

Toronto, Ontario, Canada

M5H 2T6

On Thursday, May 5, 2016

at 11:30 a.m. (Toronto Time)

TABLE OF CONTENTS

Letter to Shareholders	i
Management Information Circular	1
About our Shareholder Meeting	1
Business of the Meeting	1
Election of Directors	1
Appointment of Auditors	1
Financial Statements	2
Say on Pay	2
Approval of Fourth Amended and Restated 1997 Stock Option Plan	3
Who Can Vote	6
How to Vote	6
Solicitation of Proxies	6
Appointment and Revocation of Proxies	6
Advice to Beneficial Shareholders	7
Voting of Proxies	8
Currency	8
Voting Shares and Security Ownership of Certain Beneficial Owners and Management	9
About the Nominated Directors	10
Director Profiles	11
Committee Membership and Record of Attendance	19
Director Skills Matrix	19
Director Orientation	20
Continuing Education	20
Additional Disclosure Relating to Directors	20
Governance at Golden Star	21
Separate Chairman and CEO	21
Shareholder Communication	21
Governance Principles	21
Code of Conduct and Ethics	21
Advance Notice By-Law	22

Board Role in Risk Oversight	23
About the Board	23
Independence	23
Role of the Board	23
Board Assessments	25
Board Renewal and Gender Diversity	25
Gender Diversity	25
Term Limits and Retirement	25
Recruiting New Directors	25
Majority Voting for Board Elections	26
In Camera Sessions	26
Board Committees	27
Audit Committee	27
Audit Committee Report	27
Compensation Committee	28
Nominating and Corporate Governance Committee	28
Corporate Responsibility Committee	28
Compensation Governance	29
Compensation Related Risk Management	29
Independent Advice	30
Director Compensation	30
Approach to Director Compensation	30
Director Share Ownership	31
Fees and Retainers	31
Details of 2015 Director Compensation	31
Director Compensation Table	31
Director Equity Plan Awards	32
Incentive Plan Awards - Value Vested or Earned During the Year	33
Executive Compensation	34
Message to Shareholders	34
Compensation Discussion and Analysis	37
Compensation Philosophy	37

Oversight of Executive Compensation Program	38
Comparator Group	38
Pay Positioning	39
Named Executive Officers	39
Compensation Components	39
Compensation Mix	40
Annual Incentive Plan	40
Long Term Incentive Plan	40
Benefits	41
Changes for 2016	42
Share Ownership Requirements	42
Compensation Clawback	42
Hedging Prohibition and Pledging Restriction	42
2015 Performance and Compensation	43
2015 Compensation Details	44
Named Executive Officer Compensation	44
Summary Compensation Table	49
Named Executive Officer Equity Plan Awards	50
Incentive Plan Awards - Value Vested or Earned During the Year	52

Equity Compensation Plan Information	54
Termination and Change of Control Benefits	59
Other Information	62
Indebtedness of Directors and Officers	62
Relationships and Related Transactions	62
Compensation Committee Interlocks and Insider Participation	62
Transactions with Related Persons	62
Relationships	63
Availability of Documents	63
Accompanying Financial Information and Incorporation by Reference	63
2017 Shareholder Proposals	64
Other Matters	64
Approval	64
Appendix A: Audit Committee Charter	A-1
Appendix B: Board Mandate	B-1
Appendix C: Fourth Amended and Restated 1997 Stock Option Plan	C-1

Letter to Shareholders

Dear Fellow Shareholder,

On behalf of the Board of Directors, it is my pleasure to invite you to attend Golden Star’s Annual and Special Meeting of Shareholders to be held on Thursday, May 5, 2016 at 11:30 a.m., Toronto time, in the Huron/Escarpment boardrooms at the offices of Fasken Martineau DuMoulin LLP, 333 Bay St., Suite 2400, Toronto, Ontario, M5H 2T6. Golden Star’s Board of Directors and Executive Team look forward to meeting you that day as we present the Corporation’s 2015 financial results, discuss the initiatives that are underway at Golden Star and outline our plans for the future. We hope you can join us. We will once again be seeking the input of our shareholders on our compensation programs through our say on pay advisory vote. As well, we are seeking the approval of our shareholders to increase the number of common shares issuable under our option plan. We think that stock options are an essential component of our long term incentive plan. We also think that stock options, together with our performance share units, will more effectively align the interests of management with the interests of shareholders. Please review this information circular before exercising your vote, as it contains significant information relating to the business of the meeting. It is important that you exercise your vote in person or by submitting your proxy or voting instruction form. Your participation as a shareholder is very valuable to us. If you cannot attend the meeting in person, you may view a live webcast of the meeting at Golden Star’s website, www.gsr.com. The recorded version of the meeting will be available at Golden Star’s website until the next Annual Meeting of Shareholders.

The Board and management thank you for your continued confidence in Golden Star. We feel that we have turned the corner at our operations with closure of the Bogoso refractory plant and our focus on the low cost oxide pits and the development of our two underground projects. We look forward in 2016 to bringing the Wassa Underground into production and advancing the Prestea Underground project, on top of our ongoing production from the Wassa and Prestea South open pits, at costs in the range of those we achieved in the fourth quarter of 2015.

Tim Baker

Chair of the Board

Golden Star Resources Ltd.

- i -

Management Information Circular

About our Shareholder Meeting

You can vote on items of business, meet our directors and management and receive an update about Golden Star Resources Ltd. (“Golden Star” or the “Corporation”). The information in this Management Information Circular is as of March 14, 2016 unless otherwise indicated.

Business of the Meeting

Election of Directors

The term of office of the current directors of Golden Star will expire at the annual general and special meeting (the “Meeting”) or when their successors are duly elected or appointed. The Articles of the Corporation provide that there will be a minimum of three and a maximum of 15 directors. The Board of Directors of Golden Star (the “Board”) is currently composed of eight directors, four of whom are resident Canadians.

Pursuant to the Canada Business Corporations Act (“CBCA”), each nominee may be elected by a plurality of the votes cast by shareholders present in person or represented by proxy. However, each nominee is to be elected in accordance with the written majority voting policy that we have adopted. See “About the Board—Majority Voting for Board Election.”

We will elect eight directors to the Board to serve for a term expiring at the next annual meeting of shareholders of the Corporation. All of the nominated directors currently serve on the Board. You can vote for all of the nominated directors, vote for some of them and withhold votes from all or some of our director nominees.

We recommend that you vote FOR all of the nominated directors.

Unless otherwise indicated in any proxy, it is management’s intention to vote proxies for the election of the eight directors identified on pages 10-19.

Appointment of Auditors

The Board, on the recommendation of the Audit Committee, has proposed that PricewaterhouseCoopers LLP (“PWC”) be reappointed as our auditor, to hold office until the close of the next annual meeting of shareholders of the Corporation or until PWC is removed from office or resigns as provided by law, and that the Audit Committee be authorized to fix the remuneration of PWC as auditor.

Representatives of PWC will be invited to attend the Meeting and may make a statement if they so desire. PWC will respond to shareholder questions.

Golden Star incurred the following fees for services performed by its principal accounting firm, PWC, during fiscal years 2015 and 2014:

Year	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees	Total
2015	CAD$709,131	—	—	CAD$10,508	CAD$719,639
2014	CAD$779,737	—	CAD$53,277	CAD$32,540	CAD$865,554

Audit fees include the aggregate audit fees billed for the audit of the financial statements for fiscal years 2015 and 2014, including with respect to the Corporation’s internal controls over financial reporting, quarterly review of financial statements and fees related to the review of offering materials.

Tax related fees include assistance in filing annual tax returns and tax planning. All other fees related to services rendered with respect to enterprise risk management during fiscal years 2015 and 2014.

For the years ended December 31, 2015 and December 31, 2014, all work performed in connection with the audit of our financial statements was performed by PWC’s employees.

The Audit Committee of the Board has considered the level of compensation paid to the auditors for their audit services to be commensurate to the quality of work and professionalism expected. In addition, the Audit Committee has considered the level of non-audit services provided by the auditors and the auditors’ representation letter in its determination of auditor independence.

The Audit Committee has established a policy requiring pre-approval of all audit engagement letters and fees for all auditing services (including providing comfort letters in connection with securities underwritings) and all permissible non-audit services performed by the independent auditors. Such services may be approved at a meeting or by unanimous written consent of the Audit Committee, or the Audit Committee may delegate to one or more of its members the pre-approval of audit services and permissible non-audit services provided that any pre-approval by such member or members shall be presented to the Audit Committee at each of its scheduled meetings.

We recommend that you vote FOR reappointing PWC as our auditors at a remuneration to be fixed by the Audit Committee.

If a majority of the common shares of the Corporation (the “Common Shares”) represented at the Meeting are withheld from voting for the reappointment of PWC as auditors of the Corporation, the Board will appoint another firm of chartered accountants based upon the recommendation of the Audit Committee.

Unless otherwise indicated in any proxy, it is management’s intention to vote proxies for the reappointment of PWC and to authorize the Audit Committee to fix the remuneration of PWC as auditors.

Financial Statements

Our 2015 annual report includes our consolidated financial statements for the year ended December 31, 2015 and the auditors’ report thereon. The Board of the Corporation has approved the 2015 annual report. You can download a copy from our website at www.gsr.com. No vote will be taken regarding the 2015 annual report.

Say on Pay

You will have a vote on our approach to executive compensation as disclosed in this Circular. This is an advisory vote and is non-binding. It will provide important feedback to our Board and Compensation Committee on our executive compensation.

The Compensation Committee and the Board believe that our compensation program motivates executives to create long term shareholder value. The balance of short-term incentives (which are conditional on the achievement of key financial and operational metrics) and our long term share-based compensation program, which provides for 75% of long term incentives to be awarded as performance share units that vest based on total shareholder return relative to a group of gold companies, is aligned with shareholder interests. In addition, our share ownership requirements for directors and executives, compensation clawback and hedging program ensure that decisions are made appropriately taking risk into account.

Accordingly, shareholders will be asked to vote on the following resolution (the “Advisory Vote on Named Executive Officer Compensation Resolution”) at the Meeting:

Be it resolved as an ordinary resolution of shareholders that the Corporation’s shareholders approve, on an advisory basis and not to diminish the role and responsibilities of the Board, that the shareholders accept the approach to executive compensation disclosed in the Corporation’s management information circular for the 2016 annual general and special meeting of shareholders.

Three years ago, a majority of our shareholders voted against our say on pay resolution. We took this very seriously and made significant changes to our executive compensation programs and to our executive compensation governance. These significant changes resulted in strong shareholder support for say on pay (97% in favour in 2014 and 95% in favour in 2015).

We recommend that you vote FOR the Advisory Vote on Named Executive Officer Compensation Resolution.

Unless otherwise indicated in any proxy, it is management’s intention to vote proxies for the Advisory Vote on Named Executive Officer Compensation Resolution.

Following this year’s vote, the Board will again carefully consider the feedback we receive from our shareholders, as well as evolving compensation best practices with a view to continuing to improve our executive compensation programs.

Approval of Fourth Amended and Restated 1997 Stock Option Plan

The Corporation proposes to amend and restate the Third Amended and Restated 1997 Stock Option Plan (the “Stock Option Plan”). The purpose of the Stock Option Plan is to provide to certain key employees, consultants and directors (including non-employee directors) of the Corporation and its subsidiaries an incentive to maintain and to enhance the long-term performance of the Corporation through the acquisition of Common Shares pursuant to the exercise of options. Under the Stock Option Plan, the maximum number of Common Shares authorized for issuance is 25,000,000 Common Shares (or approximately 9.6% of the issued and outstanding Common Shares). As of March 21, 2016, 1,112,377 Common Shares (or approximately 0.4% of the issued and outstanding Common Shares) are available for issuance pursuant to new option grants and 16,164,008 Common Shares (or approximately 6.2% of the issued and outstanding Common Shares) are available for issuance pursuant to existing option grants.

The Board has approved the Fourth Amended and Restated 1997 Stock Option Plan (the “Fourth Amended and Restated 1997 Stock Option Plan”) of the Corporation, subject to shareholder approval, to (i) reserve an additional 10,000,000 Common Shares (or approximately 3.8% of the issued and outstanding Common Shares) for the Fourth Amended and Restated 1997 Stock Option Plan, thereby increasing the total number of Common Shares issuable from 25,000,000 Common Shares under the Stock Option Plan to 35,000,000 Common Shares under the Fourth Amended and Restated 1997 Stock Option Plan; (ii) provide for the grant of “incentive stock options” (being options stock options designated as “incentive stock options” in an option agreement and that are granted in accordance with the requirements of, and that conforms to the applicable provisions of, Section 422 of the Internal Revenue Code); and (iii) to make such other changes to update the provisions of the Stock Option Plan in light of current best practices. Accordingly, the Corporation is asking the shareholders to approve, ratify and confirm the Fourth Amended and Restated 1997 Stock Option Plan.

Pursuant to the Fourth Amended and Restated 1997 Stock Option Plan, as of March 21, 2016, 11,112,377 Common Shares (or approximately 4.3% of the issued and outstanding Common Shares) would be available for issuance pursuant to new option grants and 16,164,008 Common Shares (or approximately 6.2% of the issued and outstanding Common Shares) would be available for issuance pursuant to existing option grants. 7,723,615 Common Shares (or approximately 3.0% of the issued and outstanding Common Shares) have been issued pursuant to exercised options and, as such, would not be available for grant under the Fourth Amended and Restated 1997 Stock Option Plan.

Under the Toronto Stock Exchange’s policy respecting stock options, shareholder approval is required for certain amendments to the security-based compensation arrangements of a company. The NYSE MKT rules also require shareholder approval for any material amendment to a company’s stock option plan.

A summary of the key proposed amendments to the Fourth Amended and Restated 1997 Stock Option Plan is set forth below.

At the Meeting, shareholders will be asked to consider and, if thought fit, pass the following ordinary resolution (the “Fourth Amended and Restated 1997 Stock Option Plan Resolution”) to approve, ratify and confirm the Fourth Amended and Restated 1997 Stock Option Plan and the issuance of the Additional Options:

“Be it resolved as an ordinary resolution that:

1. the Fourth Amended and Restated 1997 Stock Option Plan adopted by the Board of Directors of the Corporation, as described in the management information circular of the Corporation dated March 14, 2016, be and is hereby approved, ratified and confirmed;

2. as part of the Fourth Amended and Restated 1997 Stock Option Plan, the maximum number of common shares of the Corporation (“Common Shares”) made available for issuance under the Fourth Amended and Restated 1997 Stock Option Plan be increased from 25,000,000 Common Shares to 35,000,000 Common Shares; and

3. any officer or director of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute and deliver or cause to be executed and delivered, all such documents, agreements and instruments as are necessary or desirable to give effect to the foregoing resolutions, and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such acts or things.”

In order to pass the Fourth Amended and Restated 1997 Stock Option Plan Resolution at least a majority of the votes cast at the meeting by holders of Common Shares, present in person or by proxy, must be voted in favour of such resolution.

We recommend that you vote FOR the Fourth Amended and Restated 1997 Stock Option Plan Resolution.

Unless otherwise indicated in any proxy, it is management’s intention to vote proxies for the Fourth Amended and Restated Stock Option Plan Resolution.

Summary of the Proposed Amendments to the Fourth Amended and Restated 1997 Stock Option Plan

A summary of the key proposed amendments to the Fourth Amended and Restated 1997 Stock Option Plan is set forth below. This summary is not complete and is qualified in its entirety by the text of the Fourth Amended and Restated 1997 Stock Option Plan attached hereto as Appendix C. In addition, a summary of the Stock Option Plan is set forth under “Equity Compensation Plan Information – Stock Option Plan”.

1.	Number of Shares Reserved under the Fourth Amended and Restated 1997 Stock Option Plan

The Corporation is seeking to increase the maximum number of Common Shares issuable pursuant to the exercise of incentive stock options and nonqualified stock options to thirty-five million (35,000,000) from the current maximum of twenty-five million (25,000,000). Based on the activity of the Corporation up to March 21, 2016, under the Fourth Amended and Restated 1997 Stock Option Plan 11,112,377 Common Shares (or approximately 4.3% of the issued and outstanding Common Shares) would be available for issuance pursuant to new option grants under the Fourth Amended and Restated 1997 Stock Option Plan and 16,164,008 Common Shares (or approximately 6.2% of the issued and outstanding Common Shares) would be available for issuance pursuant to existing option grants. 7,723,615 Common Shares (or approximately 3.0% of the issued and outstanding Common Shares) have been issued pursuant to exercised options and, as such, would not be available for grant under the Fourth Amended and Restated 1997 Stock Option Plan.

In addition, under the Fourth Amended and Restated 1997 Stock Option Plan, the total number of Common Shares issuable to non-employee directors will not exceed the lesser of: (i) 1% of the issued and outstanding Common Shares; (ii) an annual value of $150,000 per annum per non-employee director when taken together with all of the Corporation’s security based compensation arrangements; and (iii) an annual value of $100,000 per annum per non-employee director under the Fourth Amended and Restated 1997 Stock Option Plan.

2.	Change of Control

Under the Fourth Amended and Restated 1997 Stock Option Plan, the Corporation has replaced the “single-trigger” change of control provision with a “double-trigger” change of control provision, pursuant to which options issued under the Fourth Amended and Restated 1997 Stock Option Plan will become immediately exercisable if there is a change of control and such optionholder’s employment is terminated within 12 months after such change of control. The Board may provide for the payment of cash or property (or a combination thereof) in settlement of any such options.

In addition, the Corporation has revised the definition of change of control to exclude a change of control that results solely from a continuance of the Corporation to another jurisdiction or an internal corporate reorganization or restructuring of the Corporation where such transaction does not materially affect the beneficial ownership of the Corporation’s voting stock.

3.	Termination of Employment

Under the Fourth Amended and Restated 1997 Stock Option Plan, the Board will no longer have the ability to retroactively reinstate the effectiveness of an option held by a former optionee that is otherwise rendered unexercisable due to the termination of the former optionee’s employment.

4.	Amendment, Suspension and Termination

Under the Fourth Amended and Restated 1997 Stock Option Plan, shareholder approval (in accordance with the requirements of applicable law or any stock exchange listing requirements) will be required to: (i) allow a participant to transfer or assign an option to any person or entity, other than as permitted in connection with the death of an optionee, provided that such transfer or assignment complies with applicable laws and rules of applicable stock exchanges; (ii) increase the number of Common Shares issuable to non-employee directors; or (iii) make amendments to the amendment provisions of the Fourth Amended and Restated 1997 Stock Option Plan.

In addition, the Stock Option Plan had required shareholder approval (in accordance with the requirements of applicable law or any stock exchange listing requirements) to: (i) reduce the exercise price, or cancel and reissue options (so as to in effect reduce the exercise price) for the benefit of insiders of the Corporation; or (ii) extend the termination date of the options beyond the original expiration date for the benefit of insiders of the Corporation, other than as permitted in connection with options that expire during a black-out period restricting the trading of the Corporation’s securities. Under the Fourth Amended and Restated 1997 Stock Option Plan, these requirements have been extended to all participants, not just insiders of the Corporation.

The Fourth Amended and Restated 1997 Stock Option Plan provides that it will terminate, unless earlier terminated as provided therein, on the tenth anniversary of its approval by the Board.

5.	Confirmation by Shareholders

If the Fourth Amended and Restated 1997 Stock Option Plan Resolution is not passed at the Meeting, then the Stock Option Plan will remain in effect.

Who Can Vote

If you were a registered holder of common shares of Golden Star at the close of business (EDT) on March 14, 2016 you are entitled to receive notice of and to vote at the Meeting.

How to Vote

Solicitation of Proxies

This management information circular (“Circular”) is provided in connection with the solicitation of proxies by the management of Golden Star for the Meeting to be held on Thursday May 5, 2016, at 11:30 a.m. (EDT) in the Huron/Escarpment boardrooms at the offices of Fasken Martineau DuMoulin LLP, 333 Bay Street, Suite 2400, Toronto, Ontario M5H 2T6 or at any adjournment or postponement thereof for the purposes set forth in the accompanying Notice of Meeting.

The Corporation is sending proxy-related materials to shareholders using Notice-and-Access. Notice-and-Access is a set of rules for reducing the volume of materials that must be physically mailed to shareholders by posting the circular and additional materials online. Shareholders will still receive a hard copy of the Notice of Meeting and form of proxy or voting instruction form, as the case may be, and may choose to receive a hard copy of the other Meeting materials. Pursuant to the requirements of the CBCA, registered shareholders of the Corporation will also receive hard copies of the annual financial statements of the Corporation. Details are included in the Notice of Meeting. The Meeting materials are available online at http://www.gsr.com/noticeandaccess and under the Corporation’s profile on SEDAR at www.sedar.com. Shareholders are reminded to review the Meeting materials before voting.

Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone or personal interview by regular employees of the Corporation, at a nominal cost to the Corporation. Shareholders may also obtain proxies online at http://www.gsr.com/noticeandaccess. In accordance with applicable laws, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the Common Shares held of record by such persons and the Corporation may reimburse such persons for reasonable fees and disbursements incurred by them in doing so.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy, Samuel T. Coetzer, President and Chief Executive Officer of the Corporation, or failing him, Jason Brooks, Vice President and Controller of the Corporation, have been designated by the Board and have indicated their willingness to represent as proxy each shareholder who appoints them. A SHAREHOLDER HAS THE RIGHT TO DESIGNATE A PERSON (WHO NEED NOT BE A SHAREHOLDER) OTHER THAN SAMUEL T. COETZER OR JASON BROOKS, TO REPRESENT HIM OR HER AT THE MEETING. Such right may be exercised by inserting in the space provided for that purpose on the proxy the name of the person to be designated and deleting or striking therefrom the names of the management designees, or by completing another proper form of proxy. Such shareholder should notify the nominee of his or her appointment, obtain a consent to act as proxy and provide instructions on how the shareholder’s Common Shares are to be voted. In any case, the form of proxy should be dated and executed by the shareholder or an attorney authorized in writing, with proof of such authorization attached where an attorney executed the proxy form. A form of proxy will not be valid for the Meeting or any adjournment or postponement thereof unless it is completed and delivered by no later than 5:00 p.m. (EDT)

on Wednesday, May 4, 2016 or, if the Meeting is adjourned or postponed, no later than 5:00 p.m. (EDT) on the business day immediately prior to the day of the reconvening of the adjourned or postponed Meeting, to either (i) in the case of Common Shares which are registered on the books of the Corporation for trading on the TSX or on the NYSE MKT (a shareholder whose Common Shares are so registered will receive an envelope that accompanies this Management Information Circular bearing the following address), to Attention: CST Trust Company, P.O. Box 721, Agincourt, Ontario, Canada, M1S 0A1, or (ii) in the case of Common Shares which are registered on the books of the Corporation for trading on the Ghana Stock Exchange (a shareholder whose Common Shares are so registered will receive an envelope that accompanies this Management Information Circular bearing the following address), to Attention: The Registrar, Ghana Commercial Bank Limited, Share Registry, Head Office, P.O. Box 134, Accra, Ghana. Late proxies may be accepted or rejected at any time prior to the commencement time of the Meeting by the Chairman of the Meeting in his discretion and the Chairman is under no obligation to accept or reject any particular late proxy.

In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it at any time before it is exercised, by instrument in writing executed by the shareholder or by his or her attorney authorized in writing and deposited either at the registered office of the Corporation, being 150 King Street West, Sun Life Financial Tower, Suite 1200, Toronto, Ontario, Canada M5H 1J9, Attention: June Lutchman at any time up to and including the last business day preceding the day of the Meeting, or any adjournment or postponement thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting or any adjournment or postponement thereof, before any votes in respect of which the proxy is to be used shall have been taken. In addition, a proxy may be revoked by the shareholder personally attending at the Meeting, by registering with the scrutineers and voting his, her or its Common Shares.

Advice to Beneficial Shareholders

The information set forth in this section is of significant importance to many shareholders of the Corporation as a substantial number of shareholders do not hold their Common Shares in their own names. Shareholders of the Corporation who do not hold their Common Shares in their own names (referred to herein as “Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker, then, in almost all cases, those Common Shares will not be registered in the shareholder’s name on the records of the Corporation. Such Common Shares will more likely be registered under the name of an intermediary, typically a shareholder’s broker or an agent or nominee of that broker, such as a clearing agency in which the broker participates. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc.), and in the United States, the vast majority of such shares are registered in the name of Cede & Co. (the registration name of The Depositary Trust Company), which entities act as nominees for many brokerage firms. Common Shares held by brokers or their agents or nominees may be voted for or against resolutions or withheld from voting upon the instructions of the Beneficial Shareholder. The Meeting Materials have been distributed to intermediaries who are required to deliver them to, and seek voting instructions from, our Beneficial Shareholders. However, without specific instructions, an intermediary is prohibited from voting shares for Beneficial Shareholders (commonly referred to as a “broker non-vote”). Broker non-votes will not affect the outcome of the matters to be acted upon at the Meeting. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person and carefully follow the instructions provided by the intermediary in order to ensure that their Common Shares are voted at the Meeting.

Every intermediary has its own mailing procedures and provides its own return instructions to Beneficial Shareholder clients. Often, the form of proxy supplied to a Beneficial Shareholder by its intermediary is identical to the proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder (the intermediary) how to vote on behalf of the Beneficial Shareholder. The majority of intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically applies a special sticker to the proxy forms, mails those forms to the Beneficial

Shareholders and asks Beneficial Shareholders to return the proxy forms to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the meeting. A Beneficial Shareholder receiving a proxy with a Broadridge sticker on it cannot use that proxy to vote Common Shares directly at the Meeting – the proxy must be returned to Broadridge well in advance of 5:00 p.m. (EDT) on Wednesday May 4, 2016 in order to have the Common Shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his or her intermediary, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote such Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder should, well in advance of the meeting, provide written instructions to the intermediary requesting that the Beneficial Shareholder be appointed a proxyholder in respect of the Common Shares held by the registered shareholder. A Beneficial Shareholder who has been appointed as proxyholder for the registered shareholder must be given authority to attend, vote and otherwise act for and on behalf of the registered shareholder in respect of all matters that may come before the Meeting.

All references to “shareholders” in this Circular and the accompanying Notice of Meeting and proxy are to shareholders of record of the Corporation (and not to Beneficial Shareholders) unless specifically stated otherwise. Where documents are stated to be available for review or inspection, such items will be shown upon request to registered shareholders who produce proof of their identity.

Voting of Proxies

The persons named in the enclosed proxy are directors and/or officers of the Corporation who have indicated their willingness to represent as proxy the shareholders who appoint them. Each shareholder may instruct the shareholder’s proxy how to vote the shareholder’s Common Shares by completing the blanks on the proxy.

All Common Shares represented at the Meeting by properly executed proxies will be voted (including the voting on any ballot), and where a choice with respect to any matter to be acted upon has been specified in the proxy, the Common Shares represented by the proxy will be voted or withheld from voting in accordance with such specification. IN THE ABSENCE OF ANY SUCH SPECIFICATION, THE MANAGEMENT DESIGNEES, IF NAMED AS PROXY, WILL VOTE FOR THE MATTERS SET OUT THEREIN.

The enclosed proxy confers discretionary authority upon the management designees, or other persons named as proxy, with respect to amendments to or variations of matters identified in the Notice of Meeting and any other matters which may properly come before the Meeting. As of the date hereof, the Corporation is not aware of any amendments to, variations of or other matters which may come before the Meeting. In the event that other matters come before the Meeting, then the management designees intend to vote in accordance with the judgment of the management of the Corporation.

Currency

We report in United States dollars. Accordingly, all references to “$”, “U.S.$” or “United States dollars” in this Prospectus refer to United States dollar values. References to “CAD$” or “Canadian dollars” are used to indicate Canadian dollar values. Certain figures reported in this Circular have been exchanged from Canadian dollar values to United States dollar values using a currency exchange rate of CAD$1.00 equals U.S. $0.78, based on the Bank of Canada’s average rate of exchange for 2015.

Voting Shares and Security Ownership of Certain Beneficial Owners and Management

The authorized capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of first preferred shares (the “First Preferred Shares”). As of March 14, 2016, a total of 259,897,095 Common Shares and no First Preferred Shares were issued and outstanding. The Board has fixed March 14, 2016 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof. Each Common Share outstanding on the record date carries the right to one vote. The Corporation will arrange for the preparation of a list of the holders of its Common Shares on such record date. Each shareholder named in the list will be entitled to one vote at the Meeting for each Common Share shown opposite such shareholder’s name. A complete list of the shareholders entitled to vote at the Meeting will be open to examination by any shareholder for any purpose germane to the Meeting, during ordinary business hours at the office of CST Trust Company at 320 Bay Street, Toronto, Ontario, Canada, M5H 4A6. Under the Corporation’s By-laws, the quorum for the transaction of business at the Meeting consists of two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxyholder or representative for a shareholder so entitled.

The following table shows the number of Common Shares beneficially owned (including Common Shares underlying convertible securities exercisable within 60 days) as of March 14, 2016 by each director of the Corporation, by each named executive officer of the Corporation, and by all directors and named executive officers of the Corporation. All information is taken from or based upon ownership filings made by such persons with the U.S. Securities and Exchange Commission (“SEC”), the Canadian Securities Administrators (“CSA”) or upon information provided by such persons to the Corporation. Unless otherwise noted, the Corporation believes that each person shown below has sole investment and voting power over the Common Shares owned.

Name of Beneficial Owner	Amount of Stock Options Beneficially Owned (included options exercisable within 60 days)		Amount of Common Shares Beneficially Owned	Total Common Shares Beneficially Owned (including Common Shares subject to convertible securities exercisable within 60 days)		Percent of Common Shares Beneficially Owned[1]
Directors:
Tim Baker	500,000		—	500,000		0.19%
Anu Dhir	100,000		—	100,000		0.04%
Robert E. Doyle	100,000		100,000	200,000		0.08%
Tony Jensen	100,000		—	100,000		0.04%
Craig J. Nelsen	100,000		151,900	251,900		0.10%
William L. Yeates[2]	100,000		125,000	225,000		0.09%

Named Executive Officers:
Samuel T. Coetzer[3]	3,902,603	[4]	182,465	4,085,068	[4]	1.57%
Daniel Owiredu[5]	2,293,970		—	2,293,970		0.88%
André van Niekerk	867,142		17,000	884,142		0.34%
Martin Raffield	1,752,237		19,032	1,771,269		0.68%
S. Mitch Wasel	1,343,066		70,509	1,413,575		0.54%

Directors and All Named Executive Officers as a group	11,159,018		665,906	11,824,924		4.55%

1.	Calculated (i) the total number of Common Shares held by directors and named executive officers as a group plus Common Shares, divided by (ii) the aggregate of the number of issued and outstanding Common Shares as of March 14, 2016 plus Common Shares subject to stock options exercisable within 60 days held by such person
2.	Includes 15,000 common shares owned indirectly through his spouse.
3.	Mr. Coetzer is also a director of the Corporation.
4.	Effective as of March 21, 2016, Mr. Coetzer surrendered an aggregate of 260,668 options. The surrendered options had been inadvertently granted to Mr. Coetzer in excess of the maximum number of options permitted to be granted to any one optionee in any one calendar year under the terms of the Stock Option Plan. In place of the surrendered options, Golden Star plans to grant an additional number of SARs or other compensation having, to the extent practicable, an economically equivalent value to the surrendered options. The numbers in this table have not been updated to reflect the aforementioned surrendered options or replacement SARs.
5.	Mr. Owiredu is also a director of the Corporation.

The following table sets forth information as to each person known to the Corporation or its directors and executive officers to be beneficial owners of, or to have control or direction over, more than ten percent of the outstanding shares of commons shares as of March 14, 2016.

Name and Address of Beneficial Owner	Amount and Nature of Common Shares Beneficially Owned	Percent of Common Shares Beneficially owned
Sentry Select Capital Corp[1]
199 Bay Street
Suite 4100	30,180,600	11.6%
Commerce Court West, PO Box 108
Toronto, Ontario, Canada, M5L 1E2

1.	Reflects common shares beneficially owned by Sentry Select Capital Corp (“SSCC”) according to a statement on Schedule 13G filed with the SEC on February 11, 2016, which indicates that SSCC have sole voting power of 30,180,600 common shares and sole dispositive power of 30,180,600 common shares. The schedule 13G states that the common shares are beneficially owned by Sentry Investment Inc., which is a wholly-owned subsidiary of SSCC.

About the Nominated Directors

The eight persons listed below are nominated for election as directors of the Corporation. All of the eight nominated directors are currently directors of the Corporation.

It is the intention of the management designees, if named as proxy, to vote for the election of the eight listed nominees. Management does not contemplate that any of such nominees will be unable to serve as directors; however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, proxies appointing management designees will be voted FOR another nominee in their discretion unless the shareholder has specified in his proxy that his Common Shares are to be withheld from voting in the election of directors. Each director elected will hold office until the next annual meeting of shareholders or until his or her successor is duly elected, unless his or her office is earlier vacated.

The name; municipality, province or state and country of residence; all positions and offices in the Corporation presently held; present and past principal occupation or employment for the past five years; the date of first appointment as a director; and age is set out for each director in the director profiles below.

Director Profiles

Tim Baker

Resident of: Toronto, Ontario,

Canada

Director Since: January 1, 2013

Age: 64

Status: Independent

Experience:

•    Extensive operations experience, including Africa

•    International experience in project development

•    Governance, Corporate Responsibility, and Health and Safety expertise

Mr. Baker was appointed Executive Chairman of the Corporation effective January 1, 2013. Mr. Baker’s title was amended to non-Executive Chairman on November 1, 2013. Mr. Baker served as the Chief Operating Officer and Executive Vice President of Kinross Gold Corporation from June 2006 to November 2010. Mr. Baker, who earned his BSc in Geology from Edinburgh University in 1974, has substantial experience in operating mines and projects, including projects in Chile, the United States, Africa and the Dominican Republic. Prior to working with Kinross Gold Corporation, Mr. Baker served as an Executive General Manager of Placer Dome Chile, where he was responsible for the Placer Dome operations, including at the Zaldivar mine and Kinross-Placer joint venture at La Coipa as well as the Pueblo Viejo project in the Dominican Republic. Mr. Baker was an independent director of Eldorado Gold Corporation from May 2011 until December 2012; Pacific Rim Mining Corp. from March 2012 until November 2013, and Augusta Resources Corporation from September 2008 until September 2014. Mr. Baker has also been a Director of Antofagasta plc since March 2011 and Sherritt International since May 2014. Mr. Baker’s extensive and ongoing experience as a director of a wide spectrum of companies, including as an executive of various mining companies, along with his ICD.D certification obtained from the Institute of Corporate Directors make him a vital part of the Board of Directors.

Committee Memberships:

Mr. Baker is a member of the Nominating and Corporate Governance Committee.

Other Current Public Board Memberships:

•    Independent Director, Antofagasta PLC since March 2012. Chair Remuneration Committee, member of the Projects Committee, the Sustainability and Stakeholder Management Committee and the Nomination and Governance committee.

•    Independent Director, Sherritt International Corporation, since May 2014. Chair of the Environment, Health, Safety and Sustainability Committee, member of the Reserves Committee and the Nominating and Corporate Governance Committee.

Shareholdings as at December 31, 2015:

Mr. Baker owned 500,000 options and 1,076,133 deferred share units. He satisfies the director share ownership guidelines.

Samuel T. Coetzer

Resident of: Toronto, Ontario,

Canada

Director Since: December 13, 2012

Age: 55

Status: Non-Independent

Experience:

•    Strategic leadship with vast experience in Africa

•    Strong technical background in both surface and underground mining

•    Mergers and acquisitions expertise

Mr. Coetzer was appointed President and Chief Executive Officer of the Corporation, effective January 1, 2013 and a director of the Corporation in December 2012. Prior to this appointment, he served the Corporation as Executive Vice President and Chief Operating Officer from March 2011 to December 2012. Mr. Coetzer is a mining engineer graduate from the University of Pretoria, a member of the World Gold Council and has over 25 years of international mining experience, having held increasing levels of responsibility in various mining companies including Xstrata Nickel, Xstrata Coal South Africa, and Placer Dome Inc. From September 2010 until joining the Corporation, he was the Senior Vice President of Red Back Integration at Kinross. Mr. Coetzer consulted to Kinross from February 2009 and was appointed in May 2009 as Senior Vice President, South American Operations for Kinross, serving in this role until September 2010. In this role, Mr. Coetzer was responsible for overseeing the Kinross assets in Brazil, Chile and Ecuador. From June 2007 to October 2008, Mr. Coetzer was the Chief Operating Officer of Xstrata Nickel, and from March 2006 to June 2007, he was the Chief Operating Officer of Xstrata Coal South Africa. Mr. Coetzer also has significant experience in Africa, having been with Placer Dome Inc.’s South African and Tanzanian operations, where he was Managing Director—South Africa and the Executive General Manager – Tanzania, from 2003 to February 2006. Mr. Coetzer’s experience and expertise in managing mining operations of various mining companies positions him well to serve as the Chief Executive Officer and member of the Board. As Chief Executive Officer and formerly Chief Operating Officer of the Corporation, Mr. Coetzer has demonstrated strong leadership skills and extensive knowledge of operational issues facing the Corporation.

Committee Memberships:

N/A

Other Current Public Board Memberships:

Nil

Shareholdings as at December 31, 2015:

Mr. Coetzer owned 182,465 Common Shares, 3,113,209 options[1], 3,050,794 performance share units, 291,220 deferred share units and 384,917[1] share appreciation rights. He has until March 2019 to satisfy share ownership guidelines.

Notes:

1.      Effective as of March 21, 2016, Mr. Coetzer surrendered an aggregate of 260,668 options. See Note 4 under the “Voting Shares and Security Ownership of Certain Beneficial Owners and Management” table. These numbers have not been updated to reflect the surrendered options or replacement SARs.

Anu Dhir

Resident of: Mississauga, Ontario, Canada

Director Since: February 21, 2014

Age: 44

Status: Independent

Experience:

•    Legal and corporate development expertise in mining

•    International and African business finance and operations experience

Anu Dhir is a founder and Managing Director of Miniqs Limited (“Miniqs”), a private group primarily interested in resource projects capable of growth into major producing operations. Miniqs’ experience extends from early stage exploration projects, through to the successful development of a number of major mining projects throughout the world. Miniqs’ capabilities include the establishment of technical and project development teams; establishment of corporate structures and management teams; and major financing access through the global debt and equity markets. Prior to Miniqs, Ms. Dhir served as Vice President, Corporate Development and Company Secretary at Katanga Mining Limited a publicly listed mining company. Her portfolio of responsibilities at Katanga covered corporate development, investor relations, legal advisory, governance, and communications.

Ms. Dhir has a unique combination of business, operations and legal experience in the mining, oil and gas and technology sectors on several continents and a history of successfully developing and negotiating business development deals including joint ventures, mergers and acquisitions, and key partnerships. Ms. Dhir has also helped finance and lead private companies to the public markets and has helped companies heighten their profile and increase overall shareholder value.

Ms. Dhir was a director of Frontier Rare Earths from July 2008 until January 2016 and served as its Chair of the Audit Committee and Lead Independent Director. Ms. Dhir was a director of Energulf Resources from August 2013 until September 2015. Ms. Dhir was a Non-Executive Director of Great Basin Gold Limited, South Africa (TSX, NYSE, JSE) until 2013, and served as its Chair of the Corporate Governance Committee and member of its Remuneration Committee and Audit & Risk Committee. Ms. Dhir also served as a Non-Executive Director of Kazakh Compass Asset Fund Ltd, Kazakhstan until December 2012.

Committee Memberships:

Ms. Dhir is a member of the Nominating and Corporate Governance Committee, the Compensation Committee, the Audit Committee[1] and is the Chair of the Corporate Responsibility Committee since May 2015.

Other Current Public Board Memberships:

•    Lead Non-Executive Director, Atlatsa Resources Corporation, South Africa (TSX, NYSE, JSE) Chair Remuneration Committee, Chair Investment Committee, Member Audit & Risk Committee, Member Health, Safety and Sustainability Committee

Shareholdings as at December 31, 2015:

Ms. Dhir owned 100,000 options and 298,044 deferred share units. She has until March 2019 to satisfy share ownership guidelines.

Notes:

1.      Ms. Dhir was appointed to the Audit Committee effective as of March 18, 2016.

Robert E. Doyle

Resident of: Toronto, Ontario,

Canada

Director Since: February 2, 2012

Age: 61

Status: Independent

Experience:

•    Extensive international mining experience (resource exloration,development and production)

•    Accounting and finance expertise in mining

•    Audit Committee financial expert as defined by the SEC

From January 2008 to October 2009, Mr. Doyle was Chief Executive Officer of Medoro Resources Ltd. (pursuant to a merger in June 2011, Medoro is now known as Gran Colombia Gold Corp.), a Canadian gold exploration and development company with activities in Africa and South America. Mr. Doyle was with Pacific Stratus Energy as Executive Vice President from 2005 through 2006, Chief Financial Officer from October 2006 to May 2007 and Vice President from March 2006 to May 2007. He also was Chief Financial Officer of Coalcorp Mining Inc. from November 2005 to May 2007 and Chief Financial Officer of Bolivar Gold Corp. from January 2003 to February 2006. Mr. Doyle served as a director of Gran Columbia Gold Corp. from April 2008 to July 2013, and as a director of NXA Inc. from June 2009 to February 2014. Mr. Doyle sits on the boards of Detour Gold Corp. and Mandalay Resource Corp. Mr. Doyle, a chartered accountant and a chartered director, has over 30 years’ experience in all facets of international resource exploration, development and production. Mr. Doyle has a BA Honours from the Ivey Business School, University of Western Ontario. Mr. Doyle brings a broad skill set to the Board, including a thorough understanding of operations, accounting and financial strategy of international mining companies.

Committee Memberships:

Mr. Doyle is a member of the Audit Committee, Corporate Responsibility Committee, and is the Chair of the Nominating and Corporate Governance Committee since February 2015.

Other Current Public Board Memberships:

•    Director, Mandalay Resources Corp. since April 2010, Chair Audit Committee

•    Director, Detour Gold Corporation since May 2010, Member Audit, Technical and Corporate Governance and Nominating Committee of Detour Gold Corporation

Shareholdings as at December 31, 2015:

Mr. Doyle owned 100,000 Common Shares, 100,000 options and 895,634 deferred share units. He satisfies the director share ownership guidelines.

Tony Jensen

Resident of: Superior, Colorado,

U.S.A.

Director Since: June 13, 2012

Age: 53

Status: Independent

Experience:

•    Extensive international mine operations and corporate experience

•    Finance, capital management and sourcing

•    Evaluations, negotiations and transactions

•    Public company executive management

Mr. Jensen has over thirty years of progressive mining industry experience, including over twelve years with Royal Gold, Inc. and eighteen years with the Placer Dome Inc. group of companies. His background is anchored in operational experience gained in the United States and Chile where he served in senior mine management positions. This operational background is balanced by corporate administrative, finance and business development experience in various roles with Royal Gold and Placer Dome in San Francisco, California, Santiago, Chile and Denver, Colorado. Mr. Jensen has been serving as President and Chief Executive Officer of Royal Gold Inc., a mining royalty company, since 2006. Previously, Mr. Jensen had served as the President and Chief Operating Officer of Royal Gold Inc. from 2003 to 2006. Mr. Jensen was elected to the board of directors of Royal Gold Inc. in 2004. He is a mining engineering graduate of the South Dakota School of Mines and Technology and holds a Certificate of Finance from Golden Gate University in San Francisco. In addition, Mr. Jensen is a member of the World Gold Council Board and Remuneration Committee, the National Mining Association Board and Finance Committee, and the Advisory Board of the South Dakota School of Mines and Technology. Mr. Jensen brings to the Board extensive operating knowledge and ongoing experience as an executive of companies involved in the global mining and mineral processing industries.

Committee Memberships:

N/A1

Other Current Public Board Membership:

•    Director, Royal Gold Inc.

Shareholdings as at December 31, 2015:

Mr. Jensen owned 100,000 options, and 839,304 deferred share units. He satisfies the director share ownership guidelines.

Notes:

1.      Mr. Jensen resigned from the Audit Committee effective as of March 18, 2016.

Daniel Owiredu

Resident of: Accra. Ghana

Director Since: November 4, 2014

Age: 58

Status: Non-Independent

Experience:

•    Strategic leadship with vast experience in Africa

•    Strong technical background in both surface and underground mining

Mr. Owiredu joined Golden Star in September 2006 as Vice President, Operations and was appointed Executive Vice President, Operations and Chief Operating Officer in January 2013. He was subsequently appointed to the Board in November 2014. Mr. Owiredu has over 30 years of experience in the mining sector in Ghana and West Africa, and holds a BSc degree in Mechanical Engineering from the Kwame Nkrumah University of Science & Technology, Kumasi and an MBA degree from Strathclyde Business School in Scotland, UK. Prior to joining Golden Star, Mr. Owiredu was Deputy Chief Operating Officer, Africa for AngloGold Ashanti where he successfully managed the construction and operation of the Bibiani mine as well as the operation of the Siguiri, Obuasi and Fred Rebecca mines. Mr. Owiredu has made a significant contribution to mining in Ghana as the country’s former President of the Chamber of Mines and more recently in his appointment as Chairman of the board of directors of the Ghana Commercial Bank.

Committee Memberships:

N/A

Other Current Public Board Memberships:

Nil

Shareholdings as at December 31, 2015:

Mr. Owiredu owned 1,899,273 options, 169,890 deferred share units, 174,282 Share Appreciation Rights and 1,557,823 performance share units. He has until March 2019 to satisfy share ownership guidelines.

Craig J. Nelsen

Resident of: Centennial, Colorado, U.S.A.

Director Since: May 11, 2011

Age: 64

Status: Independent

Experience:

•    Mineral property evaluation including resource/reserve evaluation and design and implementation of exploration drilling programs

•    Geological expertise on mineral deposits

•    Detailed knowledge of mineral property transactions and mergers and acquisitions activity

•    Extensive experience with international mining operations including budgets, strategic plans, health and safety, and community issues

Craig J. Nelsen was a founder, and President, Chief Executive Officer and a member of the Board of Directors, of Avanti Mining Inc. (“Avanti”) from May 2007 to October 2013 and was Executive Chairman of Avanti until May 2014. From April 1999 to June 2007, Mr. Nelsen served as the Executive Vice-President, Exploration, for Gold Fields Limited. Mr. Nelsen was the founder, and served as Chairman of the board of directors, of Metallica Resources Inc. from 1994 to 2008, and was Metallica’s Chief Executive Officer from 1994 to 1999. In June 2008, a three company merger between Metallica, Peak Gold, and New Gold Inc. was finalized, forming a larger gold producer known as New Gold Inc., which is listed on both the Toronto Stock Exchange and NYSE MKT. From June 2008 until May 2012, Mr. Nelsen served as a member of the board of directors of New Gold Inc. Mr. Nelsen holds a M.S. degree in geology from the University of New Mexico and a B.A. degree in geology from the University of Montana. Mr. Nelsen’s experience includes, among other things, his knowledge in mineral property evaluation, including resource and reserve assessment; international mining; mergers and acquisitions; exploration and mine operations; health, safety, environment and community relations; company formation and strategic planning.

Committee Memberships:

Mr. Nelsen is a member of the Corporate Responsibility Committee and is the Chair of the Compensation Committee.

Other Current Public Board Membership:

Nil

Shareholdings as at December 31, 2015:

Mr. Nelsen owned 151,900 Common Shares, 100,000 options and 286,447 deferred share units. He satisfies the director share ownership guidelines.

William L. Yeates

Resident of: Denver, Colorado, U.S.A.

Director Since: October 4, 2011

Age: 67

Status: Independent

Experience:

•    Extensive experience as an auditor in the extractive industries

•    40 years of experience in accounting with expertise in the areas of SEC reporting and strategic planning

•    Audit committee financial expert as defined by the SEC

Mr. Yeates was one of the founding partners of Hein & Associates LLP (“Hein”). He previously served on Hein’s Executive Committee and was their National Director of Auditing and Accounting for many years. He retired from Hein in 2013. He has over 40 years of auditing experience working with public companies specializing in extractive industries. From 2005 to 2009, Mr. Yeates served on the Financial Accounting Standards Advisory Council. He also has served on: the Professional Practice Executive Committee of the Center for Audit Quality; the Executive Committee of the Center for Public Company Audit Firms of the American Institute of Certified Public Accountants (“AICPA”); the SEC Practice Section Executive Committee and the SEC Regulations Committee of the AICPA. In addition to being a Certified Public Accountant, Mr. Yeates holds an MBA in accounting and a B.S. in finance and marketing from the University of Colorado. Mr. Yeates’ extensive experience as an auditor for companies in extractive industries and involvement in numerous accounting committees enables him to provide the Board with valuable insight in the areas of financial reporting and strategic planning.

Committee Memberships:

Mr. Yeates is a member of the Compensation Committee and is the Chair of the Audit Committee.

Other Current Public Board Membership:

Nil

Shareholdings as at December 31, 2015:

Mr. Yeates owned 125,000 Common Shares, 100,000 options and 298,729 deferred share units. He has until March 2019 to satisfy share ownership guidelines.

There are no family relationships among any of the director nominees or directors or executive officers of the Corporation. No directors serve on the same company board.

See “Voting Shares and Security Ownership of Certain Beneficial Owners and Management” for detailed information regarding the Common Shares beneficially owned (including Common Shares underlying convertible securities exercisable within 60 days) by each director of the Corporation.

Committee Membership and Record of Attendance

The following tables summarize the meetings of the Board and its Committees held for the fiscal year ended December 31, 2015, and the attendance of the individual Directors (who are director nominees) at such meetings:

Board:	9
Audit Committee:	4
Compensation Committee:	3
Nominating and Corporate Governance Committee:	1
Corporate Responsibility Committee:	2

Director	Board Meeting Attendance	Committee Membership	Committee Meetings Attendance
Tim Baker	9/9	• Nominating and Corporate Governance Committee	1/1
Samuel T. Coetzer	9/9	N/A	N/A
Anu Dhir	8/9	• Corporate Responsibility Committee (Chair) • Nominating and Corporate Governance Committee • Compensation Committee	2/2 1/1 1/1(1)
Robert E. Doyle	9/9	• Corporate Responsibility Committee • Nominating and Corporate Governance Committee (Chair) • Audit Committee	2/2 1/1 4/4
Tony Jensen	7/9(2)	• Audit Committee(3)	4/4
Craig Nelsen	9/9	• Compensation Committee (Chair) • Corporate Responsibility Committee	3/3 2/2
Daniel Owiredu	8/9	N/A	N/A
William L. Yeates	8/9	• Audit Committee (Chair) • Compensation Committee	4/4 3/3

1.	Ms. Dhir became a member of the Compensation Committee in October 2015 and therefore missed the first two meetings of the Committee.
2.	Mr. Jensen recused himself from one meeting of the board of directors at which matters were addressed relating to the stream transaction and term loan entered into between the Corporation, Royal Gold, Inc. and a wholly-owned subsidiary of Royal Gold, Inc.
3.	Mr. Jensen resigned from the Audit Committee, effective as of March 18, 2016, and was replaced by Ms. Dhir, effective as of the same date.

It is the Corporation’s policy that the directors attend annual shareholder meetings. All of the then directors of the Corporation attended the 2015 annual general meeting of shareholders.

Director Skills Matrix

Golden Star reviews the skills and areas of expertise of its directors in a number of areas critical to the Board’s oversight function to ensure that there is appropriate diversity of experience.

Director	CEO Experience	Mining Experience	Board Governance	Financial Acumen	Legal Acumen	Executive Compensation	Sustainability
Tim Baker		x	x			x	x
Samuel T. Coetzer	x	x				x	x
Anu Dhir	x	x	x	x	x	x	x
Robert E. Doyle	x	x	x	x
Tony Jensen	x	x		x			x
Craig Nelsen	x	x	x	x		x
Daniel Owiredu		x	x				x
William L. Yeates			x	x		x

Director Orientation

New directors are provided with Golden Star’s charters and Board and Corporate policies and with non-public information on our business and assets. They have access to Board members and senior management before accepting a position as director to enable them to perform due diligence and acquire information to allow them to start performing their duties as soon as they are appointed. In the course of these due diligence activities, new directors are made aware of the role of the Board and its committees and the nature and operation of the Corporation’s assets and business.

Each member of the current Board has the skills and knowledge required to function effectively as a director of Golden Star and the skills and experience possessed by individual Board members are complementary, achieving a Board that can oversee the Corporation’s business in a manner responsive to the interests of all stakeholders, provide strategic insights to management and act in a responsible and ethical manner. Board candidates are selected based on their skills and experience, and to fill any gaps identified in the director skills matrix.

Continuing Education

The Chair of the Nominating and Corporate Governance Committee has a specific responsibility to ensure that Board members are kept up to date on corporate governance matters, and the directors’ other business interests to keep them abreast of corporate developments generally and those in the gold mining industry in particular. Board members make visits to the Corporation’s mines in Ghana where Board members can inspect the Corporation’s assets and interface with all levels of management and with local stakeholders.

The Board and the committees receive presentations on topical issues when making key business decisions, during strategic planning meetings and in response to director requests. Directors also attend external conferences and seminars. Directors identify educational needs through the Board and committee process. The corporate secretary arranges internal presentations for the Board after consulting with the Board or committee chairs, and notifies directors of pertinent conferences, seminars and other educational opportunities. The Corporation pays the fees and expenses for directors to attend conferences or other events that are important for enhancing their knowledge for serving on our Board.

Additional Disclosure Relating to Directors

To the knowledge of the Corporation, no proposed director of the Corporation is or has been, within the last 10 years, a director, chief executive officer or chief financial officer of any company that (a) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued while he/she was acting in the capacity of director, chief executive officer or chief financial officer of that company; (b) subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued after he/she ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while he/she was acting in that capacity; (c) subject of, or a party to, any judicial or administrative order, judgment, decree or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of (i) mail or wire fraud in connection with any business entity or (ii) federal or state securities, commodities, banking or insurance laws and regulations, or any settlement to such actions (not including settlement of a civil proceeding among private parties); or (d) subject to any disciplinary sanctions or orders imposed by a stock, commodities or derivatives exchange or other self-regulatory organization.

Moreover, to the knowledge of the Corporation, no proposed director is or has been, within the last 10 years, (a) bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his/her assets; or (b) a director or executive officer of any company that, while he/she was acting in that capacity, or within one year of his/her ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except for the following:

Ms. Dhir, a director of the Corporation, served as a director of Great Basin Gold Ltd. (“Great Basin”) in 2011, a public listed mining company. Prior to Ms. Dhir becoming a director of Great Basin, Great Basin had issued certain loans and debentures which ultimately caused its insolvency in 2012 (disclosed under Great Basin’s profile at www.sedar.com). Ms. Dhir resigned in mid-2013 after Great Basin and certain affiliates had sought creditor protection in connection with these loans and debentures.

Governance at Golden Star

Separate Chairman and CEO

Golden Star has a separate Chairman and Chief Executive Officer (“CEO”). Having an independent Chairman enables non-management directors to raise issues and concerns for Board consideration without immediately involving management. The Chairman also serves as a liaison between the Board and senior management.

The Chairman is responsible for running the Board effectively; working with the CEO and scrutinizing his performance and that of the Board; attending all committee meetings; reviewing on a regular basis the Corporation’s financial and operating performance; and participating in the hiring of senior executives.

Shareholder Communication

The Corporation believes that it is important to maintain good shareholder relations. The Board will give appropriate attention to all proper written communications that are submitted by shareholders. Any shareholder wishing to send communications to the Board, or a specific committee of the Board, should send such communication to the Executive Vice President and Chief Financial Officer (“CFO”) of the Corporation by email to investor@gsr.com or by mail to Board of Directors, c/o Executive Vice President and Chief Financial Officer, Golden Star Resources Ltd., 150 King Street West, Sun Life Financial Tower, Suite 1200, Toronto, Ontario, Canada M5H 1J9. All communications should state the type and amount of the Corporation’s securities held by the shareholder and that the communication is intended to be shared with the Board, or if applicable, with a specific committee of the Board. The Executive Vice President and Chief Financial Officer will forward all such communications to the Board or the specific committee, as appropriate.

Governance Principles

Code of Conduct and Ethics

Golden Star has a culture of integrity and robust corporate policies including a whistle blower policy to support that culture. The relevant policies and codes, all of which are available on the Corporation’s website (www.gsr.com), consist of the following:

•	Business Conduct and Ethics Policy (the “Business Conduct Policy”). The Business Conduct Policy applies to the Corporation, its subsidiaries, divisions and affiliates and reaffirms that the observance of applicable law and ethical business conduct wherever the Corporation does business must be the guiding principle. The Corporation’s Executive Vice President and CFO (the “Compliance Officer”) is responsible for monitoring compliance with the Business Conduct Policy and for communicating the Business Conduct Policy to employees. Employees are advised that they have a duty to report any known or suspected violation of the Business Conduct Policy, including any violation of the laws, rules, regulations or policies that apply to the Corporation. Employees are to report such violations to their supervisor, the Compliance Officer, or by following the procedures set out in the Corporation’s Whistleblower Policy (as discussed below). It is ultimately the Board’s responsibility to monitor compliance with the Business Conduct Policy.

The Board, through its Audit Committee, reviews the Business Conduct Policy annually to ensure that it complies with legal requirements and best practices. The Board has not granted any waiver of the Business Conduct Policy. Accordingly, no material change report or other notice has been required or filed.

•	Code of Ethics for Directors, Senior Executive and Financial Officers and Other Executive Officers (“Ethics Code”). The Ethics Code requires that individuals covered by its provisions report suspected violations to either of the Chairman of the Board or the Executive Vice President and CFO, in his capacity as Compliance Officer, and that the Board take appropriate action on any such reports. Amendments of, and waivers granted under, the Ethics Code will be disseminated on the Corporation’s website (www.gsr.com). The Board has not granted any waiver of the Policy. Accordingly, no material change report or other notice has been required or filed.

•	Insider Trading and Reporting Policy (“Insider Trading Policy”). The Insider Trading Policy mandates all appropriate trading restrictions on the Corporation’s shares to which directors, officers, employees and others are subject under applicable law and as a matter of corporate policy. In addition, directors and officers of the Corporation are prohibited from hedging their Common Shares or equity based awards.

•	Whistleblower Policy. Employees are required to report concerns, anonymously if the individual so chooses, to any member of management or the Audit Committee regarding: (i) possible violations by employees or other persons of legal or regulatory requirements or internal policies relating to accounting standards and disclosures; (ii) internal accounting controls or matters related to the internal or external audit of the Corporation’s financial statements; (iii) securities law compliance; and (iv) other matters pertaining to fraud against shareholders. The Audit Committee is responsible for dealing appropriately with all such reports.

•	Clawback Policy. The Board has the right to recover any bonus, short-term incentive award or amount, or long-term incentive award or amount awarded to an employee, officer or director and any non-vested equity-based awards previously granted to an employee, officer or director if the Corporation’s financial statements are required to be restated; the need for restatement was caused by the misconduct of the executive officer; and the executive officer’s incentive compensation was higher as a result of the misstatement in the financials. See “Compensation Discussion and Analysis—Compensation Clawback”.

The Board is required to approve the holding by any director or officer of a board or executive position of another company creating a potential business or legal conflict affecting that individual’s ability to properly carry out his duties and serve the Corporation’s best interests. As a matter of law, Board members are required to disclose material interests in proposed transactions, after which the Board determines the propriety of the affected individual participating in either or both of discussion and voting, whether or not otherwise entitled to do either or both.

Advance Notice By-Law

On February 21, 2014, the Board of Directors of the Corporation adopted By-Law Number Four, (the “Advance Notice By-Law”), being a by-law relating to advance notice of nominations of directors of the Corporation which was confirmed and ratified at the annual general and special meeting of the shareholders on May 8, 2014. The Advance Notice By-Law introduced an advance notice requirement in connection with shareholders intending to nominate directors in certain circumstances, each of which is described in more detail below.

The Advance Notice By-Law sets forth a procedure requiring advance notice to the Corporation by any shareholder who intends to nominate any person for election as a director of the Corporation other than pursuant to (i) a requisition of a meeting made pursuant to the provisions of the CBCA, or (ii) a shareholder proposal made pursuant to the provisions of the CBCA. Among other things, the Advance Notice By-Law sets a deadline by which such shareholders must notify the Corporation in writing of an intention to nominate directors prior to any meeting of shareholders at which directors are to be elected and sets forth the information that the shareholder must include in the notice for it to be valid.

The purposes of the Advance Notice By-law are to (i) facilitate an orderly and efficient annual general or, where the need arises, special meeting, process, (ii) ensure that all shareholders receive adequate notice of the director nominations and sufficient information regarding all director nominees, and (iii) allow shareholders to register an informed vote after having been afforded reasonable time for appropriate deliberation. The Board believes that the Advance Notice By-Law provides a reasonable time frame for shareholders to notify the Corporation of their intention to nominate directors and require shareholders to disclose information concerning the proposed nominees that is mandated by applicable securities laws. The Board will be able to evaluate the proposed nominees’ qualifications and suitability as directors and respond as appropriate in the best interests of the Corporation.

In the case of an annual meeting of shareholders, notice to the Corporation must be made not less than 30 and not more than 65 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement.

In the case of a special meeting of shareholders (which is not also an annual meeting), notice to the Corporation must be made not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

Board Role in Risk Oversight

The Board oversees the risks involved in the Corporation’s operations as part of its general oversight function, integrating risk management into the Corporation’s compliance policies and procedures. While the Board has the ultimate oversight responsibility for the risk management process, the Audit Committee and the Compensation Committee have specific responsibilities relating to risk management. Among other things, the Audit Committee, pursuant to its charter, addresses company policies with respect to financial risk assessment and risk management, and reviews such major risk exposures and the guidelines and policies that management has put in place to govern the process of assessing, controlling, managing and reporting such exposures. The Compensation Committee considers the nature, extent and acceptability of risks that the executive officers may be encouraged to take is a result of the Corporation’s incentive compensation programs and considers compensation-related risks for the Corporation. The Board also satisfies its risk oversight responsibility through full reports by each committee chair regarding the committee’s considerations and actions, as well as through regular reports directly from officers responsible for oversight of particular risks within the Corporation.

About the Board

Independence

The current Board comprises eight directors, six of whom are independent under applicable Canadian securities laws because they do not have a direct or indirect material relationship (as set forth under applicable law and regulations) with the Corporation. Mr. Coetzer is the Corporation’s President and Chief Executive Officer and, accordingly, is not independent. Mr. Owiredu is the Corporation’s Executive Vice President and Chief Operating Officer and, accordingly, is not independent.

Role of the Board

The Board mandate sets out the duties and responsibilities of the Board, in accordance with statutory and other legal requirements and good corporate governance practices. The Board mandate is attached as Appendix B hereto.

As set out in the Board mandate, the Board establishes overall policies and standards for the Corporation. The Board expects management to conduct the business of the Corporation in accordance with the Corporation’s ongoing strategic plan as adopted by the Board. The Board regularly reviews management’s progress in meeting these expectations. The Board is kept informed of the Corporation’s operations at meetings of the Board and its committees and through reports, analyses and discussions with management. The Board normally meets five times a year in person, with additional meetings being held as needed. In 2015, there were a total of nine meetings of the Board.

The following is a summary of how the Board deals with matters pertaining to strategic planning, risk management, communication and internal control systems, management and succession:

•	Each year the Board reviews and approves planning assumptions and detailed monthly budgets for the following year and annual projections for the following four years. The Board monitors performance against budget through reporting by management in the form of monthly reports and Board papers.

•	The Board seeks to identify and assess the principal risks of the Corporation’s business which are wide-ranging because of the nature of the Corporation’s business, including risks associated with operating in developing countries, maintaining control of the Corporation’s assets and funds, assuring compliance with all relevant laws and regulations, political risks, exchange controls, environmental and safety risks, government regulatory or enforcement problems, title matters, civil unrest, and the availability of skilled management and labor forces.

•	The CEO and the CFO provide shareholder communications on behalf of the Corporation, all of which are monitored by the Board.

•	The Board periodically reviews the integrity of the Corporation’s internal control and management information systems.

•	The Board annually considers the Corporation’s overall performance in all key areas to identify those areas where additional skills may be required and to consider the measures required to ensure sufficient management depth for the ongoing management of Golden Star in the event of the loss of any key members of the Corporation’s executive management team.

•	The Board periodically reviews all key policies including the environmental and safety policies adopted by Golden Star and its affiliates and has established policies on safety, community relations and environment.

•	The Board has adopted policies to assure effectiveness of management information systems including policies on corporate control with respect to annual budgets, financial and budget reporting, activities reporting, acquisitions and dispositions of assets, joint ventures, spending authorities, contracts and investment banking services.

•	The Board approves the terms of all significant acquisitions and dispositions of the mineral properties and joint venture agreements on these properties.

•	The Board approves operating and capital budgets.

•	The Board receives monthly reports on operational, financial and business development matters. The Board’s relatively small size and significant industry experience allows management to liaise regularly with the Board to discuss and seek approval for various activities.

Board Assessments

The Nominating and Corporate Governance Committee performs, as part of its duties, an annual assessment of the performance of the Board and its standing committees and of the individual performance of each director and the Board and committee chairs. The Nominating and Corporate Governance Committee considers the Board’s performance in meeting the challenges that faced the Corporation over the previous 12-month period, the Board’s relationship with management, and the overall effectiveness of the Board and its members. The results of the assessment are used in making any required changes to functions and individuals and in determining nominations for re-election and appointment.

Board Renewal and Gender Diversity

Gender Diversity

The Corporation has adopted a policy regarding diversity on the Board and in executive office positions (the “Diversity Policy”) which addresses the identification and nomination of female directors and officers. The Diversity Policy sets out the Corporation’s approach to diversity on the Board and in executive officer positions. The Corporation believes that director nomination and executive officer appointment decisions should be based on merit and remains committed to selecting the best persons to fulfill these roles. At the same time, the Corporation recognizes that it is important to have a diverse pool of directors and executive officers in order to retain a broad range of perspectives, skills, experience and expertise for the stewardship and management of the Corporation. The Corporation believes that it benefits from a diversity of viewpoints, backgrounds, skills, and experience. The Corporation recognizes that gender diversity is a significant component of diversity and acknowledges the important role that women, with appropriate and relevant skills and experience, play in contributing to the Corporation’s stewardship and management. The Nominating and Corporate Governance Committee of the Board has been directed to search for qualified persons to serve on the Board and may retain an executive search firm to help achieve the Board’s diversity objectives. Progress toward, and objectives for, achieving diversity on the Board as well as the effectiveness of the Diversity Policy will be reviewed periodically. The Corporation has one female director, representing approximately 12.5% of the current Board. The Corporation has one female executive officer, representing approximately 14.3% of the current executive officers. The Corporation has not adopted targets (as defined in National Instrument 58-101, Disclosure of Corporate Governance Practices) regarding female representation on the Board and in senior management positions due to the size of the Corporation, and the fact that director and executive officer position searches are infrequent. Golden Star has been and remains committed to diversity and believes that diversity enhances both the quality and effectiveness of the Corporation’s performance and is an important aspect to effective corporate governance.

Term Limits and Retirement

The Diversity Policy also outlines the mechanisms of the Board renewal regarding the directors’ term serving on the Board and the Board’s mandatory retirement age. Directors of the Corporation are eligible to be nominated to serve on the Board until the earlier of such director: (i) serving twelve (12) years on the Board or (ii) reaching the age of seventy-two (72) years old on or before the date of the annual general or special meeting of the shareholders called in respect of the election of directors. On a case-by-case basis, and on the recommendation of the Nominating and Corporate Governance Committee, a director who has reached the term limit or the retirement age as outlined above may be nominated to serve on the Board for up to a maximum of three additional years.

Recruiting New Directors

The objective of the Corporation is to have a Board of Directors whose members each have the required experience, skills, judgment and character to perform effectively and ethically as a Board member and which, as a group, have skills complementary to the Corporation’s business and the environment in which Golden Star operates. Potential Board candidates are identified and selected with reference to these criteria. The process is supervised by the Nominating and Corporate Governance Committee which is responsible for recommending candidates for nomination or re-election, as the case may be, as set out in its charter.

The Nominating and Corporate Governance Committee considers candidates for Board membership who are suggested by members of the committee, other Board members, members of management and shareholders of the Corporation. Once the Nominating and Corporate Governance Committee has identified prospective nominees for directorship, the Board is responsible for selecting such candidates. The Nominating and Corporate Governance Committee seeks to identify director candidates with solid business and other appropriate experience and expertise, having regard for the nature of the Corporation’s business and the current composition of the Board, and commitment to devoting the time and attention necessary to fulfill their duties to the Corporation.

In addition to the factors to be considered pursuant to the Diversity Policy, the Nominating and Corporate Governance Committee’s charter includes general factors to be considered in evaluating a prospective candidate to the Board, which include (i) the extent to which the candidate will enhance the objective of having directors with diverse viewpoints, and (ii) backgrounds, experience, expertise, skills and other demographics of director candidates. We believe that the backgrounds and qualifications of our directors, considered as a group, should provide a mix of skills, experience, and knowledge that will assure that the Board can continue to fulfill its responsibilities.

The Nominating and Corporate Governance Committee also considers the independence of directors or potential directors.

Shareholders wishing to recommend a director candidate to serve on the Board may do so by providing written notice to the Chair of the Nominating and Corporate Governance Committee, Golden Star Resources Ltd., 150 King Street West, Sun Life Financial Tower, Suite 1200, Toronto, Ontario, Canada M5H 1J9. The notice should identify the candidate, provide appropriate biographical and background materials, state the nominating shareholder’s Common Share ownership, and include a written signed statement of the candidate. Assuming that the appropriate information and materials are received in a timely manner, candidates recommended by shareholders will be evaluated against the criteria outlined above. A complete copy of the procedures to be followed by shareholders who wish to recommend director candidates is available on the Corporation’s website at www.gsr.com.

Majority Voting for Board Elections

The Corporation has adopted a written policy requiring that in an uncontested annual general or special meeting of shareholders of the Corporation set for the election of directors, any nominee who does not receive at least a majority (50% + 1 vote) of votes cast “for” his or her election will immediately tender a resignation to the chair of the Board following such meeting of shareholders. The Nominating and Corporate Governance Committee will consider the offer of resignation and, except in special circumstances, will recommend that the Board accept the resignation. The Board of Directors will make its decision and announce it in a press release within ninety (90) days following the applicable annual or special meeting of shareholders, including the reasons for rejecting the resignation, if applicable. A director who tenders his or her resignation will not participate in any meeting of the Board to consider whether or not his or her resignation shall be accepted.

In Camera Sessions

The Board has discussion involving only the independent directors in the absence of management (in-camera sessions) at each regularly scheduled Board meeting. This gives the independent directors the opportunity to raise any matter they believe requires discussion. An in-camera session was held at each Board meeting in 2015.

Board Committees

Golden Star has the following four standing committees: Audit, Compensation, Nominating and Corporate Governance and Corporate Responsibility Committees. The chair of each committee is responsible for ensuring that the committee over which he or she presides properly discharges the obligations imposed by its charter, interfacing with management and making required recommendations to the Board. Charters for each of the committees are available on the Corporation’s website at www.gsr.com.

From time to time, special committees of the Board are formed to provide oversight on particular issues.

Audit Committee

The Audit Committee is comprised of Messrs. William Yeates (Chair), Robert E. Doyle and Anu Dhir. See the director profiles under the heading “About the Nominated Directors—Director Profiles” for detailed information about the financial acumen of the Audit Committee members. The Board has determined that Mr. Doyle and Mr. Yeates are “audit committee financial experts” as defined by the SEC. The Board has determined that, pursuant to National Instrument 52-110 – Audit Committees (“NI 52-110”), each member of the Audit Committee is financially literate and is independent of the Corporation.

The primary duties and responsibilities of the Audit Committee, as set out in its charter, attached as Appendix “A”, are to oversee the financial reporting process, the system of internal control, the audit process, related party transactions, compliance with the Ethics Code, compliance with the Whistleblower Policy and the Corporation’s process for monitoring compliance with laws and regulations.

The Audit Committee is responsible for the appointment, compensation, retention, termination and oversight of the work of the independent auditor. In performing its duties, the Audit Committee maintains effective working relationships with the Board, management and the external auditors. To effectively perform his or her role, each committee member maintains an understanding of the detailed responsibilities of committee membership and the Corporation’s business, operations and risks.

The Audit Committee recommends to the Board for approval the annual and quarterly financial statements, the annual and quarterly reports and certain other documents required by regulatory authorities. The Audit Committee reviews major financial risk exposures and the guidelines, policies and insurance that the Corporation has in place to govern the process of assessing, controlling, managing and reporting such exposures. The Audit Committee met four times in 2015.

Audit Committee Report

The Audit Committee has reviewed and discussed with management of the Corporation the audited financial statements of the Corporation for the fiscal year ended December 31, 2015 (the “Audited Financial Statements”).

The Audit Committee has received a letter from PWC and has discussed with PWC its independence and has considered the compatibility of the non-audit services it provides in the context of PWC’s independence. Furthermore the Audit Committee considered the professional qualifications of PWC and the lead partner, including: their depth of understanding, expertise and capabilities with respect to the Corporation’s business, accounting policies and practices and internal control over financial reporting; and the appropriateness of their fees for audit and non-audit services.

Based on these reviews and discussions, the Audit Committee recommended to the Board that the Audited Financial Statements be included in the Corporation’s Annual Report for the year ended December 31, 2015 for filing with the applicable securities regulatory authorities.

Submitted by the Audit Committee:

William Yeates, Chair

Compensation Committee

The Compensation Committee is comprised of Messrs. Craig Nelsen (Chair) and William Yeates and Ms. Anu Dhir, each of whom has been determined by the Board to be independent of the Corporation. The Compensation Committee, subject to Board approval and as set forth in its charter, supervises the evaluation and determination of compensation of executive officers, sets corporate-wide policy with respect to compensation and benefits, and administers the Stock Option Plan, the Stock Bonus Plan, the DSU Plan and the Performance Share Unit Plan, and the SARs Plan (as each term is defined in this Circular), except with respect to grants to non-employee directors. The Compensation Committee is responsible for evaluating and making recommendations to the Board regarding the compensation to be paid to directors. The Compensation Committee also oversees the detailed disclosure requirements regarding executive compensation. The Compensation Committee met three times in 2015.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is comprised of Messrs. Robert E. Doyle (Chair), and Tim Baker and Ms. Anu Dhir. Each member of the Nominating and Corporate Governance Committee has been determined by the Board to be independent of the Corporation under applicable Canadian securities laws. The Nominating and Corporate Governance Committee, as set forth in its charter, advises and makes recommendations to the Board concerning all corporate governance issues, including: Board and committee jurisdiction, composition and size; adoption and implementation of policies designed to ensure that the Corporation follows best practices in corporate governance; and oversight of compliance with legislation, rules, regulations and guidelines enacted and adopted by applicable governments, securities regulators and stock exchanges. The Nominating and Corporate Governance Committee met one time in 2015.

The Nominating and Corporate Governance Committee annually assesses the effectiveness and contribution of the Board, its committees and individual directors (see the discussion under “Board Assessments”).

The Nominating and Corporate Governance Committee is also responsible for supervising the nomination process including identifying and recommending nominees to the Board for eventual proposal as candidates for election as directors at annual meetings of shareholders.

Corporate Responsibility Committee

The Corporate Responsibility Committee is comprised of Ms. Anu Dhir (Chair) and Messrs. Robert Doyle and Craig Nelsen. The primary function of the Committee is to assist the Board in the furtherance of Golden Star’s commitments to stakeholders to maintain a healthy and safe work place, environmentally sound and responsible resource development, good community relations, and the protection of human rights. Other functions may be added from time to time by the Board.

The responsibilities of the Corporate Responsibility Committee include: reviewing with management the Corporation’s overall health and safety performance, goals, policies and programs relative to exploration, development and operational matters; making enquiries of management concerning the establishment of appropriate policies, systems, standards and procedures for all technical, development and operating activities, and compliance with applicable laws and standards of corporate conduct; reviewing with management the assessment, reduction and mitigation of technical risk; reviewing with management the risk analysis of any proposed new major exploration, development or operating activity; and reviewing with management the Corporation’s record of performance on community relationships, health, safety and environmental matters, along with any proposed actions based on the record of performance. The Corporate Responsibility Committee met two times in 2015.

Compensation Governance

Compensation Related Risk Management

The Board provides regular oversight of Golden Star’s risk management practices, and delegates to the Compensation Committee the responsibility to provide risk oversight of Golden Star’s compensation policies and practices, and to identify and mitigate compensation policies and practices that could encourage inappropriate or excessive risk taking by members of senior management.

The Compensation Committee and Board considered the implications of the risks associated with Golden Star’s compensation practices and did not identify any risks from Golden Star’s compensation policies or practices that are likely to have a material adverse effect on Golden Star.

The Compensation Committee and Board have concluded that Golden Star has policies and practices to ensure that employees do not have incentives to take inappropriate or excessive risks, including the following:

•	Mix of fixed and variable compensation, and an appropriate weighting of share-based compensation

•	Equity ownership policy for directors and officers

•	Quantitative company-wide metrics are used to determine the amount of awards to Named Executive Officers pursuant to Golden Star’s annual incentive plan

•	The Board and Compensation Committee have discretion to determine the amount, if any, of awards pursuant to Golden Star’s annual incentive programs and to adjust the payout to take into account risk

•	Golden Star has a mix of relative and absolute targets in its compensation plans, as the performance share units vest based on relative total shareholder return

•	The Corporation makes annual awards of share-based compensation with overlapping vesting periods to retain management and provide continual share-based exposure to the risks management undertakes

•	Annual incentive awards are based on the key performance indicators of the Corporation

What We Do

75% of equity compensation awarded in 2015 was contingent on performance

75% of CEO pay is at risk

use an appropriate peer group and benchmark pay to the median use a balanced scorecard for annual incentive awards

set challenging performance goals which are thoroughly disclosed have director and executive share ownership requirements

have a clawback and prohibit hedging of equity

have an independent compensation committee and independent consultant

What we don’t do

Provide guaranteed or discretionary payments

Provide loans to directors or officers

Provide excessive severance or supplemental pension benefits

Provide excessive perks

•	Annual incentive awards are not determined until the completion of the audit of Golden Star’s consolidated annual financial statements by Golden Star’s independent auditor

•	Golden Star prohibits hedging and restricts pledging of the Common Shares and share-based incentives held by directors and officers

•	Golden Star has an organizational culture of prudent risk-taking

•	There is a comprehensive Business Conduct Policy, Ethics Code and Whistleblower Policy that encourages reporting of imprudent corporate behavior

•	The Compensation Committee is comprised entirely of independent directors and retains an independent compensation consultant to assist it in its review of compensation

•	William Yeates is a member of the Compensation Committee, and the Chair of the Audit Committee, providing the Compensation Committee with an in depth understanding of Golden Star’s enterprise risks when making its decisions in respect of compensation

Independent Advice

In 2015, the Compensation Committee retained Meridian Compensation Partners to provide independent advice to the Committee. Meridian Compensation Partners does not provide any services to management. In 2015 Golden Star paid fees of $35,803 (plus taxes and expenses) to Meridian Compensation Partners.

The Compensation Committee has sole authority to retain and terminate any compensation consultant to be used to assist it in the evaluation of executive officer compensation. The Compensation Committee has sole authority to approve such consultants’ fees and retention terms and to obtain advice and assistance from internal or external legal, accounting or other advisors.

Based on information which is publicly available and which is provided by independent consultants, the Compensation Committee exercises its business judgment in setting base salaries and incentive compensation levels for executive officers.

In determining compensation, the Board and the Compensation Committee also evaluate each executive officer’s level of responsibility and experience as well as company-wide performance. An executive officer’s success in achieving business results, promoting core values, improving health and safety and demonstrating leadership are also taken into account when reviewing base salaries.

Director Compensation

Approach to Director Compensation

Golden Star pays director compensation to attract and retain directors of the quality and with the skills required to oversee Golden Star’s business, taking into account our international operations and the complexity of our business. We compensate directors for their risk, responsibility and preparation, on the basis that they devote time and attention to Golden Star year round and to reflect their fiduciary oversight and effectiveness. Our directors oversee the Corporation’s business and affairs on behalf of shareholders and in the best interests of the corporation. Our directors may elect to receive all or a portion of their director compensation in the form of deferred share units (“DSUs”) under the Corporation’s DSU Plan (as defined below). DSUs may be redeemed for cash, Common Shares or a combination of both. See “Equity Compensation Plan Information – Deferred Share Unit Plan” for a summary of the DSU Plan.

The Corporation’s Stock Option Plan provides for discretionary grants of stock options to directors. Such grants may be made upon a director’s appointment or from time to time thereafter. See “Equity Compensation Plan Information – Stock Option Plan” for a summary of the Stock Option Plan.

Director Share Ownership

Our directors are required to own three times their cash retainer in Common Shares or DSUs. Our directors have 5 years to achieve their share ownership requirement. Directors must elect to take 25% of their annual retainer in the form of DSUs until the target ownership level is met.

Fees and Retainers

The Board agreed to a 20% reduction in the director cash retainers, effective January 1, 2016 in recognition of the low gold price and poor cash position of the Corporation.

Our director compensation is comprised of a director cash retainer:

•	$136,000 for the Chairman (formerly $170,000); and

•	$88,000 for the other non-executive directors (formerly $110,000).

Plus Committee Chair cash retainers:

•	$20,000 for the Chair of the Audit Committee;

•	$10,000 for the Chair of the Nominating and Corporate Governance Committee;

•	$10,000 for the Chair of the Corporate Responsibility Committee; and

•	$10,000 for the Chair of the Compensation Committee.

Directors are also reimbursed for transportation and other out-of-pocket expenses reasonably incurred for attendance at Board and committee meetings and in connection with the performance of their duties as directors.

Details of 2015 Director Compensation

Director Compensation Table

The following table discloses the cash, equity awards and other compensation earned, paid or awarded, as the case may be, to each of the Corporation’s non-executive directors during the fiscal year ended December 31, 2015.

Director Name	Directors Committee Fees Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation (including DSUs) ($)[1]	Total ($)
Tim Baker[2]	1,389	—	—	—	170,000	171,389
Anu Dhir[3]	60,861	—	—	—	57,750	118,611
Robert E. Doyle[4]	10,000	—	—	—	110,000	120,000
Tony Jensen[5]	—	—	—	—	110,000	110,000
Craig Nelsen[6]	120,000	—	—	—	—	120,000
Christopher M.T. Thompson[7]	25,056	—	—	—	13,750	38,806
William L. Yeates[8]	93,700	—	—	—	36,300	130,000

1.	This represents compensation taken in DSUs for services provided in 2015, which included DSUs granted on January 15, 2016 for services performed during the fourth quarter of 2015. The amounts are based on the grant date fair value that is calculated using the volume-weighted average trading price of the common shares on the NYSE MKT for the 20 days immediately preceding the award date.

2.	Mr. Baker received cash payment of $1,389 and grants of approximately 743,158 units in DSUs as director compensation for 2015.
3.	Ms. Dhir received cash payment of $60,861 and grants of approximately 265,423 units in DSUs as director compensation for 2015.
4.	Mr. Doyle received cash payment of $10,000 and grants of approximately 480,867 units of DSUs as director compensation for 2015.
5.	Mr. Jensen received grants of approximately 480,867 units of DSUs as director compensation for 2015.
6.	Mr. Nelsen received cash payment of $120,000 as director compensation for 2015.
7.	Mr. Thompson retired from the board of directors of the Corporation effective May 7, 2015. He received cash payment of $25,056 and grants of approximately 55,712 units in DSUs as director compensation for 2015. On August 5, 2015, Mr. Thompson redeemed his DSUs for shares of the Corporation with market value of $81,402.
8.	Mr. Yeates received cash payment of $93,700 and grants of approximately 158,686 units in DSUs as director compensation for 2015.

Director Equity Plan Awards

Outstanding Share-Based Awards and Option Based Awards as at December 31, 2015

The following table sets out all share-based awards and option-based awards held by directors of the Corporation and outstanding as at the end of the Corporation’s most recently completed financial year.

	Option Based Awards					Share Based Awards[1]
Name*	Grant date	Number of unexercised stock options/ SARs (#)	Option /SARs exercise price (CAD$)	Option /SARs expiry date	Value of unexercised in-the-money options/SARs (CAD$)[2]	Number of shares or units of shares that have not vested	Market or payout value of share -based awards that have not vested ($)[3]	Market or payout value of vested share - based awards not paid out or distributed ($)
Anu Dhir	Options Feb 24, 2014	100,000	0.87	Feb 24, 2024	—	DSUs 298,044	50,667	—
Tim Baker	Options Jan 1, 2013	500,000	1.84	Jan 1, 2023	—	DSUs 1,076,133	182,943	—
Robert E. Doyle	Options Feb 2, 2010	100,000	3.19	Feb 2, 2020	—	DSUs 895,634	152,258	—
Tony A. Jensen	Options Jun 13, 2012	100,000	1.25	Jun 13, 2022	—	DSUs 839,304	142,681	—
Craig Nelsen	Options May 25, 2011	100,000	2.59	May 25, 2021	—	DSUs 286,447	48,696	—
William L. Yeates	Options Oct 4, 2011	100,000	1.78	Oct 4, 2021	—	DSUs 298,729	50,784	—

1.	This represents deferred share units granted to Board of Directors to December 31, 2015 and does not include grants on January 15, 2016 for services performed in the fourth quarter of 2015.

2.	Stock options are valued based on TSX closing price on December 31, 2015 of CAD$0.24. Value of unexercised in-the-money options has been translated to USD. SARs valuation are calculated using the NYSE MKT closing price on December 31, 2015 of $0.17 and subtracting the exercise price of the Share Appreciation Rights.
3.	Calculated using the NYSE MKT closing price on December 31, 2015 of $0.17.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets out the value vested during the Corporation’s most recently completed financial year in respect of option-based awards, share-based awards and non-equity incentive plan compensation for directors of the Corporation.

Name[1]	Option-based awards- Value vested during the year ($)	Share-based awards- Value vested during the year ($)[2]	Non-equity incentive plan compensation - Value earned during the year ($)
Tim Baker	—	170,000	—
Anu Dhir	—	57,750	—
Robert E. Doyle	—	110,000	—
Tony A. Jensen	—	110,000	—
Craig Nelsen	—	—	—
Christopher M.T. Thompson[3]	—	13,750	—
William L. Yeates	—	36,300	—

1.	Information concerning Mr. Coetzer and Mr. Owiredu has been provided in the table concerning executive compensation.
2.	This amount represents compensation taken in Deferred Share Units for service performed during 2015. The grant date fair value is based on the volume weighted average trading price of the common shares on the NYSE MKT for the 20 days immediately preceding the award date.
3.	Mr. Thompson retired from the board of directors of the Corporation effective May 7, 2015.

Executive Compensation

Message to Shareholders

Dear Fellow Shareholder,

On behalf of the Compensation Committee, I wanted to provide some additional insight into Golden Star’s approach to executive compensation.

Commitment to Pay for Performance

The Board is committed to paying executives for performance. Pay is linked to both the execution of our business plan and to our commitment to deliver strong returns to shareholders. Most of our executives’ compensation is at risk and depends on short and long-term performance against key metrics and our share price. The long term incentive plan for our named executive officers (“NEOs”) is delivered 25% in options and 75% in performance share units (“PSUs”) to vest at the end of three years based on total shareholder return relative to a peer group of gold companies, providing a balance of absolute and relative performance and strong alignment with the interests of our shareholders.

2015 Corporation Performance

The gold market continued to be challenging in 2015, as realized gold price dropped from an average realized gold price of $1,261 per ounce in 2014 to $1,151 per ounce in 2015. Although our total shareholder return for 2015 was slightly negative, our performance relative to the gold companies selected as our peer group for the performance share unit plan (“PSU Plan”) was very strong, at the 66th percentile. Despite the challenging gold market, the Corporation remained focused throughout the year on delivering on the strategy announced in mid-2013 and has continued to be relentless in its approach. The focus remains on delivering a high margin, low-cost gold producing company in late 2016. The positive impact of our approach began to show through our financial and operational results for the fourth quarter of 2015, which was the first quarter of operation after the suspension of the higher cost refractory operation. This resulted in a significant change in our cost profile and improved profitability while delivering on expectations. The result of our approach is also starting to be recognized as evidenced by the significant relative share price performance of the Company in early 2016.

The Corporation had a number of significant accomplishments in 2015 as we continued to create a leaner and more streamlined company:

•	On-time and on-budget construction and advancement of Wassa’s underground development, advancing according to plan and gaining access to the newly discovered “F Shoot”.

•	Prestea Underground feasibility study completed with expectations from preliminary economic assessment confirmed and rehabilitation work advanced and on schedule.

•	Identified operational synergies to deliver optimal internal rate of return on development stage projects.

•	Mine operating expenses at the Bogoso/Prestea operation reduced by 29% in 2015, mainly as a result of suspension of the refractory ore operation.

•	Significant improvement to cash operating costs and all-in sustaining costs for the year.

•	Cash operating costs per ounce for the Corporation are expected to decline further beginning in 2017 when the ramp-up of both of the underground mines at Wassa and Prestea will be completed.

•	Mineral Reserves and Mineral Resource increased (by 10% and 3% respectively).

•	Cash operating costs per ounce in the fourth quarter were the lowest they have been in the last five years.

The year also had some disappointments:

•	While safety continues to be a key focus for the Corporation, Golden Star’s safety performance was overshadowed with the fatality at Bogoso in the second quarter, and Wassa had an LTI incident in the third quarter. Management will continue to drive safety initiatives which are well underway.

•	Underperformance of the refractory business line during its suspension phase

2015 Compensation Decisions

The Compensation Committee assessed performance relative to the balanced scorecard metrics in our 2015 annual incentive plan. The result of our strong and focused pay for performance structure was demonstrated as the 2015 annual incentives were paid significantly below target. The overall corporate rating was 52% of target. Based on achievement of their key performance indicators, the NEO’s individual performance was assessed as being from 109% to 128%. However, in recognition of the corporate performance factor, each executive’s individual performance assessment was reduced by 25%.

The stretch and performance alignment of our annual incentive is demonstrated in the chart below which shows a five year history of the annual incentive payout levels for the CEO, relative to target.

Long term incentives were awarded to our NEO’s in 2015 with 25% in options and 75% in PSU’s that vest based on the achievement of total shareholder return relative to a peer group of gold companies. The long term incentive provides strong alignment with shareholders and rewards our executives only if they achieve both an increase in share price and outperform other gold companies.

2015 CEO Compensation

Corporate performance remains the single biggest factor in the Board’s decisions on pay for Golden Star’s CEO and senior officers. At target performance, 25% of the CEO’s compensation is base salary and the remaining 75% is at-risk compensation. 25% of the CEO’s target compensation is in the form of an annual incentive with 50% in long term share-based compensation.

We believe that our compensation structure effectively aligns compensation with executive performance and shareholder interests. This is evidenced by the chart below which compares the value of compensation for our CEO disclosed on the summary compensation table, with the realizable value (taking share price into account as at December 31, 2015) over the last five years.

The CEO’s base salary was not increased for 2014 or 2015 due to our share price performance in a challenging gold market environment.

The annual incentive awarded to the CEO for 2015 was US$293,424, with a corporate performance rating of 52%, and an individual performance rating of 85.5%.

I hope this brief overview has given you more insight to our approach to executive compensation and how it is linked to performance and the long-term interests of Golden Star and our shareholders.

Sincerely,

Craig Nelsen

Compensation Discussion and Analysis

Compensation Philosophy

The Corporation’s executive compensation philosophy reflects the following principles.

•	Compensation should be related to performance—A significant portion of our NEOs’ compensation should be based on corporate, individual and business unit performance. During periods when performance meets or exceeds the established objectives, NEOs should be paid at or above target levels. When performance does not meet established objectives, incentive award payments, if any, should be lower.

•	Compensation at risk should represent a significant percentage of a NEO’s total compensation – NEOs’ short-term incentives are based on operating and financial performance against budget, and their long-term incentives are measured against total shareholder return relative to a selected peer-group of mining companies and on our share price.

•	Compensation levels should be competitive—A competitive compensation program is vital to the Corporation’s ability to attract and retain qualified senior executives. The Corporation regularly assesses peer group compensation to ensure that the compensation program is competitive. We target compensation relative to the median of our peer group.

Oversight of Executive Compensation Program

The Compensation Committee oversees the compensation of the NEOs (see page 39 for a list of our NEOs for 2015).

In determining the CEO’s compensation, the Compensation Committee annually evaluates the CEO’s performance and considers the Corporation’s performance and shareholder return relative to Golden Star’s peers, the compensation of chief executive officers at comparable companies and, with input from the CEO and the Compensation Committee’s independent consultant, other relevant factors. In determining the compensation of the other NEOs, the Compensation Committee considers the CEO’s evaluation of each individual’s performance, recommendations by the CEO, the Corporation’s overall performance, and comparable compensation paid to similarly situated officers in peer companies.

The Compensation Committee determines any annual incentives to be awarded to the CEO and the other NEOs based on a combination of the Corporation’s performance for the year and the achievement of both corporate and individual key performance indicators established by the Compensation Committee with input from the CEO, as of the commencement of the year.

The Compensation Committee reviews compensation elements for each NEO on an annual basis. In each case, the Compensation Committee takes into account the scope of responsibilities and experience, and balances these against competitive compensation levels.

The CEO presents to the Compensation Committee his evaluation of each NEO, which includes a review of contribution and performance over the past year, strengths, weaknesses, development plans and succession potential. The Compensation Committee members also have the opportunity to interface with the NEOs during the year.

Comparator Group

With advice from Meridian Compensation Partners, its independent compensation consultant, Golden Star developed a comparator group taking into account direct competitors for talent, especially for industry specific roles. The comparator group is comprised of publicly traded Canadian organizations that are direct business competitors of Golden Star and which range in size (based primarily on asset size) of roughly between  1⁄3× to 3× Golden Star’s assets, with revenue used as a secondary screen. Golden Star is positioned somewhat below the median of the comparator group in terms of assets and above the median of the group in terms of revenue. The companies comprising the comparator group are as follows:

Gold Companies	Diversified Metals & Mining	Precious Metals & Minerals
Alamos Gold Inc.	HudBay Minerals Inc.	Dominion Diamond Corp.
B2Gold Corp.	Lundin Mining Corp.	Endeavour Silver Corp.
Endeavour Mining Corp.	Nevsun Resources Ltd.	First Majestic Silver Corp.
Jaguar Mining Inc.	Taseko Mines Ltd.	North American Palladium
Lake Shore Gold Corp.		Pan American Silver Corp.

Gold Companies	Diversified Metals & Mining	Precious Metals & Minerals
New Gold Inc.		Silver Standard Resources Inc.
Primero Mining Corp.
Timmins Gold Corp.

Pay Positioning

Golden Star generally positions pay competitive to the median of the comparator group. Given the ongoing challenges and reduced margins, for a third consecutive year no increases to base salary were awarded.

Named Executive Officers

In 2015 our NEOs were:

•	Samuel T. Coetzer, President and Chief Executive Officer

•	Daniel Owiredu, Executive Vice President and Chief Operating Officer

•	P. André van Niekerk, Executive Vice President and Chief Financial Officer

•	Dr. Martin Raffield, Senior Vice-President, Project Development and Technical Services

•	S. Mitchel Wasel, Vice-President Exploration

Compensation Components

The components of Golden Star’s executive compensation program are base salary, annual incentive, long-term incentive and benefits as described below.

Component	Form of Compensation	Applies To	Performance Period	Determined By Purpose

Base Salary	Cash	All employees	1 year	NEO base salaries are determined by evaluating the scope of the NEO’s role, the NEO’s performance, general economic conditions and marketplace compensation trends.

Annual Incentive	Cash	Eligible employees	1 year	The annual incentive provides each NEO with the opportunity to earn a bonus based on the achievement of specific measurable company-wide and individual performance goals.

Long Term Incentives	Share based	Senior Management	3-10 years	The LTIP provides NEOs with long-term incentive award opportunities that are aligned with longer term share price performance. Long term incentives are provided in the form of performance share units and options.

Benefits	N/A	All eligible employees	1 year	The Corporation offers health and welfare programs to all employees, a group registered retirement savings plan for Canadian employees and a 401(k) savings program to all eligible U.S. based employees. The NEOs generally are eligible for the same benefit programs on the same basis as the rest of the managerial workforce, if applicable. The health and welfare programs are intended to protect employees against catastrophic loss and encourage a healthy lifestyle.

Compensation Mix

For the executive group, the target compensation mix and levels of pay at risk in 2015 were as follows:1

Annual Incentive Plan

Incentive bonuses are paid based on performance. The Compensation Committee approves a market competitive target incentive level as a percentage of the base salary earned during the incentive period for each NEO.

For 2015, the annual incentive was targeted at 60% to 100% of base salary. Depending on the position of the NEOs, payouts can range from zero, if performance targets were not achieved, to 200% of target payout if results significantly exceed planned performance. 2015 annual incentive targets and objectives were determined based on a combination of achievement of corporate performance objectives and achievement of individual performance measures.

The annual incentive plan targets, metrics and weightings for 2015 were as follows:

	Weighting	Metric
Corporate (80%)	15%	Production (Bogoso)
	15%	Production (Wassa)
	15%	Direct cost/ounce (Bogoso)
	15%	Direct cost/ounce (Wassa)
	20%	Free Cash Flow

Individual (20%)	Specific measurable individual performance targets set at the start of the year for each NEO.

The 2015 corporate objectives were defined in the 2015 operating plan and budget.

Long Term Incentive Plan

The LTIP is designed to strengthen the alignment between executive compensation and the long-term value of the Corporation’s share price. Awards are set as a percentage of salary and are provided 25% as options awarded pursuant to the Stock Option Plan (described in detail on page 54) and 75% as PSUs awarded pursuant to the Performance Share Unit Plan (described in detail on page 56) that vest based on relative total shareholder return. Restricted share units may also be awarded pursuant to the Performance Share Unit Plan.

Previous awards and grants, whether vested or unvested, have no impact on the current year’s awards and grants.

[1]	AIP means Annual Incentive Plan.

Stock options and SARs have no value unless the price of the Common Shares increases above the exercise price which links a portion of executive compensation directly to shareholders’ interests by providing an incentive to increase the market price of the shares. PSUs cliff vest at the end of a 3-year performance period based on performance using the adjustment factor set out below:

Relative Performance	Adjustment Factor
Less than the 35th percentile	0
35th percentile	50%
50th percentile	100%
75th percentile	150%
90th percentile or greater	200%

The performance peer group is comprised of:

Agnico Eagle Mines Ltd.	Kinross Gold Corporation
Alamos Gold Inc.	Lake Shore Gold Corp.
B2Gold Corp.	Luna Gold Corp.
Barrick Gold Corp.	New Gold Inc.
Caledonia Mining Corp.	Primero Mining Corp.
Eldorado Gold Corp.	Semafo Inc.
Endeavour Mining Corp.	Teranga Gold Corp.
Goldcorp Inc.	Timmins Gold Corp.
IAMGOLD Corp.	Yamana Gold Inc.

The performance peer group used for the PSUs is different than the peer group used for compensation benchmarking. In developing the compensation peer group, asset size of the peer companies is critical in selecting the companies in the group, while the particular mineral extracted is less critical. For the performance peer group, in order for PSUs to vest based on relative out-performance, it is critical that the total shareholder return of the companies in the peer group correlated with gold price. Accordingly, all the companies in the performance peer group are gold mining companies.

Benefits

The Corporation’s health and welfare programs include medical, wellness, pharmacy, dental, vision, life insurance, and accidental death and disability. Coverage under the life and accidental death and disability programs offer benefit amounts specific to each NEO. Premiums for supplemental life insurance are paid by the Corporation on behalf of all NEOs.

Following the relocation of its head office to Toronto, the Corporation maintains a group registered retirement savings plan (“RRSP”) for its Canadian employees, including Canadian based NEOs. Golden Star matches up to 3% of employee contributions to the RRSP, and provides a contribution gift of 3% directly to the RRSP. In 2015, Golden Star topped up the RRSP for each employee by contributing 6% of the amount of the annual incentive for the employee (contributions limited to the annual maximum allowed by the Income Tax Act (Canada)).

The 401(k) savings plan is intended to supplement the employee’s personal savings and social security. The Corporation adopted the 401(k) savings plan to enable employees to save for retirement through a tax-advantaged combination of employee and Corporation contributions and to provide employees the opportunity to directly manage their retirement plan assets through a variety of investment options. All U.S. based employees are eligible to participate in the 401(k) savings plan. The Corporation provided a matching contribution to the 401(k) savings plan for each eligible employee equal to the first 6%.

The Compensation Committee annually reviews the benefits provided to NEOs to determine if changes are appropriate.

Changes for 2016

No increases were made to NEO compensation and no significant changes were made to our compensation programs for 2015, except long term incentive awards made in 2015 were made 25% in the form of options and 75% in the form of PSUs, in order to manage shareholder dilution and strengthen alignment with shareholders, taking into account Golden Star’s share price.

Share Ownership Requirements

We have share ownership requirements for our executive officers and directors as follows:

Participant	Target Ownership Level
CEO	3 times base salary

Other Named Executive Officers upon recommendation by the CEO, as approved by the Compensation Committee	1 times base salary

Other Executives, as determined by the CEO	0.5 times base salary

Outside Directors	3 times annual retainer

Common Shares, DSUs and any other fully vested share awards (excluding options, share appreciation rights and similar leveraged awards) are counted towards share ownership requirements and are valued at the higher of value at the time of award or acquisition and current market value.

We have a “hold until met” requirement. Executives must retain their Common Shares, and invest 50% of the after tax value of PSU redemption and option exercises in Common Shares until the target ownership level is met. Directors must elect to take at least 25% of their annual retainer in the form of DSUs until the target ownership level is met.

Our directors and executives must fulfill their ownership requirements within five years of becoming subject to the share ownership policy.

Compensation Clawback

Our Code of Conduct includes a compensation clawback. The Compensation Committee will require employees, officers and directors to reimburse, in all appropriate cases, any bonus, short-term incentive award or amount, or long-term incentive award or amount awarded to the employee, officer or director and any non-vested equity-based awards previously granted to the employee, officer or director (collectively “Incentive Compensation”) if: (a) the amount of the Incentive Compensation was calculated based upon the achievement of certain financial results that were subsequently the subject of a restatement or the correction of a material error, (b) the employee, officer or director engaged in intentional misconduct that caused or partially caused the need for the restatement or caused or partially caused the material error, and (c) the amount of the Incentive Compensation that would have been awarded to the employee, officer or director, if the financial results had been properly reported and amount actually awarded would have been lower.

Hedging Prohibition and Pledging Restriction

Directors and officers are prohibited from engaging in hedging, speculative, short selling and similar transactions of any kind respecting Common Shares or shared based compensation. Our directors and officers are also prohibited from holding Golden Star securities in a margin account or pledging them as security for a loan.

2015 Performance and Compensation

The 2015 corporate performance objectives and the performance results applicable to each NEO are provided in the table below. A substantial portion of each NEO’s compensation is linked directly to the Corporation’s performance.

Operational targets (production and costs) are based on realistic performance expectations linked to the strategic business plan. Targets are established with threshold, target and maximum performance levels and associated payouts and safety is a key metric in the operational short term incentive plans which roll up to the executive level. All annual targets are reviewed and set by the Board during the December and February Board meetings. Free cash flow targets are based on gold price assumptions set in the prior year and free cash flow actual results are based on gold price achieved on ounces sold.

Corporate targets are set by the Board during the review of the strategic business plan and are based on the budget which is a part of the strategic business plan. This ensures that performance metrics and targets align with the strategic direction of the Corporation. Targets take into account accepted engineering principles based on the mine plan generated from the reserve statement and require continuous improvements through anticipated productivity gains and capital spent in prior years.

2015 Corporate Performance Objectives			2015 Target Payout Range		2015 Results
Performance Metric	Weighting	Minimum (30%)	Target (100%)	Maximum (200%)	Performance	Payout percentage
Gold production
Bogoso/Prestea Refractory operation - Annual Production (oz)[1]	11%	122,727	136,363	156,817	75,940	0%
Bogoso/Prestea Non Refractory operation - Annual Production (oz)[1]	4%	23,225	25,806	29,677	38,210	8%
Wassa - Annual Production (oz)[2]	15%	106,379	118,199	135,928	108,266	5%
Direct Operating Costs
Bogoso/Prestea - Refractory Direct Operating Costs (in thousands)[3]	11%	$145,677	$132,434	$119,190	$117,366	0%
Bogoso/Prestea - Non refractory Direct Operating per ounce ($/oz)[4]	4%	$1,176	$1,069	$962	$929	5%
Wassa - Direct Operating Costs (in thousands)[5]	15%	$114,890	$104,446	$94,001	$96,968	24%
Free Cash flow
Free Cash Flow (in thousands)[6]	20%	$(41,268)	$(33,977)	$19,395	$(66,931)	0%

Total Result:						52%

1.	The Bogoso refractory business was weighted 75% of the 15% total pay-out target for the Bogoso/Prestea operation as the majority of the 2015 production was expected to be generated from the refractory operation. The remaining 25% of the 15% gold production was assigned to the non-refractory operation. Production is measured on a quarterly basis. The refractory operation did not meet its production target for any of the quarters during 2015. The non-refractory operation exceeded its target every quarter.
2.	Production is measured on a quarterly basis. Wassa met its production threshold three of the four quarters.
3.	Direct operating cost represents the cash mining operations cost incurred by the operation excluding adjustments for the build-up or drawdown of metals inventory. The refractory business was suspended earlier than originally planned due to grade and processing plant performance. As a result there was zero pay-out for the costs for the refractory business even though the total cost was lower than target.

4.	The non-refractory business was measured based on the direct operating cost per ounce performance rather than direct operating cost in dollar terms to ensure that the non-refractory operation generated sufficient margin. The non-refractory direct operating cost per ounce was lower than the threshold in three of the four quarters.
5.	Direct operating cost represents the cash mining operations cost incurred by the operation excluding adjustments for the build-up or drawdown of metals inventory. Wassa’s direct operating cost was lower than the threshold every quarter during the year.
6.	As a result of lower than expected gold production, primarily from the refractory operation and lower than expected operating cash flow, the Corporation did not meet its free cash flow target.

As reflected in the table above, 52% of the corporate objectives pertaining to each of the NEOs were achieved in 2015. Bonuses were determined to be paid to each of these NEOs based on this percentage and the individual performance of each NEO.

In assessing individual performance ratings for the NEOs, the Compensation Committee and the CEO determined the payout range, taking into account the Corporation’s total shareholder return for 2015.

2015 Compensation Details

Named Executive Officer Compensation

Samuel T. Coetzer, President and Chief Executive Officer Resident of: Toronto, Ontario, Canada Officer Since: 2011 Age: 55

Mr. Coetzer’s detailed bio and shareholdings are set out in his director profile.

2015 Accomplishments:

•    In 2015, continued to execute on the strategic business plan transforming GSR to a low cost gold producer focused on non-refractory ore sources while fostering a safe and healthy work environment.

•    On-time and on-budget construction and advancement of Wassa’s underground development (a new zone “F Shoot” was discovered and access to that zone has been established).

•    Prestea Underground Feasibility Study completed with expectations from preliminary economic assessment confirmed and rehabilitation work advanced and on schedule.

•    Achieved robust internal rate of return on projects through operational leverage.

•    Projects fully funded to commercial production.

•    Successful suspension of the refractory operation, mine operating expenses at Bogoso/Prestea operation reduced by 29% in 2015.

•    Significant improvement to cash operating costs and all-in sustaining costs for the year.

•    Achieved favourable operating margin over total ounces produced.

• Total Mineral Reserves and Mineral Resource have increased (by 10% and 3% respectively).
2015 individual performance rating of 86%

Daniel Owiredu Executive Vice- President and Chief Operating Officer Resident of: Accra, Ghana Officer Since: 2006 Age: 58

Mr. Owiredu’s detailed bio and shareholdings are set out in his director profile.

2015 Accomplishments:

•    Continued significant cost reductions at the sites through improved and highly disciplined operating practices, improved maintenance, reduced capital spending and reductions in workforce.

•    Reduced costs through leading behavioural change, leveraging teamwork and identifying productivity enhancements.

•    Continued the downward trend on mine operating expenses.

•    All-in sustaining costs reduced.

•    Achieved $715 per ounce consolidated cash operating cost for the fourth quarter – a five year record for the Corporation and significant improvement from last year.

•    Successful suspension of the refractory business.

•    Successful permitting for all of the project work acquired on schedule.

•    Successful engagement and communication with the communities, government and other stakeholders as the industry continued to face significant challenges.

2015 individual performance rating of 103%

Mr. André van Niekerk, Executive Vice President and Chief Financial Officer Resident of: Toronto, ON Canada Officer Since: April 2014 Age: 39

André van Niekerk joined Golden Star in 2006. André spent almost five years in Ghana as the head of finance and business operations, after which he was transferred back to the corporate office to take the role of Vice-President & Controller. André was appointed to the role of EVP & CFO in April 2014. While based in Ghana, André was Vice Chairman of the Ghanaian Chamber of Mines Energy Committee and a member of the Chamber of Mines Finance Committee. Prior to joining Golden Star, André spent six years with KPMG LLP serving clients in the mining and oil and gas industries.

2015 Accomplishments:

•    Continued a prudent and disciplined approach towards the reduction of corporate general and administrative expenses through optimal cost management and utilization of external resources for corporate requirements.

•    Successfully closed a $130 million gold stream agreement and $20 million loan financing with Royal Gold, Inc. The agreement was subsequently amended at the end of the year to provide an additional $15 million of streaming advance payment with an option to access a further $5 million.

•    Successfully guided and supported the finance and accounting function embedding thorough processes and diligent approach to implementing cost-saving initiatives and reducing overall operating costs.

2015 individual performance rating of 102%

Shareholdings as at December 31, 2015:

Mr. van Niekerk owned 17,000 Common Shares, 600,722 options, 50,000 share appreciation rights, 626,788 performance share units and 103,304 deferred share units. He has until March 2019 to satisfy share ownership guidelines

Dr. Martin Raffield, Senior Vice- President, Operations, Project Development and Technical Services Resident of: Wassa, Western Region, Ghana Officer Since: 2011 Age: 47

Dr. Raffield was hired by Golden Star in August 2011 as Senior Vice President, Technical Services. From June 2007 until the time Dr. Raffield joined Golden Star, he worked as Principal Consultant and Practice Leader for SRK Consulting (US) Ltd (“SRK”) in Denver. Dr. Raffield started his career in 1992 in South Africa working in geotechnical engineering at a number of deep level gold mines for Johannesburg Consolidated Investments. In 2000, he relocated to Canada with Placer Dome and held the positions of Chief Engineer and Mine Superintendent at their Campbell Mine. Dr. Raffield moved to Breakwater Resources, Myra Falls Operation in 2006 and held the position of Manager of Mining until moving to SRK in 2007. Dr. Raffield has a Ph.D. in geotechnical engineering from the University of Wales and is a Professional Engineer registered in Ontario, Canada.

2015 Accomplishments:

•    Completed the Wassa feasibility study in March 2015. The decline development commenced in July with 836 m achieved by year end.

•    Construction of the surface infrastructure and the transfer from generator power to grid power was completed in the fourth quarter of 2015.

•    Prestea Underground feasibility study completed late 2015 indicating a post-tax internal rate of return of 42% and net present value of $124 million based on a discount rate of 5% and gold price assumption of $1,150 per ounce. Cash operating costs of $462 per ounce and all-in sustaining costs of $603 per ounce estimated over the life of mine.

•    Successfully leveraged internal resources to optimize projects.

•    Guided the development and production of Prestea South.

2015 individual performance rating of 85%

Shareholdings as at December 31, 2015:

Dr. Raffield owned 19,032 Common Shares, 1,420,692 options, 181,085 share appreciation rights, 1,308,571 performance share units and 124,440 deferred share units. He has until March 2019 to satisfy share ownership guidelines.

S. Mitchel Wasel, Vice-President Exploration Resident of: Takoradi, Western Region, Ghana Officer Since: 2007 Age: 51

Mr. Wasel has served as Vice President Exploration since September 2007, prior to which he served the Corporation as Regional Exploration Manager for West Africa from March 2004. Mr. Wasel served as the Corporation’s Exploration Manager—Ghana from 2000 to March 2004. Mr. Wasel has acted in various other roles with the Corporation since 1993 when he commenced his service with the Corporation as an exploration geologist, where he worked in the Corporation’s regional exploration program in Suriname and later with the Gross Rosebel project, ultimately as Project Manager. Prior to joining the Corporation, he worked with several companies in northern Canada in both exploration and mine geology.

2015 Accomplishments:

•    Completed surface drilling as planned and scheduled; data incorporated in the updated resource model estimate resulting in an increase in Wassa Underground reserves.

•    Updated the Prestea Underground reserve model adding reserves with an improvement in the economics of the project.

•    Successfully drilled and updated model for Bondaye area resulting in additional tonnage being added to the Prestea Underground Mineral reserves.

•    Continued to significantly optimize the use of exploration funding through utilization and management of internal resources.

•    Continued a disciplined focus on enhancing the Company’s resource base.

2015 individual performance rating of 84%

Shareholdings as at December 31, 2015:

Mr. Wasel owned 70,509 Common Shares, 1,125,983 options, 104,820 share appreciation rights, 856,802 performance share units and 81,141 restricted share units. He has until March 2019 to satisfy share ownership guidelines.

Summary Compensation Table

The following table sets forth the compensation earned by the NEOs for services rendered to the Corporation and its subsidiaries for the fiscal years ended December 31, 2015, 2014 and 2013. Annual incentives are generally paid in the year following the year in which the annual incentive is earned and are reflected in the summary compensation table for the year in which the annual incentive is earned.

							Non-Equity Incentive Plan Compensation ($)[1]
NEO Name and Principal Position	Year	Salary ($)	Option Awards ($)[2]		Share Based Awards ($)[3]		Annual Incentive Plan	Long-Term Incentive Plan	Pension value	All Other Annual Compensation ($)	Total Compensation ($)[4]
Samuel T. Coetzer
President and	2015	500,000	250,000	[5]	750,000	[5]	293,424	0	N/A	29,086	1,822,510
Chief Executive	2014	500,000	450,421	[5]	418,966	[5]	215,625	71,875	N/A	43,793	1,700,680
Officer	2013	485,660	333,100		281,066		324,817	138,208	N/A	33,062	1,595,913
Daniel Owiredu
Executive Vice
President and	2015	400,000	125,000		375,000		174,117	0	N/A	60,390	1,134,507
Chief Operating	2014	400,000	250,624		233,121		125,790	41,930	N/A	75,565	1,127,030
Officer	2013	400,000	150,821		127,261		185,700	79,586	N/A	62,841	1,006,209
André van Niekerk
Executive Vice	2015	270,000	84,375		253,125		116,962	0	N/A	23,338	747,800
President and	2014	251,596	64,994		67,034		76,489	25,496	N/A	63,268	548,877
Chief Financial
Officer[6]
Dr. Martin Raffield
Senior Vice	2015	280,000	105,000		315,000		122,818	0	N/A	363,997	1,186,815
President	2014	280,000	210,524		195,822		92,138	30,712	N/A	311,702	1,120,898
Technical	2013	280,000	156,708		132,228		139,746	59,878	N/A	397,465	1,166,025
Services
S. Mitchel Wasel
Vice President
Exploration	2015	220,000	68,750		206,250		77,068	0	N/A	186,172	758,240
	2014	220,000	137,843		128,217		53,955	17,985	N/A	155,688	713,688
	2013	220,000	90,796		76,613		80,139	34,345	N/A	121,956	623,849

1.	This represents incentive bonus payable in respect of the Corporation’s fiscal year including the deferred annual incentive bonus from 2012 and 2013 paid out in 2015. For the incentive bonus in 2015, 100% is paid in cash in March 2016. For the incentive bonus for 2014, 75% was paid in cash in February 2015 and 25% was taken in restricted share units or DSUs.
2.	This amount represents the fair value of stock options on the date of grant, calculated using the Black Scholes model.
3.	This amount represents the fair value of SARs and PSUs as of the date of the grant.
4.	Amounts in the table above have been exchanged into U.S. $ where necessary, using an exchange rate based on the Bank of Canada’s average rate for 2015 of U.S.$0.78 equal CAD$1.00.
5.	Effective as of March 21, 2016, Mr. Coetzer surrendered 24,687 options granted in 2014 and 235,981 options granted in 2015. See Note 4 under the “Voting Shares and Security Ownership of Certain Beneficial Owners and Management” table. The numbers in this table have not been updated to reflect the surrendered options or replacement SARs.
6.	André van Niekerk was appointed Executive Vice President and Chief Financial Officer on April 7, 2014 upon Mr. Jeff Swinoga’s resignation from the Company. Mr. van Niekerk was the Vice President & Controller of the Corporation prior to his appointment to the role of Executive Vice President & Chief Financial Officer.

Named Executive Officer Equity Plan Awards

The following table shows outstanding share-based awards and option-based awards classified as exercisable and unexercisable as of December 31, 2015 for each NEO.

		Option Based Awards					Share Based Awards
Name	Grant date	Number of securities underlying unexercised stock options (#)[1]		Options exercise price ($CAD)	Option expiry date	Value of unexercised in-the- money options[2]	Number of units that have not vested (#)	Grant price ($)[3]	Units expiry date	Market payout value of share- based awards that have not vested[4]
Samuel T.	Options
Coetzer
	March 9, 2011	400,000		2.83	March 9, 2021	—
	February 13, 2012	340,000		2.02	February 13, 2022	—
	February 28, 2013	512,541		1.67	February 28, 2018	—
	February 24, 2014	824,687	[5]	0.87	February 24, 2024	—
	February 23, 2015	1,035,981	[5]	0.38	February 23, 2025	—
	DSUs[6]
	April 15, 2015						291,220	N/A	N/A	$49,507
	SARs
	February 28, 2013						384,917	1.58	December 31, 2016	—
	PSUs
	February 21, 2014						574,713	0.81 CAD	February 21, 2017	—
	February 23, 2015						2,476,081	0.38 CAD	February 23, 2018	—
Daniel	Options
Owiredu
	October 25, 2006	106,000		3.15	October 25, 2016	—
	February 1, 2007	4,342		3.95	February 1, 2017	—
	March 19, 2008	91,000		3.50	March 19, 2018	—
	March 5, 2009	90,000		1.70	March 5, 2019	—
	March 11, 2010	75,000		3.53	March 11, 2020	—
	March 9, 2011	100,000		2.83	March 9, 2021	—
	February 13, 2012	149,000		2.02	February 13, 2022	—
	May 10, 2012	75,000		1.39	May 10, 2022	—
	February 28, 2013	232,068		1.67	February 28, 2018	—
	February 24, 2014	458,873		0.87	February 24, 2024	—
	February 23, 2015	517,990		0.38	February 23, 2025	—
	DSUs[6]
	April 15, 2015						169,890	N/A	N/A	$28,881
	SARs
	February 28, 2013						174,282	1.58	December 31, 2016	—
	PSUs
	February 21, 2014						319,782	0.81 CAD	February 21, 2017	—
	February 23, 2015						1,238,041	0.38 CAD	February 23, 2018	—

		Option Based Awards				Share Based Awards
Name	Grant date	Number of securities underlying unexercised stock options (#)[1]	Options exercise price ($CAD)	Option expiry date	Value of unexercised in-the- money options[2]	Number of units that have not vested (#)	Grant price ($)[3]	Units expiry date	Market payout value of share- based awards that have not vested[4]
André van	Options
Niekerk
	October 25, 2006	20,000	3.15	October 25, 2016	—
	March 5, 2009	37,000	1.70	March 5, 2019	—
	March 11, 2010	30,000	3.53	March 11, 2020	—
	March 9, 2011	29,000	2.83	March 9, 2021	—
	February 13. 2012	29,000	2.02	February 13, 2017	—
	October 30, 2013	60,000	0.50	October 30, 2018	—
	February 24, 2014	131,950	0.87	February 24, 2024	—
	May 12, 2014	40,000	0.64	May 12, 2024	—
	February 23, 2015	223,772	0.38	February 23, 2025	—
	DSUs[6]
	April 15, 2015					103,304	N/A	N/A	$17,562
	SARS
	February 28 2013					50,000	1.58	December 31, 2016	—
	PSUs
	February 21, 2014					91,954	0.81 CAD	February 21, 2017	—
	February 23, 2015					534,834	0.38 CAD	February 23, 2018	—
Martin	Options
Raffield
	October 4, 2011	200,000	1.78	October 4, 2021	—
	February 13, 2012	159,000	2.02	February 13, 2022	—
	February 28, 2013	241,126	1.67	February 28, 2023	—
	February 24, 2014	385,454	0.87	February 24, 2024	—
	February 23, 2015	435, 112	0.38	February 23, 2025	—
	DSUs[6]
	April 15, 2015					124,440	N/A	N/A	$21,155
	SARs
	February 28, 2013					181,085	1.58	December 31, 2016	—
	PSUs
	February 21, 2014					268,617	0.81 CAD	February 21, 2017	—
	February 23, 2015					1,039,954	0.38 CAD	February 23, 2018	—

		Option Based Awards				Share Based Awards
Name	Grant date	Number of securities underlying unexercised stock options (#)[1]	Options exercise price ($CAD)	Option expiry date	Value of unexercised in-the- money options[2]	Number of units that have not vested (#)	Grant price ($)[3]	Units expiry date	Market payout value of share- based awards that have not vested[4]
S. Mitchel	Options
Wasel
	August 31, 2007	100,000	3.92	August 31, 2017	—
	March 19, 2008	44,000	3.5	March 19, 2018	—
	March 5, 2009	75,000	1.7	March 5, 2019	—
	March 11, 2010	75,000	3.53	March 11, 2020	—
	March 9, 2011	50,000	2.83	March 9, 2021	—
	February 13, 2012	105,000	2.02	February 13, 2022	—
	February 28, 2013	139,708	1.67	February 28, 2018	—
	February 24, 2014	252,380	0.87	February 24, 2024	—
	February 23, 2015	284,895	0.38	February 23, 2025	—
	RSUs[6]
	April 15, 2015					81,141	N/A	N/A	$19,474 CAD
	SARs
	February 28, 2013					104,820	1.58	December 31, 2016	—
	PSUs
	February 21, 2014					175,880	0.81 CAD	February 21, 2017	—
	February 23, 2015					680,922	0.38 CAD	February 23, 2018	—

1.	This includes stock options that have not vested.
2.	This is based on the TSX closing price on December 31, 2015 less the exercise price of the in-the-money options.
3.	SARs are valued based on price of the Common Shares on the NYSE MKT as at the close of business on December 31, 2015 PSUs are valued based on the price of the Common Shares on the TSX as at the close of business on December 31, 2015.
4.	Amounts in the table above have been exchanged into U.S. $, where necessary using an exchange rate based on the Bank of Canada’s average rate for 2015 of U.S. $0.78 equals CAD$1.00.
5.	Effective as of March 21, 2016, Mr. Coetzer surrendered 24,687 options granted in 2014 and 235,981 options granted in 2015. See Note 4 under the “Voting Shares and Security Ownership of Certain Beneficial Owners and Management” table. The numbers in this table have not been updated to reflect the surrendered options or replacement SARs.
6.	DSUs and RSUs are redeemable subsequent to NEOs separation with the Company. DSUs are valued based on the price of the Common Shares on the NYSE MKT as at the close of business on December 31, 2015. RSUs are valued based on the price of the Common Shares on the TSX as at the close of business on December 31, 2015.

Incentive Plan Awards—Value Vested or Earned During the Year

The following table shows the value vested during the Corporation’s most recently completed financial year in respect of option-based awards, share-based awards and non-equity incentive plan compensation.

Name	Option-based awards-Value vested during the year ($)[1]	Share-based awards-Value vested during the year ($)[2]	Non-equity incentive plan compensation-Value earned during the year ($)[3]
Samuel T. Coetzer	—	—	293,424
Daniel Owiredu	—	—	174,117
André van Niekerk	—	—	116,962
Martin Raffield	—	—	122,818
S. Mitchel Wasel	—	—	77,068

1.	This amount represents the aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the closing price of the common shares of the Corporation as traded on the TSX on the vesting date and the exercise price of the options.
2.	The SARs and PSUs are vested after a period of three years from the date of grant. DSUs and RSUs granted to NEOs are redeemable upon departure of the NEO. No PSUs were vested during 2015. SARs granted in 2012 were vested in 2015 and with no value.
3.	This represents incentive bonus paid in cash in respect of the Corporation’s 2015 fiscal year.

The following table provides a 5 year cumulative total shareholder return line graph to S&P/TSX Diversified Metals and Mining.

	Indexed Return on $100.00
	2009	2010	2011	2012	2013	2014	2015
GSC.TO	$100.00	$140.18	$51.23	$57.06	$15.34	$7.67	$7.36
S&P/TSX Diversified metals and mining	$100.00	$147.59	$107.53	$100.60	$78.83	$68.13	$34.84

As a significant portion of Golden Star’s executive compensation is at risk and in the form of share based awards, compensation for the NEOs aligns with Golden Star’s total shareholder return.

Equity Compensation Plan Information

The following is information regarding the Corporation’s equity compensation plans as of December 31, 2015.

Plan Category	(a) Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights[1]	(b) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (CAD$)	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities reflected in Column (a)
Stock Option Plan	13,911,234[2]	1.48	3,365,151
Stock Bonus Plan	—	N/A3	189,146
Deferred Share Unit Plan	4,496,279	N/A4	2,183,585[5]
Equity Compensation
Plans Not Approved by	—	—	—
Security holders
Total[1]	18,407,513	1.48	5,737,882

1.	Represents Common Shares issuable under the applicable plan.
2.	Effective as of March 21, 2016, Mr. Coetzer surrendered an aggregate of 260,668 options. See Note 4 under the “Voting Shares and Security Ownership of Certain Beneficial Owners and Management” table. The numbers in this table have not been updated to reflect the aforementioned surrendered options or replacement SARs.
3.	The Stock bonus plan provides grants of bonus common shares on terms that the Compensation Committee recommends to the Board, within the limitation of the Stock Bonus Plan and subject to the rules of applicable regulatory authorities.
4.	Holders of the DSUs have the option to redeem DSUs for common shares of the corporation at a ratio of 1:1.
5.	DSUs issued on or after the Restatement Effective Date (as defined below) will no longer be redeemable for Common Shares issued by the Corporation from treasury.

Stock Option Plan

This Circular contains a proposal to adopt the Fourth Amended and Restated 1997 Stock Option Plan, see “About our Shareholder Meeting - Business of the Meeting - Approval of Fourth Amended and Restated 1997 Stock Option Plan”. Until that plan is updated, the current Stock Option Plan remains in effect.

The Stock Option Plan provides to certain key employees, consultants and directors (including non-employee directors) of the Corporation and its subsidiaries an incentive to maintain and to enhance the long-term performance of the Corporation through the acquisition of Common Shares pursuant to the exercise of stock options. The Stock Option Plan provides for discretionary option grants to employees, consultants and directors.

Subject to certain other limitations, the maximum number of Common Shares authorized for issuance under the Stock Option Plan is 25,000,000 Common Shares (or approximately 9.6% of the issued and outstanding Common Shares). As at March 21, 2016, 1,112,377 Common Shares (or approximately 0.4% of the issued and outstanding Common Shares) remain available for grant and an aggregate of 16,164,008 Common Shares (or approximately 6.2% of the issued and outstanding Common Shares) are issuable under options that have been granted under the Stock Option Plan. As at March 21, 2016, 7,723,615 Common Shares (or approximately 3.0% of the issued and outstanding Common Shares) have been issued pursuant to exercised options. The aggregate number of Common Shares in respect of which options have been granted and remain outstanding under the Stock Option Plan shall not at any time, when taken together with all of the Corporation’s other stock option plans or security-based compensation arrangements then either in effect or proposed, at any time be such as to result in the number of Common Shares issuable to insiders pursuant to options exceeding ten percent (10%) of the issued and outstanding Common Shares of the Corporation. The total number of Common Shares issued within any one-year period to all insiders of the Corporation pursuant to the exercise of vested options and pursuant to any other share compensation arrangements of the Corporation shall not exceed ten percent (10%) of the issued and outstanding Common Shares of the Corporation. The total number of Common Shares issuable to any one optionee pursuant to options granted under the Stock Option Plan and other stock option plans or share compensation arrangements of the Corporation shall not exceed two percent (2%) of the issued and outstanding Common Shares of the Corporation. This excludes Common Shares issued pursuant to the Stock Option Plan and the Corporation’s other share compensation arrangements over the preceding one-year period. The total number of Common Shares that may be issued to any one optionee pursuant to options granted under the Stock Option Plan or other stock option plans or share compensation arrangements of the Corporation cannot exceed 2% of the outstanding number of Common Shares from time to time. The maximum number of shares subject to options that may be granted to any one optionee in any one calendar year is 800,000 Common Shares (or approximately 0.3% of the issued and outstanding Common Shares). Options may take the form of incentive stock options or non-qualified stock options. Incentive stock options may only be granted to employees of the Corporation and its subsidiaries.

The Compensation Committee makes recommendations to the Board regarding all option grants. The Board has the authority, subject to the terms of the Stock Option Plan, to determine when and to whom to make grants under the Stock Option Plan, the number of Common Shares to be covered by the grants, the terms of options granted and the exercise price of options, and to prescribe, amend and rescind rules and regulations relating to the Stock Option Plan. Options granted under the Stock Option Plan are exercisable over a period determined by the Board, but not to exceed ten years from the date of grant, and the exercise price of an option may not be less than the closing price of the Common Shares on the stock exchange on which the Common Shares principally trade on the day immediately preceding the date of grant. In addition, the grant of an option may be subject to vesting conditions established by the Board as provided in the option agreement evidencing the grant of such option. Generally, options granted to non-employee directors vest immediately, and options granted to executive officers and other employees typically are subject to vesting as determined at the date of grant, which vesting is either as to one-third on grant, and one-third on each of the first and second anniversary dates, or as to one-fourth on grant and an additional one-fourth on each of the first, second and third anniversary dates.

In the event of an optionee’s termination of employment or service prior to the time all or any portion of an option vests, such option, to the extent not vested or specifically extended by the Board, shall terminate. Except as otherwise provided by the Compensation Committee or the Board and subject to the specific terms of an optionee’s employment contract, as the case may be, if an optionee ceases to be employed by, or provide services to, the Corporation for any reason (other than by reason of death), the optionee’s options generally will expire 30 days following such termination in the case of a non-director optionee and within 12 months in the case of a director optionee. If the optionee dies while employed (or within the 30-day period referred to in the preceding sentence), all outstanding options, to the extent then vested, may be exercised within one year after the optionee’s date of death by the person or persons to whom the optionee’s rights pass. In no case may options be exercised later than the expiration date specified in the grant. Options are not assignable and may be transferred by an optionee only by will or by the laws of descent and distribution, and during his or her lifetime may be exercised only by an optionee.

The exercise price and the number of Common Shares to be purchased by an optionee upon the exercise of an option will be adjusted by the Compensation Committee in accordance with the terms of the Stock Option Plan on the occurrence of certain corporate events or changes to the Common Shares.

Shareholder approval is required to amend the Stock Option Plan to: (i) increase the number of Common Shares issuable under the Stock Option Plan; (ii) change the manner of determining the exercise price so that the exercise price is less than the fair market value per Common Share (as determined under the Stock Option Plan); (iii) increase the aggregate number of Common Shares in respect of which options have been granted and remain outstanding so that such number of Common Shares, when taken together with all of the Corporation’s security based compensation arrangements, at any time results in: (A) the number of Common Shares reserved for issuance to insiders pursuant to options exceeding 10% of the issued and outstanding Common Shares; or (B) the issuance to insiders pursuant to Options, within a one-year period, of a number of Common Shares exceeding 10% of the issued and outstanding Common Shares (excluding Common Shares issued pursuant to security based compensation arrangements during the preceding one-year period). In addition, shareholder approval is required to amend options granted under the Fourth Amended and Restated 1997 Stock Option Plan to: (i) reduce the exercise price, or cancel and reissue options so as to in effect reduce the exercise price, for the benefit of insiders of the Corporation; or (ii) extend the termination date beyond the original expiration date for the benefit of insiders of the Corporation, except in certain circumstances where the Corporation has imposed a trading blackout. Additionally, to the extent that shareholder approval is necessary or desirable in the Board’s sole discretion under applicable law such amendment shall be effective upon the required approval of the shareholders of the Corporation.

The Board may, in its discretion, and without obtaining shareholder approval, amend, suspend or discontinue the Fourth Amended and Restated 1997 Stock Option Plan, and amend or discontinue any options granted under the Fourth Amended and Restated 1997 Stock Option Plan, at any time. Without limiting the foregoing, the Board may, without obtaining shareholder approval, amend the Fourth Amended and Restated 1997 Stock Option Plan, and any options granted under the Fourth Amended and Restated 1997 Stock Option Plan, to: (i) amend the vesting provisions; (ii) amend the termination provisions, except in certain limited circumstances as described in the preceding paragraph; (iii) amend the eligibility requirements of eligible participants which would have the potential of broadening or increasing insider participation; (iv) add a cashless exercise feature, payable in cash or securities, whether or not the feature provides for a full deduction of the number of underlying Common Shares from the reserved Common Shares; (v) allow a participant to transfer or assign an option to any person or entity as the Board may permit, provided that such transfer or assignment complies with applicable laws and rules of the applicable stock exchange; (vi) make amendments in any respect the Board deems necessary or advisable to provide eligible employees with the maximum benefits provided or to be provided under the provisions of the Internal Revenue Code of 1986 and the regulations promulgated thereunder relating to options and/or to bring the Fourth Amended and Restated 1997 Stock Option Plan and/or options granted under it into compliance therewith; and (vii) make amendments of a housekeeping nature or to comply with the requirement of any regulatory authority.

The Stock Option Plan provides that it will terminate, unless earlier terminated in accordance with its terms, on the tenth anniversary of its approval. The Stock Option Plan was approved on May 6, 2010 at the annual general and special meeting of the Corporation’s shareholders. The Stock Option Plan provides that it generally may be amended or terminated at any time by the Compensation Committee. However, any such amendment or termination shall be subject to any necessary stock exchange, regulatory or shareholder approval. In addition, no amendment to an option may adversely affect the rights under such option without the consent of the optionee. No options can be granted under the Stock Option Plan after May 6, 2020.

Performance Share Unit Plan

The Corporation has a Performance Share Unit Plan that allows for the award of PSUs and restricted share units (“RSUs”) to increase alignment with shareholder interests, provide a deferral vehicle for the annual incentive plan and retain and motivate executives to:

•	consistently meet longer-term corporate performance targets that are aligned with our strategy; and

•	create shareholder value that can be sustained on an absolute and relative basis over a longer period.

PSU and RSU awards add another element of compensation with performance criteria and reduce the number of option awards, lessening the dilutive impact to shareholders. Each PSU represents one notional common share that is redeemed for cash based on the value of a Common Share at the end of the three year performance period to the extent performance and vesting criteria have been met. Each RSU represents one notional common share that is redeemed for cash based on the value of a Common Shares at the end of a vesting period. Executives may defer annual incentives into RSUs. PSUs and RSUs earn dividends in the form of additional share units that vest at the same time and to the same extent as the underlying PSUs or RSUs. For 2015 our PSUs cliff vest at the end of a 3-year performance period based on total shareholder return relative to a performance peer group of gold companies.

Employees’ Stock Bonus Plan

The Corporation has an Employees’ Stock Bonus Plan (the “Stock Bonus Plan”) for any full-time or part-time employee (whether or not a director) of the Corporation or any of its subsidiaries who has rendered meritorious services that contributed to the success of the Corporation or any of its subsidiaries. The Stock Bonus Plan is currently administered by the Compensation Committee and provides for grants of bonus Common Shares on terms that the Compensation Committee recommends to the Board, within the limitations of the Stock Bonus Plan and subject to the rules of applicable regulatory authorities. The maximum number of Common Shares that may be issued under the Stock Bonus Plan in any calendar year will not exceed in the aggregate 2% of the total number of outstanding Common Shares at the end of the immediately preceding calendar year, provided that (i) no more than 1% of the total number of outstanding Common Shares at the end of the immediately preceding calendar year can be issued to any one insider, (ii) the total number of Common Shares issuable within any one-year period to all insiders of the Corporation pursuant to the Stock Bonus Plan and pursuant to the exercise of vested options granted under other share compensation arrangements cannot exceed 10% of the then outstanding Common Shares, and (iii) the total number of Common Shares issuable within any one-year period to an employee under the Stock Bonus Plan and such employee’s associates pursuant to the Stock Bonus Plan and pursuant to the exercise of vested options granted under other share compensation arrangements cannot exceed 5% of the then outstanding Common Shares.

No Common Shares were issued under the Stock Bonus Plan in 2015. Up to 900,000 Common Shares (or approximately 0.35% of the issued and outstanding Common Shares) are authorized for issuance under the Stock Bonus Plan. As at March 14, 2016, 710,854 Common Shares (or approximately 0.27% of the issued and outstanding Common Shares) have been issued pursuant to the Stock Bonus Plan and an aggregate of 189,146 Common Shares (or approximately 0.07% of the issued and outstanding Common Shares) remain available for grant under the Stock Bonus Plan. The Compensation Committee has the right to amend or terminate the Stock Bonus Plan at any time in its discretion. In addition, certain amendments to the Stock Bonus Plan require shareholder and regulatory approval.

Executive Management Performance Bonus Plan

The Corporation maintains an Executive Management Performance Bonus Plan (the “Executive Bonus Plan”) under which the Corporation’s executive officers and certain other management personnel are eligible for annual bonus incentives. Incentive bonuses may be paid in a combination of stock granted under the Stock Bonus Plan and cash bonus awards as recommended by the Compensation Committee at the beginning of each year for the prior fiscal year’s performance. Incentive bonuses are awarded under the Executive Bonus Plan at the discretion of the Board, based on the Board’s evaluation of the performance of both the Corporation and the participant measured against performance objectives established each year. The annual bonus incentive provides each NEO and certain other officers with the opportunity to earn a bonus based on the achievement of specific company-wide, business unit or function and individual performance goals. The Compensation Committee approves a target incentive payout for a fiscal year as a percentage of the base salary earned during that period for each NEO at the beginning of the fiscal year.

The incentive bonuses, targets and objectives will continue to be determined based on a combination of achievement of corporate performance objectives and achievement of individual performance measures, with the primary emphasis on corporate objectives (80% for 2016).

Deferred Share Unit Plan

The Corporation’s deferred share unit plan (the “DSU Plan”) was adopted on March 9, 2011 and was amended and restated as of March 14, 2016 (the “Restatement Effective Date”). The DSU Plan has been implemented for directors and executive officers of the Corporation in order to (i) encourage the directors and executive officers of the Corporation to own Common Shares of the Corporation and to facilitate such Common Share ownership; and (ii) provide directors and executive officers of the Corporation with incentives in the form of deferred share units in order to allow the Corporation to reduce its reliance on stock options and other long-term incentive plans for the same purposes, so as to conform with current best practices regarding directors’ and executive officers’ compensation. The DSU Plan is administered by the Compensation Committee. Pursuant to the DSU Plan, directors may elect to receive all or part of their retainer in DSUs having a market value equal to the portion of the retainer to be received in that form, subject to such limits as the Compensation Committee may impose. The Compensation Committee may also grant to any director or executive officer, in each year, DSUs having a market value not greater than the total compensation payable to such director or executive officer for that year, including any salary or bonus but excluding any director’s retainer. The number of DSUs to be issued is determined by dividing the amount of the retainer or base salary determined as the basis for the award by the volume-weighted average trading price of a Common Share (as reported by the NYSE MKT, or, if the Common Shares are not listed on that stock exchange, on such other stock exchange on which they are listed at that time) for the 20 trading days immediately preceding the date the DSUs are awarded. The vesting schedule of the DSUs is determined at the discretion of the Compensation Committee, but generally in the case of DSUs granted to directors in lieu of director retainers, the DSUs vest immediately on the award date. DSUs otherwise awarded to directors and officers as part of total compensation payable generally vest one-third on each of the first three anniversaries of the award date.

At the election of the Compensation Committee in its sole discretion, each DSU granted after the Restatement Effective Date may be redeemed for:

(a)	a cash payment equal to the market value of one Common Share on the date of redemption (the “Redemption Value”), after deduction of applicable taxes and other source deductions required by applicable laws;

(b)	such number of Common Shares purchased by the Corporation on the public market as have an aggregate market value equal to the Redemption Value; or

(c)	any combination of the foregoing, so long as the aggregate redemption price has a fair market value equal to the Redemption Value.

In addition to the foregoing, the Compensation Committee in its sole discretion, may redeem DSUs granted prior to the Restatement Effective Date for Common Shares issued by the Corporation from treasury.

As at March 14, 2016, 5,252,577 Common Shares (or approximately 2.02% of the issued and outstanding Common Shares) are available to be issued by the Corporation from treasury in respect of DSUs granted prior to the Restatement Effective Date. DSUs issued on or after the Restatement Effective Date can no longer be redeemed for Common Shares issued by the Corporation from treasury. 820,135 Common Shares (or approximately 0.32% of the issued and outstanding Common Shares) have been issued by the Corporation from treasury pursuant to redeemed DSUs. Accordingly, the aggregate maximum number of Common Shares that may be issued under the DSU Plan is 6,072,712, representing approximately 2.3% of the outstanding Common Shares as of March 14, 2016.

For directors, DSUs may be redeemed on the day after the 90th day following the director’s separation date from the Corporation and no later than December 15 of the calendar year following the calendar year in which the separation date occurs. For officers, DSUs may be redeemed no earlier than the first business day following the six-month anniversary of the officer’s separation date from the Corporation and no later than December 15 of the calendar year following the calendar year in which the separation date occurs. In the event of a participant’s death or retirement, all outstanding DSUs held by the participant prior to the date of death or retirement become fully vested. If a participant resigns or is terminated without cause, the Compensation Committee may cause the outstanding DSUs to vest at such time or times or upon such conditions as the Compensation Committee may determine in its sole discretion. The maximum number of Common Shares that may be (i) issued to insiders of the Corporation (including directors and officers of the Corporation) pursuant to the DSU Plan within any one year period, and (ii) issuable to insiders pursuant to the DSU Plan at any time, when combined with all of the Common

Shares issuable to insiders pursuant to any other security-based compensation arrangement of the Corporation, must not exceed 10% of the total number of outstanding common shares of the Corporation.

Pursuant to the terms of the DSU Plan, the amendment and restatement of the DSU Plan did not require shareholder approval.

Share Appreciation Rights Plan

In February 2012, the Corporation adopted a Share Appreciation Rights Plan (the “SARs Plan”) to provide incentive compensation based on the appreciation in value of the Common Shares over a specified period of time. Under the SARs Plan, the Corporation may from time to time grant awards of share appreciation rights (“SARs”) to current and future directors, executive officers, employees and consultants of the Corporation and/or its subsidiaries. The SARs Plan is administered by the Compensation Committee, which determines from time to time who will participate in the SARs Plan, as well the terms of the grants, including the vesting provisions applicable to specific SARs grants. The maximum number of SARs that may be granted to any participant in any one calendar year under the SARs Plan is 800,000 SARs. A total of 1,255,000 SARs were granted during the fiscal year ended December 31, 2015 leaving 2,933,987 outstanding at December 31, 2015. The vesting schedule of the SARs is determined at the discretion of the Board, but generally the SARs vest one-third on each of the first three anniversaries of the grant date. Upon exercise of a SAR, the participant will be entitled to receive an amount in respect of each SAR equal to the amount by which the fair market value of one Common Share as of the date of such exercise exceeds the fair market value of one Common Share as of the grant date of such SAR. No SARs will be settled in shares; rather, all SAR exercises will be settled solely in cash. Participants in the SARs Plan will have no rights whatsoever as a shareholder of the Corporation or of a subsidiary in respect of any SARs. In the event of a grantee’s termination by reason of death, disability or retirement, all outstanding SARs held by the grantee prior to the termination date may, in the sole discretion of the Compensation Committee, become fully vested. If a grantee’s termination is a result of resignation or termination without cause, all outstanding SARs held by the grantee that were vested and entitled to be exercised may be exercised for 30 days following such termination. If the grantee’s termination of employment or service is a result of termination for cause, all outstanding SARs held by the grantee are deemed to expire and the grantee will not be entitled to exercise any SARs that may have otherwise vested. The SARs Plan provides that it will terminate on February 13, 2022, unless it is terminated on an earlier date in accordance with the terms of the SARs Plan.

Termination and Change of Control Benefits

Employment Agreements and Severance Arrangements on Termination and Termination following a Change of Control

Upon certain terminations of employment (including a termination following a Change in Control of the Corporation), severance benefits are payable to the NEOs. These severance benefits are designed to attract and retain senior executives and to provide replacement income if their employment is terminated involuntarily other than for cause. Severance benefits are specifically provided for in each NEO’s employment agreement. To be eligible to receive severance benefits under the terms of their employment agreements, a NEO must (i) be an executive on the date of termination, (ii) be involuntarily terminated (other than for cause), and (iii) execute and deliver a release agreement.

The Corporation or a subsidiary has employment agreements with Messrs. Raffield and Wasel. The material terms of these employment agreements include: (a) employment for one year with automatic renewal for successive one-year periods unless either the Corporation or the employee gives notice of non-renewal of the employment agreement; (b) a base salary (as set forth above under “Executive Compensation Table”); (c) severance payments upon a termination of employment without cause in an amount equal to the sum of (i) the employee’s base salary, (ii) the average of the target bonus for the employee for the current calendar year and the bonus paid to the employee for the previous year; (d) severance on termination upon a Change of Control equal to two times the sum of the employee’s base salary, the average of the target bonus for the employee for the current calendar year and the bonus paid to the employee for the previous year and a portion of the target bonus for the employee for the current calendar year which is prorated to the portion of such year prior to the employee’s termination; and (e) on termination by the Corporation without cause or following a Change in Control, all unvested stock options immediately vest and remain exercisable for 12 months following termination.

The Corporation also has employment agreements with Messrs. Coetzer, Owiredu and van Niekerk that contain similar material terms to the employment agreements of Messrs. Raffield and Wasel, except that: (i) the value of benefits provided for the severance periods and the term of employment is indefinite unless employment is terminated upon retirement, for cause or without cause, by death or disability, or by the employee for a material breach of the agreement and (ii) the definition of “Change of Control” in Mr. van Niekerk’s employment agreement contemplates a “Change of Control” occurring upon the acquisition of 50% if the Corporation’s voting stock by a person or group, rather than a 30% threshold contemplated by the other employment agreements, as discussed below.

Under the employment agreements, other than Mr. van Niekerk’s employment agreement, a “Change in Control” is defined, generally, as (i) the acquisition of more than 30% of the Corporation’s voting stock by a person or group, (ii) Board members at a specified date, or persons appointed or nominated by them, cease to constitute a majority of the Board, or (iii) shareholders approve a merger of the Corporation (other than a merger in which the shareholders of the Corporation prior to the merger continue to own more than 50% of the outstanding stock of the surviving entity), a sale of substantially all of the Corporation’s assets, or a liquidation. Change in Control severance benefits become payable under the terms of the employment agreements if, within 12 months (as applicable) following a Change in Control, the employee’s employment is terminated by the Corporation or the surviving or successor entity without cause or the employee voluntarily terminates his/her employment for specified reasons. Such reasons include a substantial alteration in the nature or status of employment responsibilities, reduction in compensation or benefits, relocation, or breach by the surviving or successor entity of the employment agreement.

Listed below are the terms of such payments and estimates regarding the amounts for each of the NEOs which would have been payable had a termination occurred on December 31, 2015.

Name and Compensation Category	Retirement	Termination without cause	Termination Upon a Change in Control	Method of Payment
Samuel T. Coetzer
Accrued Compensation	$38,462	$38,462	$38,462	Lump Sum
Severance Compensation	N/A	$2,053,762	$2,053,762 (plus prorated portion of current year bonus)	Lump Sum[1]
In the money value of options and SARs accelerated on a change of control	N/A	Nil	Nil	Cash payment for SARs or issuance of shares from treasury (on payment of exercise price) for options
Total	$38,462	$2,092,224	$2,092,224

Name and Compensation Category	Retirement	Termination without cause	Termination Upon a Change in Control	Method of Payment
Daniel Owiredu
Accrued Compensation	$130,411	$130,411	$130,411	Lump Sum
Severance Compensation	N/A	$689,390	$1,378,780(plus prorated portion of current year bonus)	Lump Sum
In the money value of options and SARs accelerated on a change of control	N/A	Nil	Nil	Cash payment for SARs or issuance of shares from treasury (on payment of exercise price) for options
Total	$130,411	$819,801	$1,509,191
P. André van
Niekerk[2]
Accrued Compensation	$32,276	$32,276	$32,276	Lump Sum
Severance Compensation	N/A	$723,507	$723,507 (plus prorated portion of current year bonus)	Lump Sum
In the money value of options and SARs accelerated on a change of control	N/A	Nil	Nil	Cash payment for SARs or issuance of shares from treasury (on payment of exercise price) for options
Total	$32,276	$755,783	$755,783
Martin Raffield[2]
Accrued	$11,123	$11,123	$11,123	Lump Sum[1]
Compensation
Severance Compensation	N/A	$529,814	$1,059,628	Lump Sum
In the money value of options and SARs accelerated on a change of control	N/A	Nil	Nil	Cash payment for SARs or issuance of shares from treasury (on payment of exercise price) for options
Total	$11,123	$540,937	$1,070,751
S. Mitchel Wasel
Accrued Compensation	$27,309	$27,309	$27,309	Lump Sum
Severance Compensation	N/A	$358,738	$717,476 (plus prorated portion of current year bonus)	Lump Sum
In the money value of options and SARs accelerated on a change of control	N/A	Nil	Nil	Cash payment for SARs or issuance of shares from treasury (on payment of exercise price) for options
Total	$27,309	$386,047	$744,785

1	A portion of the Severance Compensation may be withheld by the Corporation and paid on the six month anniversary of the NEO’s termination in order to comply with Section 409A of the Internal Revenue Code of 1986, as amended.
2	In addition to the payments noted, relocation related expenses to return to the US would be paid in the event of termination.

Other Information

Indebtedness of Directors and Officers

No directors, nominees for election as directors, executive officers or members of their immediate family were indebted to the Corporation, or any of its subsidiaries, directly or indirectly, at any time since the beginning of the Corporation’s last fiscal year.

Relationships and Related Transactions

Compensation Committee Interlocks and Insider Participation

None of the Compensation Committee members has served as an officer or employee of the Corporation. None of the Corporation’s executive officers has served as a member of a compensation committee or board of directors of any other entity which has an executive officer serving as a member of the Board.

Transactions with Related Persons

The Corporation has adopted a written policy for the review of transactions with related persons. The policy requires review, approval or ratification of transactions exceeding $120,000 in which the Corporation is a participant and in which a director, executive officer, a significant shareholder or an immediate family member of any of the foregoing persons has a direct or indirect material interest.

No related person of the Corporation, nor any associate or affiliate of a related person, has had any material interest in any transaction or proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries, nor has any director of the Corporation been involved, directly or indirectly, in any business or professional relationship with the Corporation in connection with the provision by the director or the Corporation of property, services or financing during the Corporation’s financial year ended December 31, 2015 other than as set forth herein. In May 2015, the Corporation’s wholly-owned subsidiary, Caystar Finance Co. (“Caystar Finance”), entered into a $130 million stream transaction (the “Stream Transaction”) with RGLD Gold AG (“RGLD”), a wholly-owned subsidiary of Royal Gold, Inc., (“Royal Gold”) and a $20 million term loan with Royal Gold (the “Term Loan”). On December 31, 2015, the Stream Transaction was amended to include an additional $15 million stream advance payment by RGLD and, at the Corporation’s option, an additional $5 million of stream financing. The Stream Transaction and the Term Loan are described in detail in the material change reports of the Corporation dated May 15, 2015 and January 11, 2016. One of the Corporation’s directors, Tony Jensen, serves as President, Chief Executive Officer and a director of Royal Gold. Mr. Jensen abstained from attending and voting at the Board meeting at which the Stream Transaction and Term Loan were addressed.

Additionally, no person who has been a director or officer during the Corporation’s financial year ended December 31, 2015, nor any proposed director, nor any of their associates or affiliates, have any material interest, direct or indirect, in the matters to be acted upon at the Meeting. Each quarter, the Chief Financial Officer issues a “Commitments, Contingencies and Acquisition” checklist to the CEO, CFO, Chief Operating Officer, Senior Vice President, Corporate Strategy and Vice President, Exploration, which must be signed and returned to inquire if there have been any related party transactions for the quarter.

In addition, on an annual basis, the Corporation’s legal counsel prepares Directors and Officers (“D&O”) questionnaires and submits the questionnaires to all directors and officers of the Corporation. The D&O questionnaires are reviewed by the Chief Financial Officer to determine if any payments that would fall under disclosure guidelines have been made to any companies that would indicate a related party transaction.

If the Chief Financial Officer determines that any transaction could be a related party transaction, the transaction is brought to the Audit Committee for review. The Audit Committee determines whether a related party transaction can be approved or not, based on whether the transaction is determined to be in, or not inconsistent with, the best interests of the Corporation and its shareholders.

Relationships

Certain directors and officers of the Corporation are and may continue to be involved in the mining and mineral exploration industry through their direct and indirect participation as a director or otherwise in corporations, partnerships or joint ventures, which are potential competitors. Situations may arise in connection with potential acquisitions and investments where the other interests of these directors and officers may conflict with the interests of the Corporation. Each of the directors of the Corporation is required to disclose any potential conflict of interest and to act honestly, in good faith and in the best interests of the Corporation.

The Nominating and Corporate Governance Committee is responsible for annually reviewing and reporting to the Board on business activities of each Board member including their employment or service to any other companies to assure that potential conflicts are clearly understood or avoided. Potential conflicts include the relationships, if any, between each of the directors and the Corporation and its management, and any involvements of any of the directors (including membership on other boards of directors) which constitute, or may result in, a conflict of interest.

Availability of Documents

Financial information regarding the Corporation can be found in the following documents, which documents have been filed or will be filed with the SEC in the United States and securities commissions or similar authorities in various provinces of Canada and copies of which may be requested, after filing, by any person to whom a proxy statement is delivered, and shall be provided without charge within one business day of the receipt of such request, by Golden Star Resources Ltd., 150 King Street West, Sun Life Financial Tower, Suite 1200, Toronto, Ontario, Canada M5H 1J9 Tel: (416) 583-3800, Attention: Investor Relations.

Additional information relating to the Corporation, including the Corporation’s annual financial statements for the year ended December 31, 2015, as may be amended, together with any document, or the pertinent pages of any document, incorporated by reference therein and the related management’s discussion and analysis of the financial condition and results of operations, is available on The System for Electronic Document Analysis & Retrieval (or SEDAR) at www.sedar.com.

Accompanying Financial Information and Incorporation by Reference

The following financial statements and information of the Corporation (which are incorporated into the Corporation’s Annual Report for the Fiscal year ended December 31, 2015) accompany and form part of, and are specifically incorporated by reference into, this Circular: (a) Consolidated Balance Sheets as of December 31, 2015 and 2014, and Consolidated Statements of Operations, Consolidated Statement of Changes in Shareholders’ Equity, and Consolidated Statements of Cash Flows for the years ended December 31, 2015, and 2014; (b) the Notes to the Consolidated Financial Statements; (c) the Auditors’ Report on such financial statements; (d) the report on Management’s Responsibility for Financial Information; and (e) Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2015 (the “Annual MD&A”). These documents are available on SEDAR at www.sedar.com and a copy of any such document may be obtained free of charge upon request by a shareholder to the Corporation as set forth under “Availability of Documents”.

In this Circular, we use the terms “all-in sustaining costs” and “cash operating costs”. These should be considered as non-GAAP financial measures as defined in applicable Canadian and United States securities laws and should not be considered in isolation or as a substitute for measures or performance prepared in accordance with GAAP. For more information regarding these non-GAAP financial measures, including descriptions of these non-GAAP financial measures and reconciliations of these non-GAAP financial measures to the most directly comparable International Financial Reporting Standards measures, see pages 18 to 21 of the Annual MD&A.

The reports of the Compensation and Audit Committees and the information under the heading “Performance Graph and Table” shall not be deemed incorporated by reference by any general statement incorporating by reference this Circular into any filing under the United States Securities Act of 1933 (the “Securities Act”) or the United States Securities Exchange Act of 1934 (the “Exchange Act”), except to the extent the Corporation specifically incorporates this information by reference, and shall not otherwise be deemed filed under the Securities Act or the Exchange Act.

2017 Shareholder Proposals

To be eligible for inclusion in the Circular for the year 2017 annual general meeting of shareholders, shareholder proposals prepared in accordance with applicable rules governing shareholder proposals must be received at the Corporation’s corporate office, 150 King Street West, Sun Life Financial Tower, Suite 1200, Toronto, Ontario, Canada M5H 1J9, Attention: Chief Financial Officer, on or before December 13, 2016.

Other Matters

Management of the Corporation is not aware of any other matters to come before the Meeting other than as set forth in the Notice of the Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed proxy to vote the Common Shares represented thereby in accordance with their best judgment on such matter.

Approval

The content and mailing of this Circular have been approved by the Board of Directors of the Corporation.

DATED this 14th day of March, 2016.

ON BEHALF OF THE MANAGEMENT OF GOLDEN STAR RESOURCES LTD.

By: “Samuel T. Coetzer”	By: “André van Niekerk”
Samuel T. Coetzer President and Chief Executive Officer	André van Niekerk Executive Vice President and Chief Financial Officer

Appendix “A”

GOLDEN STAR RESOURCES LTD.

Audit Committee Charter

(February 2016)

There shall be a committee of the Board of Directors (the “Board”) of Golden Star Resources Ltd., a Canadian corporation (“Golden Star”), to be known as the Audit Committee (the “Committee”) whose membership, authority and responsibilities shall be as set out in this Charter.

PRIMARY FUNCTION

The primary function of the Committee is to assist the Board in fulfilling its oversight responsibilities, primarily through (a) overseeing the integrity of Golden Star’s financial statements and financial reporting process and Golden Star’s systems of internal accounting and financial controls; (b) overseeing the performance of the internal auditors; (c) recommending the selection of, retaining and monitoring the independence and performance of Golden Star’s outside auditors, including overseeing the audits of Golden Star’s financial statements, and approving any non-audit services; and (d) facilitating communication among the outside auditors, management, internal auditors and the Board.

MEMBERSHIP

Following each annual meeting of the shareholders of Golden Star, the Board shall elect no fewer than three directors (the “Members”) to the Committee and shall appoint one of the Members to chair the Committee. Each Member shall meet the independence requirements imposed by applicable laws and stock exchange requirements (the “Listing Rules”).

The Committee may form and delegate authority to subcommittees when and where appropriate.

Any Member may be removed from office or replaced at any time by the Board and shall cease to be a Member upon ceasing to be a director. Each Member shall hold office until the close of the next annual meeting of shareholders of Golden Star or until the Member ceases to be a director, resigns or is removed or replaced, whichever first occurs.

A Member shall be considered independent if (a) he or she is not currently and has not been during the past three years, an employee or executive officer of Golden Star or its subsidiaries, other than as allowed by law and the Listing Rules; (b) he or she has not accepted, directly or indirectly, any consulting, advisory or other compensatory fee from Golden Star or its subsidiaries other than in connection with serving on the Committee, any other Board committee or as a Board member; (c) he or she is not an “affiliated person” of Golden Star or any Corporation subsidiary as defined by rules of the SEC, including Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Listing Rules; (d) he or she does not have a “material relationship” with Golden Star as defined by NI 52-110; and (e) he or she meets all other requirements for independence imposed by law and the Listing Rules from time to time and any requirements imposed by any applicable body having jurisdiction over Golden Star.

No Member shall have participated in the preparation of the financial statements of Golden Star or its subsidiaries at any time during the past three years.

All Members shall from and after the time of their respective appointments to the Committee have a practical knowledge of finance and accounting and be able to read and understand financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity that can reasonably be expected to be raised by Golden Star’s financial statements. In addition, Members may be required to participate in continuing education if required by applicable law or the Listing Rules.

At least one of the Members shall be a “financial expert” as defined in the applicable SEC and NYSE rules and regulations, and at least one of the Members shall meet the financial sophistication standards under the Listing Rules.

MEETINGS

The Committee shall meet as frequently as is necessary to carry out its responsibilities, but at least quarterly, at such times and location determined by the Committee chairman. The Committee is governed by the rules regarding meetings (including meetings by conference telephone or similar communications equipment), action without meetings, notice, waiver of notice, and quorum and voting requirements as are applicable to the Board.

The Committee is authorized and empowered to adopt its own rules of procedure not inconsistent with (a) any provision of this Charter, (b) any provision of the constating documents or bylaws of Golden Star, or (c) applicable law and Listing Rules.

In the absence of the Committee chairman for any meeting, the Members shall elect a chairman from those in attendance to act as chairman of that meeting.

REPORTING

Following meetings of the Committee, the Committee chairman shall report to the Board issues before the Committee and actions taken by the Committee.

RESPONSIBILITIES, DUTIES AND POWERS

1.	The Committee’s principal responsibility is one of oversight. Golden Star’s management is responsible for preparing Golden Star’s financial statements, and Golden Star’s outside auditors are responsible for auditing and reviewing those financial statements. In carrying out these oversight responsibilities, the Committee is not providing any expert or special assurance as to Golden Star’s financial statements or any professional certification as to the outside auditors’ work.

2.	The designation or identification of a Member as a “financial expert” or “financially literate” does not impose on such person any duties, obligations, or liability that are greater than the duties, obligations, and liability imposed on such person as a Member of the Committee and Board in the absence of such designation or identification; and the designation or identification of a Member as a “financial expert” or “financially literate” does not affect the duties, obligations, or liability of any other Member or Board member.

3.	The Committee’s specific responsibilities and powers are as set forth below.

General Duties and Responsibilities

•	Periodically review with management and the outside auditors the applicable law and the Listing Rules relating to the qualifications, activities, responsibilities and duties of audit committees and compliance therewith, and also take, or recommend that the Board take, appropriate action to comply with such law and rules.

•	Review, at least annually, the Committee’s duties, responsibilities and performance and determine if any changes in practices of the Committee or amendments to this Charter are necessary.

•	Meet separately at least annually with each of Golden Star’s senior management, including its Chief Financial Officer, Director of Internal Audit, Controller and outside auditors in separate executive sessions to discuss any matters that the Committee or each of these persons believes should be discussed privately.

•	Establish procedures for: (a) the receipt, retention and treatment of complaints received by Golden Star regarding accounting, internal accounting controls or auditing matters; and (b) the confidential, anonymous submission by employees of Golden Star of concerns regarding questionable business conduct, accounting or auditing matters.

•	Retain, at Golden Star’s expense, independent counsel, accountants or other advisors for such purposes as the Committee, in its sole discretion, determines to be appropriate to carry out its responsibilities.

•	Determine the necessary funding for the payment of: (a) compensation to outside auditors engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for Golden Star; (b) compensation to any advisors employed by the Committee and (c) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

•	Review and approve Golden Star’s hiring policies regarding partners, employees, former partners and former employees of the present and former external auditor of Golden Star.

•	Prepare or approve annual reports of the Committee for inclusion in the management information circular for Golden Star’s annual meetings.

•	Investigate any matter brought to its attention related to reports of improper business conduct, financial, accounting and audit matters and have full access to all books, records, facilities and personnel of Golden Star.

•	Undertake such additional responsibilities as from time to time may be delegated to it by the Board, required by Golden Star’s articles or bylaws or required by law or Listing Rules.

Auditor Independence

•	Be directly responsible for the recommendation of, appointment of, compensation, retention, termination and oversight, subject to the requirements of applicable law, of the work of any outside auditor engaged by Golden Star for the purpose of preparing or issuing an audit report or performing other audit, review or attest services. The outside auditors shall report directly to the Committee.

•	Receive from the outside auditors, review and discuss not less frequently than annually, a formal written statement delineating all relationships between the outside auditors and Golden Star which may impact the objectivity and independence of the outside auditors, and other applicable standards. The statement shall include a description of all services provided by the outside auditors and the related fees. The Committee shall actively discuss any disclosed relationships or services that may impact the objectivity and independence of the outside auditors and take appropriate action to satisfy itself of the independence of the auditors.

•	Pre-approve all engagement letters and fees for all auditing services (including providing comfort letters in connection with securities offerings) and permitted non-audit services performed by the outside auditors, subject to any de minimis exception under Section 10A(i)(1)(B) of the Exchange Act and Section 2.4 under NI 52-110 and any rules promulgated thereunder. Pre-approval authority may be delegated to one or more independent Members, and any such Member shall report any decisions to the full Committee at its next scheduled meeting. The Committee shall not approve an engagement of outside auditors to render non-audit services that are prohibited by law or the Listing Rules.

•	Obtain annual assurance from the outside auditors that they (a) have complied with Section 10A (Audit Requirements), of the Exchange Act and the rules promulgated thereunder, and (b) they know of no violation of Rule 13b2 2 (Representations and Conduct in Connection with the Preparation of Required Reports and Documents) of the Exchange Act having occurred.

•	Review with the outside auditors, at least annually, the auditors’ internal quality control procedures and any material issues raised by the most recent internal quality peer review of the outside auditors.

Internal Control and Compliance with Corporate Business Conduct or Ethics Policies

•	Review annually the adequacy and quality of Golden Star’s financial and accounting staff, the need for and scope of internal audit reviews, and the plan, budget and the designations of responsibilities for any internal audit.

•	Review the performance and material findings of internal audit reviews.

•	Review annually, evaluate and discuss with the outside auditors, management and internal audit, management’s report on internal controls over financial reporting and the related auditor’s report, when and as required by Section 404 of the Sarbanes-Oxley Act and National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings. Discuss any significant deficiencies in the design or operation of the Company’s internal controls, material weaknesses in internal controls, any fraud (regardless of materiality), as well as any significant changes in internal controls implemented by management during the most recent reporting period. Determine whether any internal control recommendations made by outside auditors have been implemented by management.

•	Review major financial risk exposures and the guidelines, policies and insurance that management has put in place to govern the process of assessing, controlling, managing and reporting such exposures. Receive reports from officers responsible for oversight of any particular financial risks within Golden Star upon change of any relevant policy, practice or circumstance within their department.

•	Review and evaluate at least annually Golden Star’s policies and procedures for maintaining and investing cash funds and for hedging (metals, foreign currency, etc.) as detailed in the corporate treasury policy. Approve any variations from the corporate treasury policy that may be required from time to time.

•	Evaluate whether management is setting the appropriate tone at the top by communicating the importance of: internal controls; ethics and conduct codes; and ensuring that all supervisory and accounting employees understand their roles and responsibilities with respect to internal controls.

•	Review with outside auditors and legal counsel, as the Committee deems appropriate, actions taken to ensure compliance with the code of ethics or conduct for Golden Star established by the Board.

Annual and Interim Financial Statements

•	Review, evaluate and discuss with Golden Star’s management and outside auditors (a) the nature and extent of any significant changes in Canadian accounting principles including under international financial reporting standards (“IFRS”), (b) the application of accounting principles and significant accounting and reporting principles, (c) practices and procedures applied in preparing the financial statements, (d) all critical accounting policies and practices to be used, (e) any major changes to Golden Star’s accounting or reporting principles, practices or procedures, including those required or proposed by professional or regulatory pronouncements and actions, as brought to its attention by management or the outside auditors, (f) information related to significant unusual transactions, including the business rationale for such transactions, and (g) any material written communications between the outside auditors and management, such as any management letter or schedule of unadjusted differences.

•	Review and discuss with outside auditors alternative treatments of financial information under generally accepted accounting principles including IFRS, including pro forma financial information, the ramifications of each treatment and the method preferred by the outside auditors.

•	Review the scope, plan and procedures to be used on the annual audit and receive confirmation from the outside auditors that no limitations have been placed on the scope or nature of their audit scope, plan or procedures.

•	Review the results of any difficulties, differences or disputes with management encountered by the outside auditors during the course of the audit or reviews and be responsible for overseeing the resolution of such difficulties, differences and disputes.

•	Review, evaluate and discuss with the outside auditors and management Golden Star’s audited annual financial statements and other information that is to be included in Golden Star’s annual information form, annual financial statements and the Form 40-F (or such other annual report as may be required by the rules and regulations of the SEC), including the disclosures in respect of Golden Star’s “management’s discussion and analysis of financial condition and results of operations”, and the results of the outside auditors’ audit of Golden Star’s annual financial statements, including the accompanying notes, and the outside auditors’ report, and determine whether to recommend to the Board that the financial statements are satisfactory in form and substance for filing on SEDAR and with the SEC. Review and discuss with the outside auditors and management Golden Star’s quarterly financial statements and other information to be included in Golden Star’s quarterly management discussion and analysis of financial condition and results of operations, prior to filing such reports on SEDAR and with the SEC.

Related Party Transactions

•	Review and oversee any transaction exceeding US$120,000 or otherwise material to Golden Star involving Golden Star and a related party, and review any other related party transactions.

Earnings Press Releases

•	Review and discuss with management and the outside auditors prior to release all earnings press releases of Golden Star, as well as any financial information and/or earnings guidance, if any, to be provided by Golden Star to analysts and rating agencies.

*…*…*…*

Appendix “B”

GOLDEN STAR RESOURCES LTD.

BOARD MANDATE

The responsibility of the board of directors is to oversee the management of the business and affairs of the company. The board delegates the responsibility for day to day operations to the CEO and the management team.

The board shall fulfill its responsibilities by exercising the following:

BY PROVIDING GUIDANCE, DIRECTION AND GOVERNANCE:

•	Ensuring board contains members who have professional, technical and financial competence and that such skills are exercised for the guidance of management

•	Specifically, board members should have experience in the affairs of natural resource companies

•	Providing guidance with respect to environmental, community and government affairs and overall corporate responsibility

•	Setting the tone with respect to ethics and cultural integrity in the affairs of the corporation

•	Providing and adopting relevant principles of corporate governance that guide management in its day to day affairs

APPOINTING, EVALUATING, COMPENSATING MANAGEMENT:

•	Selecting, setting objectives for, evaluating the performance of, and planning for ,the succession of the CEO and management in general

•	Designing the system of, and approving the compensation for, the CEO and the named executive officers

•	Delegating the responsibility to the Compensation Committee to advise the board with respect to all compensation including the compensation of the directors

•	Ensuring that a management development program is in place

STRATEGIC PLANNING:

•	Adopting and engaging a strategic planning process, drawing on the experience of the entire board, which considers the long term risks and opportunities of the business

•	Adopting an annual budget and plan along with an annual review of the strategic plan

•	Approving all major expenditures, projects, acquisitions, dispositions and changes In operating policies and organizational structures

•	Approve all capital budgets not included in the annual budget and above set authorization limits

•	Approve all financing arrangements including guarantees adopted and other significant obligations incurred by the company

RISK MANAGEMENT:

•	Assessing the principal risks affecting the performance of the company and ensuring reasonable mitigation of those risks through appropriate systems and allocation of responsibilities

ETHICS AND SOCIAL RESPONSIBILITY:

•	Adopting a Corporation Code of Ethics and monitoring compliance with the code and reviewing and resolving complaints evoked by the code

•	Creating a Committee to oversee all Corporate Social Responsibility matters including but not limited to, community affairs, corporate responsibility issues including environmental, health and safety matters and long term impacts of the company’s business on the communities in which it operates

•	Ensuring that the CEO and senior management team create a culture of integrity and ethical behavior and that the company exhibits a strong emphasis on ethical behavior, concern for safety and health and awareness and concern for environmental impact of its operations on the communities where it operates

•	Regularly reviewing and updating the company’s policies and codes with respect to compliance with legal and regulatory changes

DISCLOSURE AND FINANCIAL REPORTING:

•	Approving all annual and quarterly reports and all financial disclosure plus all regulatory filings prior to their release

•	Overseeing policies to manage the company’s system of internal controls, financial reporting and information systems

•	Appointing and delegating to the Audit Committee the responsibility to monitor and advise the board with respect to the above

•	Ensuring a mechanism is in place to receive feedback from shareholders, employees and communities

•	Ensure a system of continuous disclosure is in place

•	Approve all share issuances, cancellations, shareholder incentive option and share schemes, all debt and other encumbrances recommended by management and the initiation of significant litigation by the company

GOVERNANCE:

•	Selecting a Chair from its members who will lead the board, who will provide liaison between the board and the CEO and who will govern meetings, set agendas, ensure adequate informational support for discussions and plan and lead meetings

•	Maintaining its independence informally and formally, from management and meeting independently on a regular basis

•	Selecting and monitoring the composition of the board and evaluating the performance of the board as a whole and its individual members

B-2

•	Establishing and appointing standing board committees including an Audit Committee, a Nominating and Corporate Governance Committee, a Compensation Committee, a Corporate Social Responsibility Committee and such other ad hoc committees as it may deem necessary from time to time

•	Developing and adopting a set of governance principles which guide management and the board with respect to the conduct of the company’s affairs and which take into account and balance the desires of all stakeholders

•	Adopting and implementing an orientation program for new directors and a continuing education program for the board as a whole

•	Setting approval limits for commitments and expenditures for management

•	Ensuring that the board, via management, gets all appropriate feedback from investors

•	The board will annually review and approve the Corporation’s reserve and resource statements with management

B-3

Appendix “C”

GOLDEN STAR RESOURCES LTD.

FOURTH AMENDED AND RESTATED 1997 STOCK OPTION PLAN

(Effective Date of Amendment May 5, 2016)

1.	PURPOSE

1.1	The purpose of the Fourth Amended and Restated 1997 Stock Option Plan (the “Plan”) is to advance the interests of Golden Star Resources Ltd. (the “Corporation”) by encouraging and enabling equity participation in the Corporation by selected key employees, consultants and directors of the Corporation or subsidiaries of the Corporation through the acquisition of common shares without par value of the Corporation (“Shares”). The Corporation would like to incentivize eligible employees to maintain and to enhance the long-term performance of the Corporation through the acquisition of Shares pursuant to the exercise of stock options. Any reference herein to the Corporation or any subsidiary of the Corporation shall be deemed to refer to any predecessor or successor corporation thereto.

“Affiliate” shall have the meaning set forth in the Canada Business Corporations Act.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Effective Date” shall mean May 5, 2016.

“Incentive Stock Option” means a stock option designated as an incentive stock option in an option agreement and that is granted in accordance with the requirements of, and that conforms to the applicable provisions of, Section 422 of the Code.

“Insider” shall have the meaning set forth in the Toronto Stock Exchange Company Manual.

“Nonqualified Stock Option” means a stock option that is not designated in an option agreement as an Incentive Stock Option or was not granted in accordance with the requirements of, and does not conform to the applicable provisions of, Section 422 of the Code.

“Option” means any Nonqualified Stock Option or Incentive Stock Option granted under the Plan.

1.2	It is the further purpose of this Plan to permit the granting of Options that may, but need not, constitute performance-based compensation for certain executive officers, as described in Section 162(m) of the Code.

1.3	The 1992 Employees’ Stock Option Plan and the 1992 Non-Discretionary Directors’ Stock Option Plan (collectively, the “1992 Plans”) were terminated upon the assumption under the Plan of outstanding options granted under the 1992 Plans.

2.	ADMINISTRATION OF THE PLAN

2.1	The Plan will be administered by the Compensation Committee of the Board of Directors of the Corporation (the “Board of Directors”) or such other independent committee of the Board of Directors as the Board of Directors shall determine (the “Independent Committee”); provided however, the Board of Directors may, in its discretion, reserve to itself any or all of the authority and responsibility of the Independent Committee; and provided further, with respect to Nonqualified Stock Options granted to non-employee directors of the Corporation, the Board of Directors shall serve as the Independent Committee. To the extent that the Board of Directors has reserved to itself the authority and responsibility of the Independent Committee, all references herein to the Independent Committee shall be deemed to refer to the Board of Directors.

The Independent Committee shall consist of such two or more directors of the Corporation as the Board of Directors may designate from time to time, all of whom shall be and remain directors of the Corporation. To the extent necessary to comply with Code Section 162(m) or Rule 16b-3 under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”), as amended (“Rule 16b-3”), each member of the Independent Committee shall be an “outside director” within the meaning of Code Section 162(m) and a “non-employee director” within the meaning of Rule 16b-3. The Independent Committee shall also satisfy any “independence” requirements of any national securities exchange in the United States on which the Shares are listed. As of the Effective Date, the Compensation Committee of the Corporation shall be the Independent Committee that administers the Plan.

The Independent Committee is authorized to interpret and to implement the Plan and all Plan agreements and may from time to time amend or rescind rules and regulations required for carrying out the Plan. The Independent Committee shall have the authority to exercise all of the powers granted to it under the Plan, to make any determination necessary or advisable in administering the Plan and to correct any defect or any omission and reconcile any inconsistency in the Plan. Any such interpretation or construction of any provision of the Plan shall be final and binding on all optionees and for all purposes of the Plan. The Independent Committee shall have, in addition to any specific powers granted by this Plan, such powers that it may deem necessary, desirable, convenient or appropriate for the supervision and administration of this Plan.

2.2	All administrative costs of the Plan shall be paid by the Corporation. No member of the Independent Committee shall be liable for any action or determination made in good faith with respect to the Plan or any Option granted under it.

3.	PARTICIPATION

3.1	Options may be granted under the Plan to persons who are directors or key employees (including officers, whether or not directors, and part-time employees) of, or independent consultants to, the Corporation or any of its subsidiaries who, by the nature of their positions or jobs, are in the opinion of the Independent Committee in a position to contribute to the success of the Corporation or any of its subsidiaries or who, by virtue of their length of service to the Corporation or to any of its subsidiaries are, in the opinion of the Independent Committee, worthy of special recognition. However, Incentive Stock Options may only be granted to employees of the Corporation and its subsidiaries. Designation of a participant in any year shall not require the designation of such person to receive an Option in any other year. The Independent Committee shall consider such factors as it deems pertinent in selecting participants and in determining the amount and terms of their respective Options.

3.2	Options may also be granted under the Plan in substitution for outstanding options of another corporation or entity or corporations or entities in connection with a plan of arrangement, amalgamation, merger, consolidation, acquisition of property or shares, or other reorganization between or involving such other corporation or entity or corporations or entities and the Corporation or any of its subsidiaries.

4.	NUMBER OF SHARES RESERVED UNDER THE PLAN

4.1	The number of Shares issuable under the Plan is limited as follows:

(a)	the maximum number of Shares issuable pursuant to the exercise of Incentive Stock Options and Nonqualified Stock Options shall be thirty-five million (35,000,000); provided, however, if, after the Effective Date, any Shares covered by an Option, or to which such an Option relates, are forfeited, or if an Option has expired, terminated or been cancelled for any reason whatsoever (other than by reason of exercise), then the Shares covered by such Option shall again be, or shall become, Shares with respect to which Options may be granted hereunder. The maximum number of Shares set forth in this Section 4.1(a) shall be subject to adjustment or increase of such number pursuant to Section 11;

(b)	the aggregate number of Shares in respect of which Options have been granted and remain outstanding under the Plan shall not at any time, when taken together with all of the Corporation’s other stock option plans or share compensation arrangements then either in effect or proposed, at any time be such as to result in the number of Shares issuable to Insiders pursuant to stock options exceeding ten percent (10%) of the Outstanding Issue (as defined below);

(c)	the total number of Shares issued within any one-year period to all Insiders of the Corporation pursuant to the exercise of vested Options and pursuant to any other share compensation arrangements of the Corporation shall not exceed ten percent (10%) of the Outstanding Issue;

(d)	the total number of Shares issuable to any one optionee pursuant to Options granted under the Plan and other stock option plans or share compensation arrangements of the Corporation shall not exceed two percent (2%) of the Outstanding Issue;

(e)	the total number of Shares issuable within any one-year period to an Insider and, if applicable, such Insider’s “associates” (as defined under the Securities Act (Ontario)) pursuant to the exercise of vested Options or any other share compensation arrangements of the Corporation shall not exceed two percent (2%) of the Outstanding Issue;

(f)	the total number of Shares issuable to non-employee directors shall not exceed the lesser of:

(i)	one percent (1%) of the Outstanding Issue;

(ii)	such number of Shares having, at the time the Options are issued, an aggregate fair market value of CAD$150,000 per annum per non-employee director under the Plan and all of the Corporation’s security based compensation arrangements; and

(iii)	such number of Shares having, at the time the Options are issued, an aggregate fair market value of CAD$100,000 per annum per non-employee director; and

(g)	notwithstanding any other provision of the Plan or an option agreement, the aggregate fair market value of the Shares with respect to which Incentive Stock Options are exercisable for the first time by an optionee in any calendar year, under the Plan or any other option plan of the Corporation or its affiliates, shall not exceed US$100,000. For this purpose, the fair market value of the Shares shall be determined as of the time the Incentive Stock Option is granted. The Options or portions thereof which exceed such limit (according to the order in which they were granted) shall be treated as Nonqualified Stock Options.

4.2 “Outstanding Issue”, for the purposes of the Plan, is determined on the basis of the number of Shares that are outstanding immediately prior to the issuance of Shares in question, and shall exclude Shares issued pursuant to the Plan and the Corporation’s other share compensation arrangements over the preceding one-year period.

5.	NUMBER OF OPTIONED SHARES PER OPTIONEE

5.1	Subject to Section 4.1 hereof, the maximum number of Shares subject to Options granted to any one participant in any one calendar year shall not exceed eight hundred thousand (800,000) (such number shall be subject to adjustment or increase pursuant to Section 11). Subject to these limitations, however, the determination regarding the number of optioned Shares that may be granted to each optionee pursuant to an Option will be made by the Independent Committee and will take into consideration the optionee’s present and potential contribution to the success of the Corporation.

6.	PRICE

6.1	The exercise price per Option shall be determined by the Independent Committee at the time the Option is granted, but such price shall not be less than the fair market value per Share on the date of grant. For the purposes of the Plan, “fair market value” per Share shall mean the closing price of the Shares on the stock exchange or other market on which the Shares principally traded on the day immediately preceding the date of grant; provided, however, that if the Shares are not readily tradable on an established securities market, the fair market value shall be made in a manner that, in the good faith determination of the Independent Committee, represents a reasonable application of a reasonable valuation method. Notwithstanding the foregoing, in the case of a grant of an Incentive Stock Option, the exercise price shall be the closing price of the Shares on the stock exchange or other market on which the Shares principally traded on the day immediately preceding the date of grant.

6.2	Notwithstanding Section 6.1 hereof, in the case of a grant of an Incentive Stock Option to an employee who is a Ten Percent Shareholder (as defined below) as of the date of grant, the exercise price shall not be less than one hundred ten percent (110%) of the greater of the closing price of the Shares on the stock exchange or other market on which the Shares principally traded on (i) the date of grant or (ii) the day immediately preceding the date of grant.

A “Ten Percent Shareholder” shall be a shareholder who owns shares possessing more than ten percent (10%) of the total combined voting power of all classes of shares of the Corporation or any related corporation. The preceding sentence shall be interpreted and administered in accordance with Code Section 422(b)(6) and U.S. Treasury Regulations promulgated thereunder.

7.	EXERCISE OF OPTIONS

7.1	The period during which an Option may be exercised (the “Option Period”) shall be determined by the Independent Committee at the time the Option is granted and may be up to ten (10) years from the date the Option is granted, except as the same may be reduced pursuant to the provisions of Sections 8 and 9 hereof. Notwithstanding the previous sentence, no Incentive Stock Option granted to a Ten Percent Shareholder shall be exercisable after the expiration of five (5) years from the date of grant.

7.2	In order to ensure that the Corporation will receive the benefits contemplated in exchange for the Options granted hereunder, no Option shall be exercisable until it has vested. The vesting schedule for each Option shall be specified in an option agreement as provided for in Section 11 hereof; provided, however, that the Independent Committee shall have the right with respect to any one or more optionees to accelerate the time at which an Option may be exercised. Notwithstanding the foregoing provisions of this Section 7.2, if there is a Change of Control (as defined below), and if an optionee’s employment with the Corporation (or any of its subsidiaries, as the case may be) is terminated by the Corporation (or such subsidiary, as the case may be) for any reason within twelve (12) months after such Change of Control, then all of such optionee’s outstanding Options shall become immediately exercisable.

For purposes of this Plan, a “Change of Control” shall mean the occurrence of any of the following: (i) the sale, lease, transfer, conveyance or other disposition, in one or a series of related transactions, of all or substantially all of the assets of the Corporation to any “person” or “group” (as such terms are used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act), (ii) any person or group, is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person shall be deemed to have “beneficial ownership” of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than fifty percent (50%) of the total voting power of the voting stock of the Corporation, including by way of merger, consolidation or otherwise, (iii) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors (together with any new directors whose election by such Board of Directors whose nomination for election by the shareholders of the Corporation was approved by a vote of a majority of the directors of the Corporation, then still in office, who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors, then in office, or (iv) the Corporation is liquidated or dissolved; provided, however, that a Change of Control shall not be deemed to have occurred if such Change of Control results solely as a result of a continuance of the Corporation to another jurisdiction or an internal corporate reorganization or restructuring of the Corporation where such transaction does not materially affect the beneficial ownership of the Corporation’s voting stock.

7.3	Options shall be exercisable, either all or in part, at any time after vesting. If less than all of the Shares included in the vested portion of any Option are purchased, the remainder may be purchased, subject to the Option’s terms, at any subsequent time prior to the expiration of the Option Period.

7.4	Except as set forth in Sections 8 and 9 hereof, no Option may be exercised unless the optionee is at the time of such exercise an employee or director of, or consultant to, the Corporation or any of its subsidiaries and shall have continuously served in any one or more of such capacities since the grant of the Option. The Independent Committee may decide in each case to what extent bona fide leaves of absence for illness, temporary disability, government or military service, or other reasons will or will not be deemed to interrupt continuous service.

7.5	The exercise of any Option will be contingent upon receipt by the Corporation of written notice of the optionee’s exercise of such Option and payment for the full purchase price of the Shares being purchased in cash by way of certified cheque or bank draft. No optionee or his or her legal representatives, legatees or distributees will be, or will be deemed to be, a holder of any Shares subject to an option under the Plan, unless and until Options for such Shares are issued to him, her or them under the terms of the Plan.

7.6	Optioned Shares will be issued to the optionee on the date of exercise and he or she will be the owner of those shares from that date.

7.7	If a Nonqualified Stock Option expires during a trading black-out period imposed by the Corporation to restrict trades in the Corporation’s securities, then, notwithstanding any other provision of the Plan, the Option shall expire ten (10) business days after the trading black-out period is lifted by the Corporation and a reference to “Option Expiry Date” herein shall be deemed to be a reference to the date on which the Option, as so extended, expires.

7.8	In the event of a Change of Control, the Board of Directors may provide that Options or portions thereof granted hereunder must be exercised in connection with the closing of such Change of Control transaction, and that if not so exercised such Options or portions thereof will expire. The Board of Directors may also provide for the payment of cash or property (or combination thereof) in settlement of any Options or portions thereof upon a Change of Control.

8.	TERMINATION OF EMPLOYMENT

8.1	If an optionee ceases to be employed by, or provide services to, the Corporation or any of its subsidiaries for any reason (other than death), or shall receive notice from the Corporation or any of its subsidiaries of the termination of his or her employment or services (such optionee being referred to in this Section 8.1 as a “Former Optionee”), the Former Optionee may only exercise each Option held, to the extent that it has vested and not been exercised before such termination, until the earlier of:

(a)	the date which is thirty (30) days after the Former Optionee ceased to be employed by, or provide services to, the Corporation or any of its subsidiaries; and

(b)	the expiry of the Option Period for the Option (the “Option Expiry Date”);

provided, however, that:

(c)	if the Former Optionee was a director of the Corporation or any of its subsidiaries, each Nonqualified Stock Option held will continue to be exercisable until the earlier of:

(i)	the date which is twelve (12) months after the Former Optionee ceases to be such a director for any reason (other than death); and

(i)	the Option Expiry Date; and

(d)	each Option held may continue to be exercisable for such longer period than that provided for in this Section 8.1 if and as may be determined by the Independent Committee; provided, however, that any such determination by the Independent Committee shall be subject to the following:

(i)	such determination shall be made within three months after the date that the Former Optionee ceased to be employed by, or provide services to, the Corporation or any of its subsidiaries;

(ii)	an extension of the exercise period of an Incentive Stock Option shall not exceed three (3) months after the date on which the Optionee ceased to be an employee, unless such Optionee is disabled (within the meaning of Code Section 22(e)(3)), in which case the extension of the exercise period of the Incentive Stock Option shall not exceed one (1) year;

(iii)	such determination shall be subject to applicable regulatory approvals; and

(iv)	such longer exercise period determined by the Independent Committee for any Option shall not extend beyond the Option Expiry Date for such Option.

9.	DEATH OF OPTIONEE

9.1	In the event of the death of an optionee while in service or in the post-termination period described in Section 8, each Option theretofore granted to him or her shall be exercisable until the earlier of:

(a)	the expiry of the period within which the Option may be exercised after such death, which period may be up to one (1) year after such death and is to be specified in his or her option agreement, and

(b)	the Option Expiry Date;

provided, however, that the Option is only exercisable in such event:

(c)	by the person or persons to whom the optionee’s rights under the Option shall pass by the optionee’s will or by the laws of descent and distribution, and

(d)	to the extent that the Option has vested and not been exercised prior to the Optionee’s death.

10.	OPTION AGREEMENT

10.1	Upon the grant of an Option to an optionee, the Corporation and the optionee shall enter into an option agreement setting out the number of Options and optioned Shares granted to the optionee and the terms of the Option and incorporating the terms and conditions of the Plan and any other requirements of regulatory bodies having jurisdiction over the securities of the Corporation and such other terms and conditions as the Independent Committee may determine are necessary or appropriate, subject to the Plan’s terms. Any option agreement for Incentive Stock Options may contain such limitations upon the exercise of the Option as deemed necessary by the Independent Committee in order for the Option to be an “Incentive Stock Option” as defined in Section 422 of the Code.

11.	ADJUSTMENT IN SHARES SUBJECT TO THE PLAN

11.1	The Option exercise price and the number of Shares to be purchased by an optionee upon the exercise of an Option will be adjusted, with respect to the then unexercised portion thereof, by the Independent Committee from time to time (on the basis of such advice as the Independent Committee considers appropriate, including, if considered appropriate by the Independent Committee, a certificate of auditors of the Corporation) in the event and in accordance with the provisions and rules set out in this Section 11. Any dispute that arises at any time with respect to any adjustment pursuant to such provisions and rules will be conclusively determined by the Independent Committee, and any such determination will be binding on the Corporation, the optionee and all other affected parties.

(a)	In the event that a dividend is declared upon the Shares payable in Shares (other than in lieu of dividends paid in the ordinary course), the number of Shares then subject to any Option shall be adjusted by adding to each such Share the number of Shares which would be distributable thereon if such Share had been outstanding on the date fixed for determining shareholders entitled to receive such stock dividend.

(b)	In the event that the outstanding Shares are (i) changed into or exchanged for a different number or kind of Shares or other securities of the Corporation or of another corporation, whether through an arrangement, amalgamation, reclassification, redesignation or other similar procedure or otherwise, then there shall be substituted for each Share subject to any Option the number and kind of Shares or other securities of the Corporation another Corporation into which each outstanding Share shall be so changed or for which each such Share shall be exchanged or (ii) subject to a subdivision or consolidation or similar procedure, the Independent Committee may change the number of Shares available under the Plan and any outstanding Option and the exercise price of any Option and the fair market value determined under this Plan in such manner as it shall deem equitable in its sole discretion.

(c)	In the event that there is any change, other than as specified above in this Section 11, in the number or kind of outstanding Shares or of any securities into which such Shares shall have been changed or for which they shall have been exchanged, then, if the Independent Committee, in its sole discretion, determines that such change equitably requires an adjustment to be made in the number or kind of Shares and/or exercise price, such adjustment shall be made as determined by the Independent Committee.

(d)	In the event that the Corporation distributes by way of a dividend, or otherwise, to all or substantially all holders of Shares, property, evidences of indebtedness or shares or other securities of the Corporation (other than Shares) or rights, options or warrants to acquire Shares or securities convertible into or exchangeable for Shares or other securities or property of the Corporation, other than as a dividend in the ordinary course, then, if the Independent Committee, in its sole discretion, determines that such action equitably requires an adjustment in the exercise price or number of Shares subject to any Option, or both, such adjustment shall be made as determined by the Independent Committee.

11.2	In the case of any such substitution or adjustment as provided for in this Section 11, the exercise price in respect of each Option for each Share covered thereby prior to such substitution or adjustment will be proportionately and appropriately varied, such variation shall generally require that the number of Shares or securities covered by the Option after the relevant event multiplied by the varied Option exercise price be equal to the number of Shares covered by the Option prior to the relevant event multiplied by the original Option exercise price.

11.3	No adjustment or substitution provided for in this Section 11 shall require the Corporation to issue a fractional share in respect of any Option. Fractional shares shall be eliminated and no cash payment in lieu thereof will be made to any optionee by the Corporation.

11.4	The grant of an Option shall not affect in any way the right or power of the Corporation to effect adjustments, reclassifications, reorganizations, arrangements or changes of its capital or business structure, or to amalgamate, merge, consolidate, dissolve or liquidate, or to sell or transfer all or any part of its business or assets.

11.5	Any adjustments with respect to the Options pursuant to this Section 11 shall be done in a manner intended to comply with the requirements of Code Sections 409A and 422 (as applicable).

12.	TRANSFERABILITY

12.1	All benefits, rights and Options accruing to any optionee in accordance with the terms and conditions of the Plan shall not be assignable other than as specifically provided in Section 9 in the event of the death of the optionee. During the lifetime of an optionee, all benefits, rights and Options shall not be assignable or transferable and may only be exercised by the optionee.

13.	EMPLOYMENT

13.1	Nothing contained in the Plan shall confer upon any optionee any right with respect to employment or continuance of employment with, or the provision of services to, the Corporation or any of its subsidiaries, or interfere in any way with the right of the Corporation or any of its subsidiaries to terminate the optionee’s employment or services at any time. Participation in the Plan by an optionee is “voluntary” within the meaning of applicable securities laws.

14.	RECORD KEEPING

14.1	The Corporation shall maintain a register in which shall be recorded:

(a)	the name and address of each optionee; and

(b)	the number of Shares subject to an Option granted to an optionee and the number of Shares subject to the Option remaining outstanding, as well as the Option exercise price.

15.	SECURITIES REGULATION AND TAX WITHHOLDING

15.1	Where the Independent Committee determines it is necessary or desirable to effect or rely on an exemption from the registration or distribution of the Shares under securities laws applicable to the securities of the Corporation, an optionee shall be required, upon the acquisition of any Shares pursuant to the Plan, to acquire the Shares with investment intent (i.e., for investment purposes) and not with a view to their distribution, and to present to the Independent Committee an undertaking to that effect in a form acceptable to the Independent Committee. The Board of Directors and the Independent Committee may take such other action or require such other action or agreement by such optionee as may from time to time be necessary to comply with applicable securities laws. This provision shall in no way obligate the Corporation to undertake the registration or qualification of the distribution of any Options or the Shares under any securities laws applicable to the securities of the Corporation.

15.2	The Board of Directors and the Corporation may take all such measures as they deem appropriate to ensure that the Corporation’s obligations under the withholding provisions under income and tax laws applicable to the Corporation and other provisions of applicable laws are satisfied with respect to the issuance of Shares pursuant to the Plan or the grant or exercise of Options, including retention of Shares that would otherwise be issued to the optionee or requiring the optionee to fund the amount required to be withheld.

15.3	Issuance, transfer or delivery of certificates for Shares purchased pursuant to the Plan may be delayed, at the discretion of the Independent Committee, until the Independent Committee is satisfied that the applicable requirement of securities and income tax laws have been met.

16.	AMENDMENT, SUSPENSION AND TERMINATION

16.1	The Independent Committee may, in its discretion, and without obtaining shareholder approval, amend, suspend or discontinue the Plan, and amend or discontinue any Options granted under the Plan at any time. Without limiting the foregoing, the Independent Committee may, without obtaining shareholder approval, amend the Plan and any Options granted under the Plan to:

(a)	amend the vesting provisions;

(b)	amend the termination provisions, except in certain limited circumstances as described in Section 16.2;

(c)	amend the eligibility requirements of eligible participants which would have the potential of broadening or increasing Insider participation;

(d)	add a cashless exercise feature, payable in cash or securities, whether or not the feature provides for a full deduction of the number of underlying Shares from the reserved Shares;

(e)	make amendments in any respect it deems necessary or advisable to provide eligible employees with the maximum benefits provided or to be provided under the provisions of the Code and the regulations promulgated thereunder relating to Incentive Stock Options and/or to bring the Plan and/or Incentive Stock Options granted under it into compliance therewith; and

(f)	make amendments of a housekeeping nature or to comply with the requirements of applicable law or stock exchange listing requirements; provided that no such amendment or termination shall adversely affect any outstanding Options granted under the Plan without the consent of the optionee.

16.2	Notwithstanding Section 16.1, none of the following amendments to the Plan shall be made without obtaining the approval of the shareholders in accordance with the requirements of applicable law or any stock exchange listing requirements and, in the case of (g) and (h) below, no such amendment that would adversely affect any outstanding Options granted under the Plan shall be made without the consent of the affected optionee:

(a)	increase the number of Shares issuable under the Plan;

(b)	change the manner of determining the exercise price so that the exercise price is less than the fair market value per Share (as determined under Section 6);

(c)	allow a participant to transfer or assign an Option to any person or entity, other than as permitted pursuant to Section 9, provided that such transfer or assignment complies with applicable laws and rules of applicable stock exchanges;

(d)	increase the aggregate number of Shares in respect of which Options have been granted and remain outstanding so that such number of Shares, when taken together with all of the Corporation’s security based compensation arrangements, at any time results in:

(i)	the number of Shares issuable to Insiders pursuant to Options exceeding 10% of the Outstanding Issue; or

(ii)	the issuance to Insiders pursuant to Options, within a one-year period, of a number of Shares exceeding 10% of the Outstanding Issue (excluding Shares issued pursuant to security based compensation arrangements during the preceding one-year period);

(e)	increase the number of Shares issuable to non-employee directors;

(f)	amendments to Section 16.1 or this Section 16.2;

(g)	reduce the exercise price, or cancel and reissue Options so as to in effect reduce the exercise price, other than pursuant to adjustments in accordance with Section 11; or

(h)	extend the termination date beyond the original expiration date, other than in accordance with Section 7.7.

16.3	Notwithstanding Section 16.1, to the extent that shareholder approval is necessary or desirable in the Independent Committee’s sole discretion under applicable law, including without limitation, Section 162(m), Section 409A and Section 422 of the Code and Rule 16b-3 of the Exchange Act, such amendment shall be effective upon the required approval of the shareholders of the Corporation.

16.4	If, at any time, tax advisors to the Corporation determine that the terms of any outstanding Option result in additional tax or interest to the holder under Code Section 409A, the Independent Committee shall have the authority to enter into an amendment of such Option, consistent with this Plan, that is designed to avoid such additional tax or interest. Notwithstanding any other provision of this Plan to the contrary, if (1) on the date of an optionee’s Separation from Service (as such term is used or defined in Code Section 409A(a)(2)(A)(i), Treasury Regulation Section 1.409A-1(h), or any successor law or regulation), any of the Corporation’s equity is publicly traded on an established securities market or otherwise (within the meaning of Section 409A(a)(2)(B)(i) of the Code) and (2) as a result of such Separation from Service, the optionee would receive any payment that, absent the application of this sentence, would be subject to interest and additional tax imposed pursuant to Code Section 409A as a result of the application of Code Section 409A(a)(2)(B)(i), then, to the extent necessary to avoid the imposition of such interest and additional tax, such payment shall be deferred until the earlier of (i) six months after the optionee’s Separation from Service or (ii) the optionee’s death.

17.	NO REPRESENTATION OR WARRANTY

17.1	The Corporation makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of the Plan.

18.	NECESSARY APPROVALS

18.1	The obligation of the Corporation to issue and to deliver any Shares in accordance with the Plan is subject to any necessary or desirable approval of any regulatory authority having jurisdiction over the securities of the Corporation. Notwithstanding any provision of this Plan or any Option or any option agreement, optionees shall not be entitled to exercise Options or receive the benefits thereof and the Corporation shall not be obligated to deliver any Shares or provide any benefits to an optionee if such exercise, delivery, receipt or payment of benefits would constitute a violation by the optionee or the Corporation of any provision of any such law or regulation. If any Shares cannot be issued to any optionee for whatever reason, the obligation of the Corporation to issue such Shares shall terminate and any Option exercise price paid by the optionee to the Corporation shall be returned to the optionee.

19.	GENERAL PROVISIONS

19.1	Nothing contained in the Plan shall prevent the Corporation or any subsidiary thereof from adopting or continuing in effect other compensation arrangements, which may, but need not, provide for the grant of Options (subject to shareholder approval if such approval is required), and such arrangements may be either generally applicable or applicable only in specific cases.

19.2	The Plan, all instruments of grant evidencing Options granted hereunder and any other agreements or other documents relating to the Plan shall be interpreted and construed in accordance with the laws of the Province of Ontario, except to the extent the terms of the Plan or of any supplement or appendix to the Plan expressly provides for application of the laws of another jurisdiction.

19.3	Awards may be granted to participants who are citizens or residents of a jurisdiction other than Canada or the United States on such terms and conditions different from those under the Plan as may be determined by the Independent Committee to be necessary or advisable to achieve the purposes of the Plan while also complying with applicable local laws, customs and tax practices, including any such terms and conditions as may be set forth in any supplement or appendix to the Plan intended to govern the terms of any such Option. In no event shall the eligibility, grant, exercise or settlement of an Option constitute a term of employment, or entitlement with respect to employment, of any employee.

19.4	If any provision of the Plan or any Option is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction or as to any person or Option, or would disqualify the Plan or any Option under any law deemed applicable by the Independent Committee, such provision shall be construed or deemed amended to conform to the applicable laws, or if it cannot be construed or deemed amended without, in the determination of the Independent Committee, materially altering the intent of the Plan or the Option, such provision shall be stricken as to such jurisdiction, person or Option and the remainder of the Plan and any such Option shall remain in full force and effect.

19.5	Neither the Plan nor any Option shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Corporation or any subsidiary thereof and an optionee or any other person.

19.6	Headings are given to the sections of the Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision thereof.

19.7	Although the Corporation intends to administer the Plan so that Options will be exempt from, or will comply with, the requirements of Code Section 409A, the Corporation does not warrant that any Option under the Plan will qualify for favorable tax treatment under Code Section 409A or any other provision of federal, state, local or foreign law. The Corporation shall not be liable to any participant in the Plan for any tax, interest or penalties such participant might owe as a result of the grant, holding, vesting or exercise of any Option under the Plan.

20.	TERM OF THE PLAN

20.1	The Plan shall be effective, subject to shareholder approval, as of the date of the Effective Date.

20.2	The Board of Directors may suspend or terminate the Plan at any time; provided, that the administration of the Plan shall continue in effect until all matters relating to Options previously granted have been settled. Suspension or termination of the Plan shall not impair rights and obligations under any Option granted while the Plan is in effect except with the written consent of the optionee.

20.3	No Option shall be granted under the Plan after the 10th anniversary of the Effective Date or at such earlier time as the Board of Directors may determine. Unless otherwise expressly provided in the Plan or in an applicable option agreement, any Option granted hereunder may, and the authority of the Independent Committee to amend, alter, adjust, suspend, discontinue, or terminate any such Option (including pursuant to the Corporation’s Clawback Policy) or to waive any conditions or rights under any such Option shall, continue after termination of the Plan.